Form 20-F
period 2025-06-30
EPWK Holdings Ltd.
filed 2026-01-14
CIK 1900720

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number: 001-42501

EPWK HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building #2, District A, No. 359 Chengyi Rd.,

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive offices)

Guohua Huang, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +86 400-6999467

Email: huangguohua@epwk.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Trading Symbol(s)
Class A ordinary shares	EPWKF

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: An aggregate of 20,263,994 Class A ordinary shares, and 3,555,948 Class B ordinary shares, as of June 30, 2025. It did not retroactively reflect the 40 for 1 share consolidation that became effective on November 17, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“We”, “us” or the “Company” in this annual report are to EPWK Holdings Ltd., and its affiliated entities;

●	“Affiliated entities” are to our subsidiaries and variable interest entity (“VIE”);

●	“Buyer” is either a user who hires sellers from our platform or an offline customer who uses our other services;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan but including special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the class A ordinary shares of EPWK Holdings Ltd., par value $0.0001 per share;

●	“Daily Inquiries” are inquiries made by users each day regarding the services and products offered on our platform.

●	“EPWK HK” are to the Company’s wholly owned subsidiary, EPWK Holdings Limited, a Hong Kong corporation;

●	“EPWK VIE” are to Xiamen EPWK Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between EPWK WFOE and EPWK VIE;

●	“EPWK WFOE” are to Yipinweike (Guangzhou) Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by us through EPWK HK;

●	“Gross Merchandise Volume (GMV)” refers to the total volume of transactions we make over a specified period of time through our platform, which includes any fees or other deductions we may calculate separately; GMV is not our revenue and is not included in the statement of operations; unless indicated otherwise, the “GMV” in this annual report refers to the total volume of transactions we make over one calendar year;

●	“Mini Programs” refer to various sub-applications incorporated into popular mobile applications in China like WeChat and Alipay that do not require separate installations and are ready to use at any time;

●	“our memorandum and articles of association” are to our third amended and restated memorandum and articles of association;

●	“Paid Members” are users who have subscribed to our self-operated services and tools, including design, software development, marketing, business writing, interior decoration, life service, intellectual properties registration and management services;

●	“Proprietary Data” is the data we created after analyzing the nature and type of the seller-posted services or products;

●	“Seller” is to a user who provides service to buyers on our platform;

●	“Trading Volume” includes all types of tasks and transactions posted on or completed through the platform; and

●	“Users” or “registered users” include buyers and sellers whose registered accounts have been verified by phone numbers, government identification documents, email accounts, or bank accounts, buyers and sellers who registered their accounts through third-party applications, including WeChat, Weibo or Tencent QQ, and buyers and sellers who registered their accounts without going through the verification process. Unverified users can only browse our platform and cannot use any of our services.

Our business is conducted through EPWK WFOE and EPWK VIE in the PRC, using RMB, the currency of China. This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2025, 2024 and 2023. The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.1636 and 7.2672 at the balance sheet dates of June 30, 2025 and 2024, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.2143, 7.2248 and 6.9526 for fiscal years 2025, 2024 and 2023, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business Operations

We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We incurred net losses of $10,440,259, $1,202,916 and $1,080,016 for the years ended June 30, 2025, 2024 and 2023, respectively. As of June 30, 2025, we had accumulated deficit of $29.30 million. We expect to make significant expenditures related to the development and expansion of our business, including marketing, platform improvement, system and operation optimization. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than increases in our operating expenses, we will not be able to achieve profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

Our growth depends on our ability to attract and retain a community of buyers and sellers, and the loss of our users, failure to maintain or grow spend of our current users, or failure to attract new users could adversely impact our business.

The size of our community of users, including both buyers and sellers, is critical to our success. Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to attract new users and retain existing users on our platform. Over the past few years, we have experienced strong growth in the number of users on our platform, but we do not know whether we will be able to achieve similar user growth rates in the future. Sellers have many different ways of marketing their services and securing buyers, including meeting and contacting prospective buyers through other platforms, advertising to prospective buyers online or offline through other methods, signing up for online or offline third-party agencies or staffing firms or finding employment full-time or part-time through an agency or directly with a business. Buyers have similarly diverse options to find sellers, such as engaging sellers directly, finding sellers through other online or offline platforms or through staffing firms and agencies or hiring temporary, full-time, or part-time employees. Any decrease in the attractiveness of our platform relative to these other options available to buyers and sellers could lead to decreased engagement on our platform, which could result in a drop in revenue on our platform. In addition, a drop in engagement from buyers, including due to a general decrease in spending or otherwise as a result of the COVID-19 pandemic, could lead to diminished network effects and decrease the attractiveness of our platform to sellers. If we fail to attract new sellers or our existing sellers decrease their use of or cease using our platform, the quality or types of services provided by sellers that use our platform are not satisfactory to buyers, buyers may decrease their use of, or cease using, our platform.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality sellers, and improve our review system. A key factor in attracting and retaining sellers, in turn, is maintaining and increasing the number of buyers using our platform and increasing the quantity and quality of tasks posted on our platform. Thus, achieving growth in our community of buyers and sellers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users.

Users can generally decide to cease using our platform at any time. Users may stop using our platform and related services if the quality of the user experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive products and services. Users may also choose to cease using our platform if they perceive that our pricing model is not in line with the value they derive from our platform or for other reasons. In addition, expenditures by buyers may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new users or fail to maintain existing users, our revenue may grow more slowly than expected and our business could be materially and adversely affected.

We incurred net losses for the year ended June 30, 2025 and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We incurred net losses of $10,440,259, $1,202,916 and $1,080,016 for the years ended June 30, 2025, 2024 and 2023, respectively. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease.

If we fail to maintain a balanced pool of freelancers with diversified skills to meet demands of our business customers, our business and operations may be adversely affected.

The size of our community of users, including both buyers and sellers, is critical to our success. Over the past few years, we have experienced strong growth in the number of users on our platform, including the number of business customers with a wide spectrum of demands and freelancers with a variety of skills and talents. However, as the business customers demands evolve constantly, it is important to recruit freelances with diversified skills to meet the most popular demands as well as less frequently requested demands. In the past years, we have increased demand in software development, logo design, brand marketing, copywriting and recruited a large number of freelancers in these fields. We have also strived to recruit and nurture freelancers with skills in areas such as video editing, 3D modeling. If we fail to maintain a balanced pool of freelancers with diversified skills to meet demands of our business customers in the future, our business and operations may be adversely affected.

Users may circumvent our platform, which could adversely affect our business.

Our business depends on buyers and sellers transacting through our platform. Despite our efforts to prevent them from doing so, users may circumvent our platform and engage with or pay each other through other means to avoid the transaction fees and service fees that we charge on our platform. In addition, our efforts to reduce circumvention by buyers and sellers may be costly or disruptive to implement and may fail to have the intended effect or have an adverse effect on our brand or user experience. Additionally, such efforts may reduce the attractiveness of our platform, divert the attention of management or otherwise harm our business.

Additionally, sellers, after utilizing our platform to build their reputation and brand and grow their clientele base, could choose to market their services and skills and transact with buyers outside of our platform.

We rely heavily on the reliability, security and performance of our software. If our software contains serious errors or defects, or we have difficulty maintaining the software, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers.

The reliability and continuous availability of our platform is critical to our success. However, software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Any third-party software we incorporate into our platform may have similar deficiencies. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, and any ensuing disruptions could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Furthermore, our platform is cloud-based, which allows us to deploy new versions and enhancements to all of our customers simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our customers simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of customers. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected.

Since customers may use our solutions for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our customers. Customers may seek significant compensation from us for any losses they suffer or they may cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation. There can be no assurance that provisions typically included in agreements with our customers that attempt to limit exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming, divert management’s attention and be costly to defend and could seriously damage our reputation and brand, making it harder to sell our solutions.

If we fail to maintain and improve the quality of our platform, we may not be able to attract and retain users.

To satisfy both buyers and sellers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform to existing and prospective users.

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners’ technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. For example, with the growing propensity of our users to use mobile devices as their main task searching and management devices, we will need to continue modifying and updating our mobile apps to successfully manage the transition of our users to mobile devices. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our platform may be greater than the short-term, and potentially the total, returns from these new offerings.

It is difficult to predict the problems we may encounter in introducing new features to our platform, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platform will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platform, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are not able to develop and release new products and services, or develop and release successful enhancements, new features, and modifications to our existing products and services, our business could be adversely affected.

The market for our platform is characterized by rapid technological change, frequent product and service introductions and enhancements, changing user demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. We invest substantial resources in researching and developing new products and services and enhancing our platform by incorporating additional features, improving functionality, and adding other improvements to meet our users’ evolving demands in our increasingly highly competitive industry. For example, in 2020, we added certification services, bookkeeping and tax filing services, and built image and font galleries. We have established assessment system with various indicators to maintain the synergy between new products and existing products to fully utilize our existing resources and reduce uncertainty in introducing new products or services.

The success of any enhancements or improvements to, or new features of, our platform or any new products and services, depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies on our work marketplace and third-party partners’ technologies, and overall demand and market acceptance consistent with the intent of such products or services. We cannot be sure that we will succeed, on a timely or cost-effective basis, in developing, marketing, and delivering enhancements or new features to our work marketplace or any new products and services that respond to continued changes in the market for talent or business services. Any enhancements or new features to our marketplace or any new products and services may not achieve, and in the past, had caused unintended negative effects on new products. Certain modifications we made to our products, services, and features also lowered user satisfaction and reduced the desirability of our products or services.

Because further development of our platform is complex, challenging, and dependent upon an array of factors, the timetable for the release of new products and services and enhancements to existing products and services is difficult to predict, and we may not offer new products and services as rapidly as users or prospective users of our marketplace require or expect. Any new products or services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may not be properly integrated with new and existing technologies on our work marketplace or third-party partners’ technologies, may not achieve the intended market acceptance, or may adversely impact existing client spend and user growth and retention. Moreover, even if we introduce new products and services, we may experience a decline in revenue from our existing products and services that is not offset by revenue from the new products or services. In addition, we may lose existing users that choose to use competing products or services. This could result in a temporary or permanent decrease in revenue and adversely affect our business.

We may face lawsuits or incur liability as a result of content published or made available through our platform. Our business model may subject us to disputes between users of our platform.

The nature of our business exposes us to claims related to defamation, infringement, misappropriation or other violations of third-party intellectual property rights, rights of publicity and privacy and personal injury torts. The law relating to the liability of providers of online products or services for activities of their users remains somewhat unsettled, both within the United States and internationally. If a claim is brought against us due to the actions of our users, we could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

Because we generally recognize revenue from annual subscriptions over the term of an agreement, downturns or upturns in sales are not immediately reflected in our full results of operations.

We offer annual subscriptions and generally recognize revenue over the term of our customers’ contracts. Accordingly, increases in annual subscriptions during a particular period do not translate into immediate, proportional increases in revenue during such period, and a substantial portion of the revenue we recognize during a quarter is derived from deferred revenue from annual subscriptions purchased during previous quarters. Conversely, a decline in new or renewed annual subscriptions in any one quarter may not significantly reduce revenue for that quarter but could negatively affect revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our solutions may not be fully reflected in our results of operations until future periods.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and operating results.

The market segments for freelance marketplace are highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting needs, and frequent introductions of new competitors as well as new products and services. The level of competition within, and the frequency and likelihood of increased third-party investment and new competitors entering, such market segment may intensify further due to the COVID-19 pandemic and the resulting increase in remote work, macroeconomic downturn, and increased unemployment rates.

At present, the traditional freelance websites in the domestic freelance and crowdsourcing industries include Zhubajie.com, Project Easy, Time Wealth.com, Mission China, Zhicheng, Creative.com, China Reward Writer, etc. Except for Zhubajie.com with a larger scale of operation, most platforms are not well-known in the market. Their main products and services are homogeneous and lack core competitiveness. They are vulnerable to price wars to compete for users, which reduces the gross profit margin of the entire industry. The overall market influence of the industry is limited as there is no leading company, which affects the overall expansion of the industry.

In the face of fierce competition in the industry, we focus on building our brand awareness, diversifying our products and differentiating our services to better address the unique needs of our clients. We intend to acquire smaller competitors to increase our market share and gradually expand the company’s market influence. However, we cannot assure you that our strategies would be successfully implemented or we may be able to compete successfully against our current and future competitors. If we are unable to compete successfully against current and future competitors, our business, operating results, and financial condition would be adversely impacted.

Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

Mobile devices are increasingly used for platform transactions. A growing portion of our users access our platform through mobile devices. There is no guarantee that popular mobile devices will continue to support our platform or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our website or apps or give preferential treatment to competitors could adversely affect our platform’s usage on mobile devices. Additionally, in order to deliver a high-quality mobile user experience, it is important that our platform is designed effectively and works well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing features that operate effectively with these technologies, systems, networks or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices or users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices or our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of sellers and, in turn, enhancing our attractiveness to buyers. Successful promotion of our brand and our platform depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy and useful platform, the perceived value of our platform and our ability to provide quality support. In order to maintain and enhance our brand, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our platform, regardless of its veracity, could harm our brand. If our brand is harmed, we may not be able to grow or maintain our seller base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We operate in a competitive environment with rapidly evolving technologies and market trends for business incubators.

There are business incubators as well as various investment funds and angel investors in China and abroad whose operations compete with ours, some of which, today or in the future, may possess similar or superior resources and financial capabilities. If the VIE is unable to successfully compete with these incubators, funds and/or angel investors in terms of sourcing, funding and executing investments in new ventures, this could result in lost investment opportunities and, in turn, adversely affect our ability to attract entrepreneurs and our standing in the community.

In addition, the industries which we and our portfolio companies are operating in are characterized by rapid technological changes and evolving trends. Our competitors and those of our portfolio companies, may develop technologies and products which compete with our technologies and products and those of our portfolio companies. Such competing technologies and products may prove to be more effective or less costly than our and our portfolio companies’ products. There can be no assurance that our and our portfolio companies’ products will be competitive against the products of competitors, or that we or our portfolio companies will be able to keep pace with technological developments and changes in market trends. Such technological advances and evolving market trends could make our and our portfolio companies’ technologies and products partially or completely redundant, or impair future sales, which could have a material adverse impact on our business, results of operations or financial condition.

Similarly, if we or our portfolio companies fail to identify emerging technologies or trends, or to respond to such technologies or trends in a timely and cost-effective manner, our ability to sustain or grow our business may suffer. Our portfolio companies are currently focused on internet, software technology and information services, and therefore, are subject to any market vagaries in these industries. Accordingly, the nature of the competition and development of trends in the industries that we and our portfolio companies operate in could have a material adverse impact on our business, financial condition, results of operations and prospects.

We rely on search engines, social networking sites and online streaming services to attract a meaningful portion of our users, and if those search engines, social networking sites and online streaming services change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new users.

Many users locate our platform through internet search engines, such as Baidu, and advertisements on social networking sites and online streaming services, such as WeChat, Douyin and Toutiao. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms, we may appear less prominently or not at all in search results, which could result in reduced traffic to our website that we may not be able to replace. Additionally, if the costs of search engine marketing services, such as Baidu, increase, we may incur additional marketing expenses, we may be required to allocate a larger portion of our marketing spend to this channel or we may be forced to attempt to replace it with another channel (which may not be available at reasonable prices, if at all), and our business, financial condition and results of operations could be adversely affected.

Furthermore, competitors may in the future bid on our brand names and other search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines, social networking sites and video streaming services may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. Additionally, new search engines, social networking sites, video streaming services and other popular digital engagement platforms may develop in specific jurisdictions or more broadly that reduce traffic on existing search engines, social networking sites and video streaming services. If we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website.

Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the crowdsourcing industry is the secure storage of confidential information and its secure transmission over public networks. A majority of the orders and the payments for our products and services are made through our website and mobile app. In addition, all online payments are settled through third-party online payment services. Maintaining complete security on websites, app and mini programs and systems for the storage and transmission of confidential or private information, such as users’ personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our systems.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. We have not encountered instances of material data breach or unauthorized system intrusion. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our users. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may choose to make payment for purchases. Any negative publicity on our safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted commercial bank could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Class A Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected.

In order to develop our business, we need to hire and retain key managers and executives in all areas of our operations. Our future operating results depend to a large extent on our ability to develop and manage expansion and growth successfully. With possible rapid development of our operation, increased capital requirements, the continuous expansion of business scope, and the continuous increase of personnel, higher requirements will be placed on our corporate governance and management capabilities. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place, such as seeking qualified personnel, strengthening different levels of management systems and providing regular corporate governance trainings. However, there is no assurance that we will be able to expand our business or successfully manage any growth that may result. Failure to expand our operations or manage our growth effectively could materially and adversely affect our ability to market our services in multiple venues.

We may be subject to third party payment services and money transmitter regulations that may materially and adversely affect our business.

We rely on a third party, Xiamen International Bank, to collect funds from buyers, remit payments to sellers and hold funds in connection with user balances. Although we believe that by working with a third party, our operations comply with existing Chinese laws and regulatory requirements related to escrow, money transmission and the handling or moving of money, existing laws or regulations may change, and interpretations of existing laws and regulations may also change. If the quality, utility, convenience or attractiveness of third-party payment services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

As a result, we could be required to be licensed as an escrow agent or a money transmitter (or other similar licensee) or may choose to obtain such a license even if not required. Such a decision could also require us to register as a money services business under applicable laws and regulations. It is also possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with escrow, money transmission or other similar statutes or regulatory requirements related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. Any developments in the laws or regulations related to escrow, money transmission or the handling or moving of money or increased scrutiny of our business may lead to additional compliance costs and administrative overhead.

The application of laws and regulations related to escrow, money transmission and the handling or moving of money is complex and uncertain, particularly as they relate to new and evolving business models. If we are or have at any point in time been in violation of one or more escrow or money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in any jurisdiction, we may be subject to the imposition of fines, users in the relevant jurisdiction may be unable to use our platform, we may be subject to civil liability or criminal liability and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Because we rely upon a third party to perform the payment processing for our clients, the failure or inability of the third party to provide these services could impair our ability to operate.

Because we do not possess an internal payment method given the difficulties of obtaining and maintaining a payment license, all payments by our clients are processed by third parties such as UnionPay, Alipay, WeChat Pay, Adapay, YeePay and Yillion. These payment service providers are used by most e-commerce platforms for their convenience, reliability and cost-effectiveness. However, the payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing services to us, including:

●	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;

●	increases in the costs to the third party, including fees charged by banks to process funds through the third parties, which could result in increased costs to us and to our participants;

●	dissatisfaction with the third parties’ services;

●	a decline in the use of the third parties’ services generally which could result in increases in costs to users such as us and our participants;

●	the ability of the third parties to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

●	system failures or failure to effectively scale the system to handle large and growing transaction volumes;

●	the failure or inability of the third parties to manage funds accurately or the loss of funds by the third parties, whether due to employee fraud, security breaches, technical errors or otherwise; and

●	the failure or inability of these third parties to adequately manage business and regulatory risks.

We rely on the convenience and ease of use that third party’s payment methods provide to our users. If the quality, utility, convenience or attractiveness of these payment services declines for any reason, the attractiveness of our services could be materially impaired. If we need to migrate to other third-party payment services for any reason, the transition could require considerable time and management resources, and the third-party payment services may not be as effective, efficient or well-received by our clients. Further, our clients may be reluctant to use a different payment system.

If we fail to hire, retain and train qualified employees or sufficient workforce while controlling our labor costs, our business may suffer.

Our ability to maintain current profitability and grow business operation depend on our ability to attract, retain and train qualified employees with reasonable cost. Labor costs in China have increased with China’s economic development. Our labor costs include wages, performance bonuses and other costs. In the fiscal years ended June 30, 2025, 2024 and 2023, labor costs have accounted for 20%, 54.6% and 57.6% of our sales expenses respectively. To balance employee incentives and cost control, we have taken measures to design and adjust our salary structures to keep the Company’s development strategies in line with employees’ individual development needs. If we cannot effectively control and reduce labor and other operating costs while our business continues to grow, our business conditions, financial conditions and operating results may be adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. During the fiscal years ended June 30, 2025, 2024 and 2023, we did not pay social insurance premiums and the housing provident fund in full. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because we did not pay the social insurance premiums in full for all employees, premium collection agencies may order us to pay or make up the arrears and may impose an overdue fine. If we fail to pay such overdue fine, we may be further fined. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, we may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if we do not make the housing accumulation fund deposit registration or does not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if we fail to pay the housing provident fund within the deadline, we will be imposed a fine of not less than RMB10,000 (approximately $1,500) and not more than RMB50,000 (approximately $7,800). We cannot assure you that our employees will not complain to the relevant authorities regarding the basis of how we had made the contribution for them, which may in turn result in the relevant authorities ordering us to make supplemental contribution and/or imposing late fees or fines on us, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. We depend on the abilities and participation of our current management and technology team generally, we rely particularly upon Mr. Guohua Huang who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Guohua Huang or any senior management for any reason could significantly adversely impact our business and results of operations. We implement the following measures to avoid the loss of core personnel and stabilize our workforce: (1) we conduct regular remuneration surveys and build attractive compensation system in accordance with industry trends; (2) we provide comprehensive benefits for employees; (3) we have built a comprehensive promotion and training system to provide employees with sufficient career development opportunities. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

Our success depends in part upon our intellectual property rights. We rely primarily on copyright, trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures and services. Other persons could copy or otherwise obtain and use our technology without authorization or develop similar IP independently. We may also pursue the registration of our domain names, trademarks, and service marks in other jurisdictions, including the United States. However, the intellectual property laws in China are not considered as strong as comparable laws in the United States or the European Union. We cannot assure you that we will be able to protect our proprietary rights. Further, our competitors may be able to independently develop similar or more advanced technology, duplicate our products and services or design around any intellectual property rights we hold. Further, our intellectual property rights may be subject to termination or expirations. The loss of intellectual property protections or the inability to timely regain intellectual property protections could harm our business and ability to compete.

We rely on a commercial bank, Xiamen International Bank, for payment processing and escrow services on our platform. If the payment service is restricted or curtailed in any way or becomes unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

All online payments for products and services sold or provided through our platform are settled through Xiamen International Bank (the “Bank”). Our business depends on the billing, payment and escrow systems of the Bank to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of the payment processing and escrow services decline, or we have to change the pattern of using the payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

The Bank we work with is subject to the supervision of the People’s Bank of China (“PBOC”). The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the pattern of services provided by such entities for us.

In addition, we cannot assure you that we will be successful in entering into and maintaining amicable relationships with the Bank. Identifying, negotiating and maintaining amicable relationships with the Bank require significant time and resources. Our current agreements with the Bank also do not prohibit it from working with our competitors. It could choose to terminate its relationships with us or propose terms that we cannot accept. In addition, the Bank may not perform as expected under our agreements with it, and we may have disagreements or disputes with the Bank, any of which could adversely affect our brand and reputation as well as our business operations.

Our business operation may be materially affected by the increasing inflation rate.

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for 2022 and 2023 were increases of 2% and 0.2%, respectively. In December 2024, the national consumer price index increased by 0.1 percent year on year.

Although we have not been materially affected by inflation in the past, we may be affected in the future if China experiences higher rates of inflation. For example, certain operating expenses, such as the employee compensation and rental and related expenses for office may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our assets, and we are not able to hedge our exposure to higher inflation in China. As a result, we may have to charge higher prices on our services, which may negatively affect our ability to retain customers or attract new ones.

Risks Relating to Our Corporate Structure

We do not have direct ownership of our operating entities in China but has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb all of losses of the VIE through VIE Agreements, which may not be effective in providing control over EPWK VIE.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of EPWK VIE and its subsidiaries through VIE Agreements, due to restrictions on foreign ownership in certain industries we and the EPWK VIE operate imposed by the Chinese government. For example, foreign ownership in internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. Also, foreign investors are not allowed to invest in network culture business (except for music) in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version) promulgated on September 6, 2024 and became effective on November 1, 2024, respectively, and other applicable laws and regulations. All of our current revenue and net income is derived from EPWK VIE in China.

To comply with applicable PRC laws and regulations on direct foreign investment in certain aspects of our business, we do not intend to have an equity ownership interest in EPWK VIE but rely on the VIE Agreements with EPWK VIE to control and operate its business. However, as discussed above, these VIE Agreements may not be effective in providing us with the necessary control over EPWK VIE and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of EPWK VIE, which will result in a significant loss in the value of an investment in our company.

Because we are an offshore holding company and our business was conducted through VIE Agreements with EPWK VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements with EPWK VIE, the VIE in China. Pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net income to EPWK WFOE, while EPWK WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb all of losses of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of EPWK WFOE and, ultimately, EPWK Holdings Ltd., which has indirect ownership in 100% of the equity in EPWK WFOE. As a result, under United States generally accepted accounting principles, the assets and liabilities of EPWK VIE are treated as our assets and liabilities and the results of operations of EPWK VIE are treated in all respects as if they were the results of our operations for accounting purpose only. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between EPWK WFOE and EPWK VIE.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (ii) the Measures for Security Assessment of Data Export Security issued by the CAC on July 7, 2022, which came into effect on September 1, 2022, it provides clearer and more specific guidance for data processors to apply for security assessments, and for the competent authorities to accept and conduct assessments. As of the date of this annual report, we have received notice from the CAC in relation to our listing on Nasdaq, and we have not been required to obtain, or been denied, any other permission from the PRC authorities to list on U.S. stock exchanges.

If EPWK WFOE, EPWK VIE or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or EPWK WFOE or EPWK VIE fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of EPWK WFOE or EPWK VIE;

●	discontinuing or restricting the operations of EPWK WFOE or EPWK VIE;

●	imposing conditions or requirements with which we, EPWK WFOE, or EPWK VIE may not be able to comply;

●	requiring us, EPWK WFOE, or EPWK VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Class A Ordinary Shares in the equity of EPWK VIE;

●	restricting or prohibiting our use of the proceeds from our public offering to finance our business and operations in China; and

●	imposing fines.

Any of these penalties above will have a significant and negative impact on our ability to conduct business and the value of our Class A Ordinary Shares. In addition, it is not clear how the Chinese government’s actions will affect us and our ability to consolidate VIE financial results in the consolidated financial statements if the Chinese government authorities find that our legal structure and contractual arrangements violate Chinese laws and regulations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if the above mentioned laws and regulations change or are interpreted differently in the future, and we cannot restructure our ownership structure and operations in a satisfactory manner to the Chinese government, we may lose the right to assert contractual control over VIE activities or the right to be the primary beneficiary, for accounting purposes only, to receive economic benefits and residual returns from VIE, we will not be able to conduct all or substantially all of our operations or consolidate the VIE’s assets and liabilities to our own assets and liabilities, our contractual arrangements will become invalid or unenforceable. Any of these results, or any other significant penalties that may be imposed on us in this regard, will have a significant negative impact on us and may cause our Class A Ordinary Shares to become worthless.

We may incur substantial difficulties and costs in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements with EPWK VIE are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over EPWK VIE, and our ability to conduct our business may be materially and adversely affected.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, effective in June 2015. Under Notice 13, qualified banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the supervision of SAFE.

All our beneficial owners who are PRC residents, including Mr. Guohua Huang and 17 others, have completed the Circular 37 registration with the qualified banks as required by the regulations. Though, we cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the qualified banks in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on EPWK WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the EPWK WFOE.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether the VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and EPWK VIE. We may make loans to our PRC subsidiaries and VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Furthermore, loans by us to our PRC subsidiaries to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or twice times of their net worth, and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio or the Macro-prudential Management Mode, under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to EPWK VIE or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the PBOC and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the macro-prudential Management Mode is decreased to two times from 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and EPWK VIE, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of EPWK VIE by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by EPWK VIE. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any Consolidated Affiliated Entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China.

As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or EPWK VIE when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like EPWK WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require EPWK WFOE or any other relevant PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with EPWK VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. In response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—D. Risk Factors – Risks Relating to Doing Business in the PRC – Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Risks Relating to Doing Business in the PRC

A joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the newly enacted “Holding Foreign Companies Accountable Act” all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, WWC, Professional Corporation, is based in San Mateo, California, and therefore is not subject to this mandate by the PCAOB.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). On March 28, 2022, the U.S. Senate passed its version of the America COMPETES Act. If the America COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Determination, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Determination, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate.

On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to HFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

The enactment of the HFCAA and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Assentsure PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2024. Notwithstanding the foregoing, because we have substantial operations within the PRC through the PRC operating entities, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the March 2021 interim final amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the March 2021 interim final amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement and the uncertainty surrounding the possible new rules and regulations regarding the implementation of the HFCAA or being required to engage a new audit firm, which would require significant expense and management time.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may face difficulties in protecting your interests, and you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are all PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons in the Cayman Islands or in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

In addition, our corporate affairs are governed by our memorandum and articles of association (as amended from time to time), the Companies Act or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

Shareholders of Cayman Islands companies like us have no general right under the Cayman Islands laws to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) to recognize or enforce judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States; and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) has not been obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (the “Substance Act”) that came into force on January 1, 2019, a “relevant entity” conducting a “relevant activity” is required to satisfy the economic substance test set out in the Substance Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated “relevant activities” under the Substance Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the Substance Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the Substance Act, our Company is a “pure equity holding company” and will therefore only be subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the Substance Act. Uncertainties over the interpretation and implementation of the Substance Act may have an adverse impact on our business and operations.

Uncertainties with respect to the PRC legal system could significantly impact our business operation.

There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances. The laws and regulations are sometimes vague and subject to change in the future, and the official interpretation and enforcement could be unpredictable with little advance notice. Our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our shares.

Our business is regulated by relevant government departments in China, including but not limited to the Administration of Local Taxation. The regulations jointly promulgated and implemented by these government departments cover many aspects of our daily operation. If we are deemed not to comply with these requirements, we may be subject to fines and other administrative penalties from relevant Chinese government departments. If we can’t correct our non-compliance within the time specified by the relevant government departments in China, we may be forced to suspend our business. Therefore, our business, reputation, equity value, financial situation and operating results may be significantly and adversely affected.

Economic conditions in China could impact our business and results of operations in both lines of our business.

The VIE and its subsidiaries’ business and operating results are impacted by Chinese economic conditions, such as a potential general reduction in net disposable income as a result of fiscal measures adopted by Chinese government to address high levels of budgetary indebtedness, which may adversely affect our business, results of operations and financial condition. The most recent global financial crisis and recession resulted in large-scale business failures and tightened credit markets in China, which directly impacts the Chinese IT service market and VAT reporting service industry. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters could reduce discretionary spending and cause the industries where we operate to contract.

There may be changes in the regulations of PRC government bodies and agencies relating to crowdsourcing business.

PRC laws, regulations and policies concerning crowdsourcing business are evolving and the PRC government authorities may promulgate new laws, regulations and policies in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws, regulations or policies either now or in the future.

Moreover, developments in the crowdsourcing industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit or restrict the crowdsourcing services we offer. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations, and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restrictions on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Although China’s economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Class A Ordinary Shares may depreciate quickly. China’s economic, political and social conditions, as well as interventions and influences of any government policies, laws and regulations are uncertain and could have a material adverse effect on our business.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Class A Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Class A Ordinary Shares.

We cannot exclude the possibility that the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may be interpreted differently and stop us from enjoying certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the “Beneficial Owner” in Tax Treaties on February 3, 2018, effective on April 1, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. EPWK HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from EPWK HK.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

There are uncertainties over the size and rate at which the IT service market will grow, as well as whether our solutions and products will be widely adopted. Moreover, our industry is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our financial condition, results of operations, and the offering.

We are subject to various risks and costs associated with the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide-ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our EPWK WFOE, the VIE and its subsidiaries, and among us, our EPWK WFOE, the VIE and its subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. However, there are uncertainties with respect to how the PRC Cybersecurity Law will be implemented and interpreted in practice. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022 and replaces the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and become effective on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to the PRC Data Security Law, if our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China and the United States. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents have complied with, or in the future will comply with, our policies and applicable law. The investigation of possible violations of these laws, including internal investigations and compliance reviews that we may conduct from time to time, could have a material adverse effect on our business. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from Chinese government contracts and other contracts, other enforcement actions, the appointment of a monitor, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Other internal and government investigations, regulatory proceedings, or litigation, including private litigation filed by our shareholders, may also follow as a consequence. Any investigations, actions, or sanctions could materially harm our reputation, business, results of operations, and financial condition. Further, the promulgation of new laws, rules or regulations or new interpretations of current laws, rules or regulations could impact the way we do business in other countries, including requiring us to change certain aspects of our business to ensure compliance, which could reduce revenues, increase costs, or subject us to additional liabilities.

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	loss of intellectual property rights;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars. To the extent that we need to convert U.S. dollars we receive from offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our staff costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including housing, pension, medical insurance and unemployment insurance programs to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as by limiting our ability to terminate some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. If we are subject to severe penalties in connection with labor disputes or government investigations, our business, financial condition and results of operations will be adversely affected.

The Chinese government exerts substantial influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be further harmed by changes in its laws and regulations, including those relating to telecommunication, taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Our business is subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our Class A Ordinary Shares.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC (the “State Council”) jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB1.0 million (approximately $150,000) and RMB10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to the Trial Measures and the Circular, initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. The companies that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures can reasonably arrange the timing of filing applications and should complete the filing before the overseas issuance and listing. Accordingly, we had designated Xiamen EPWK Network Technology Co., Ltd. as the liable entity and will file with the CSRC within three working days after this registration statement is submitted and should complete the filing before the consummation of offering.

On June 8, 2023, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. On June 16, 2023, the CSRC received our filing application and reviewed our submitted materials. On June 30, 2023, the CSRC provided feedback on our filing materials. On July 19, 2023, we submitted supplementary materials in response to the feedback from the CSRC. On February 7, 2024, we were advised by the CSRC that the Company has fulfilled the filing procedures required pursuant to the Trial Measures, and a notice was published it on its website.

Furthermore, according to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof. (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. As of the date of this annual report, we do not fall under any of the abovementioned circumstances that might prohibit us from overseas offering and listing.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. In compliance with the Measures, we have submitted a written declaration and other materials required for the cybersecurity review to the CAC. Upon reviewing our materials in accordance with the Measures, the Office of Cybersecurity Review of the CAC, which is responsible for organizing cybersecurity reviews and developing relevant rules and regulations, informed us that we passed the cybersecurity review for the initial public offering. As of the date of this annual report, we have not been required to obtain, or been denied, any other permission from the PRC authorities to list on U.S. stock exchanges.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of offering will be maintained in an interest-bearing account maintained by us in the United States.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

Our ability to transfer cash between subsidiaries, the consolidated VIE, and investors outside PRC or Hong Kong may be significantly restricted by the Chinese government.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, no transfer of cash or other assets, distribution, or dividends payment has been made among the us, our subsidiaries, the consolidated VIE, or the investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, EPWK HK. EPWK HK is permitted under the laws of Hong Kong SAR to provide funds to us through dividend distribution out of profits available for distribution (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves but not through share capital.

However, we, our subsidiaries and the VIE’s abilities to use cash held in PRC or in a PRC entity through transfers, distributions, or dividends to fund operations or for other purposes outside of the PRC are subject to restrictions and limitations imposed by the PRC government. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Class A Ordinary Shares.

The majority of our and VIE’s revenues are collected in Renminbi; thus, foreign exchange shortages and foreign exchange control may limit our ability to pay dividends or other payments, or otherwise meet our obligations denominated in foreign currencies.

Furthermore, we may lose our ability to fund operations or for other uses outside of Hong Kong using cash in Hong Kong or a Hong Kong entity if, in the future, the PRC government expands its restrictions and limitations to include Hong Kong or Hong Kong entities.

Therefore, our ability to transfer cash between EPWK VIE and us, our subsidiaries outside of China, and investors for purposes including payment of dividends and fund operations may be significantly restricted.

Risks Related to Our Class A Ordinary Shares and the Trading Market

The delisting of our Class A ordinary shares from Nasdaq may continue to have a material adverse effect on the trading and price of our Class A ordinary shares, and we cannot assure you that our Class A ordinary shares will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.

Our Class A Ordinary Shares were listed on the Nasdaq Global Market since February 2025. On July 23, 2025, we received three deficiency letters from the Listing Qualifications Department of Nasdaq notifying the Company it is not in compliance with the continued listing requirements set forth in the Nasdaq Listing Rules for the Nasdaq Global Market, as follows:

1	Minimum Bid Price Requirement: The Company failed to comply with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) because the bid price of the Company’s Class A ordinary shares was below $1.00 for 31 consecutive business days. The Company has a 180-calendar day compliance period, expiring on January 19, 2026, to regain compliance.

2	Market Value of Listed Securities (MVLS): The Company failed to comply with Nasdaq Listing Rule 5450(b)(2)(A), as the market value of its listed securities was below $50 million for 32 consecutive business days. The Company has until January 19, 2026, to regain compliance.

3	Market Value of Publicly Held Shares (MVPHS): The Company failed to comply with Nasdaq Listing Rule 5450(b)(2)(C), as the market value of publicly held shares was below $15 million for 31 consecutive business days. The compliance period for this deficiency also expires on January 19, 2026.

The details of the deficiencies are described in the report of foreign private issuer on Form 6-K filed with the SEC on July 28, 2025, 2025 (File No. 001-42501).

On October 24, 2025, we received a letter from the staff of Listing Qualifications Department of Nasdaq (the “Staff”), notifying the Company that, as of October 23, 2025, the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days, and accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, the Staff has determined to delist the Company’s securities from The Nasdaq Global Market.

On October 28, 2025, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which stayed the suspension of trading and the filing of the Form 25-NSE pending the Panel’s decision.

On November 20, 2025, the Company received an additional letter from the Staff, notifying the Company that it was no longer in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to file its Form 20-F for the fiscal year ended June 30, 2025. As a result, the Staff has determined to delist the Company’s securities from Nasdaq.

On December 9, 2025, the Company attended a hearing before the Panel.

On December 19, 2025, the Company received a notice from the Panel stating that it has determined to delist Company’s securities from Nasdaq and trading in the Company’s securities will be suspended at the open of trading on December 23, 2025.

Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “EPWKF” since Nasdaq suspended the trading of our Class A ordinary shares on December 23, 2025.

The OTC market is a significantly more limited market than Nasdaq. The quotation of our Class A ordinary shares on the OTC market has had and may continue to have a material adverse effect on us by resulting in a less liquid market available for existing and potential stockholders to trade our Class A ordinary shares, depressing the trading price of our Class A ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future.

You may experience future dilution as a result of future equity offerings or acquisitions.

In order to raise additional capital, we may in the future offer additional Class A Ordinary Shares or other securities convertible into or exchangeable for our Class A Ordinary Shares at prices that may not be the same as the price per share in offering. We may sell shares or other securities in any future offering at a price per share that is less than the price per share paid by investors in offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Class A Ordinary Shares, or securities convertible or exchangeable into our Class A Ordinary Shares, in future transactions or acquisitions may be higher or lower than the price per share paid by investors in offering.

FINRA sales practice requirements may limit a shareholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under prior suitability rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and, for retail customers, determine that the investment is in the customer’s “best interest,” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our Class A Ordinary Shares, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our Class A Ordinary Shares, reducing a shareholder’s ability to resell Class A Ordinary Shares.

An investment in our securities is speculative, and there can be no assurance of any return on any such investment.

Investors are cautioned that an investment in the securities offered hereby is highly speculative and involves a significant degree of risk. The success of our business and the ability to achieve our business goals and objectives, as outlined in this annual report, are subject to numerous uncertainties, contingencies and risks. As such, there is no assurance that investors will realize a return on their investment or that they will not lose their entire investment. Potential investors should carefully consider whether such a speculative investment is suitable for their financial situation and investment objectives before purchasing securities.

Certain existing shareholders have control over our Company and their interests may not be aligned with the interests of our other shareholders.

Mr. Guohua Huang, our Chairman, owns an aggregate of 71.45% of the total voting power of our outstanding shares as of the date of this annual report. As a result, he has control over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Class A Ordinary Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares and our ability to obtain additional financing in the future.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this annual report is a part, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

As we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company and a smaller reporting company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow sour shareholders holding shares representing in aggregate not less than ten per cent in par value of the issued Class A Shares which as at that date carry the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and notice of at least fourteen clear days’ notice is required for an extraordinary general meeting of our shareholders. For so long as the Class A Ordinary Shares are listed on the Nasdaq Global Market, a quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raised in the offerings, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year, which in our case is the calendar year. Although the law in this regard is unclear, we are treating EPWK VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with EPWK VIE, and as a result, we are treating EPWK VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of EPWK VIE should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information – E. Taxation.”

Our Class A Ordinary Shares are currently considered “penny stocks,” which could negatively affect their price and liquidity.

Our Class A Ordinary Shares are currently listed and trade below $5.00 per share. As a result, they are classified as “penny stocks” under SEC regulations. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, the broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase. The broker/dealer must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our securities and may negatively affect the ability of holders of shares of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock when you want to.

Our Memorandum and Articles of Association include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions.

Our memorandum and articles of association include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions. Pursuant to our articles of association (the “Articles”), for so long as any ordinary shares are listed on a stock exchange, unless we consent in writing to the selection of an alternative forum, the courts of Cayman Islands shall be the sole and exclusive forum for: (i) any derivative action or proceedings brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any of our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Articles; or (iv) any action asserting a claim against us relating to our internal affairs. Our forum selection article also provides that our shareholders are deemed to have notice of and consented to such provisions. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Cayman Islands.

Notwithstanding the foregoing, our Articles provide that the forum selection article does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction. Our forum selection article seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. It is possible that the validity of our forum selection article could be challenged and that a court could rule that such article is inapplicable or unenforceable. If a court were to find our forum selection article inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected. These limitations on the forum in which shareholders may initiate action against us may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable and could increase the costs and inconvenience of pursuing claims or otherwise adversely affect a shareholder’s ability to seek monetary or other relief.

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

Our auditor, Assentsure PAC, is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection conducted in 2024, and it is not subject to the determinations announced by the PCAOB on December 16, 2021 or the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China on August 26, 2022.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our securities to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We were incorporated in the Cayman Islands on March 24, 2022. Our wholly-owned subsidiary, EPWK Group Limited (“EPWK BVI”), was incorporated in the British Virgin Islands on April 4, 2022. EPWK BVI wholly owns EPWK Holdings Limited (“EPWK HK”), a company incorporated in Hong Kong on April 28, 2022. Yipinweike (Guangzhou) Network Technology Co., Ltd. (“EPWK WFOE”), EPWK HK’s wholly owned subsidiary, was organized pursuant to PRC laws on July 26, 2022. Our variable interest entity, Xiamen EPWK Network Technology Co., Ltd., which we refer to as EPWK VIE, was established on March 25, 2011 in Xiamen, Fujian Province, PRC pursuant to PRC laws. EPWK VIE’s shareholders include certain PRC residents and corporate entities controlled by PRC residents. On August 11, 2022, the Company consummated a reorganization pursuant to which, EPWK WFOE, EPWK VIE and EPWK VIE’s shareholders entered into a series of contractual arrangements. Such agreements are described under “Business – Contractual Arrangements between EPWK WFOE and EPWK VIE. EPWK Holdings Ltd. is a holding company with no business operation other than holding the shares in EPWK HK and EPWK HK is a pass-through entity with no business operation. EPWK WFOE is exclusively engaged in the business of managing the operation of EPWK VIE.

On June 1, 2022, EPWK VIE established a wholly-owned subsidiary, Yipinhuicheng (Guangzhou) Network Technology Co., Ltd., a PRC company. Yipinhuicheng (Guangzhou) Network Technology Co., Ltd. is engaged in software development worldwide; network and information security software development; information technology consulting services.

On February 6, 2025, our Class A Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “EPWK.”

On September 15, 2025, our shareholders approved (1) the increase of votes per Class B ordinary share of the Company from 15 to 100 with effect from the date of the special resolution be approved, (2) the increase of the Company’s authorised share capital, be increased from US$50,000 divided into: (i) 448,814,684 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 51,185,316 Class B Ordinary Shares of par value of US$0.0001 each, to US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each with immediate effect (the “Authorised Share Capital Increase”); conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine (the “Effective Date”): (i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). The Company’s board of directors approved on October 20, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on a 40 for 1 ratio with the marketplace effective date of November 17, 2025.

We received delisting notice from Nasdaq on October 24, 2025 and requested a hearing. On November 20, 2025, we received an additional delisting notice from Nasdaq. On December 19, 2025, Nasdaq notified us that the Nasdaq Hearings Panel has determined to deny our request to continue listing of our Class A ordinary shares. On December 23, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “EPWKF” since Nasdaq suspended the trading of our Class A ordinary shares on December 23, 2025.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, EPWK WFOE’s business scope is to primarily engage in business development, technology service, technology consulting, intellectual property service and business management consulting. Since the sole business of EPWK WFOE is to provide EPWK VIE with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a consulting fee solely at EPWK WFOE’s discretion and can be the net income of EPWK VIE, such business scope is necessary and appropriate under the PRC laws. EPWK VIE, on the other hand, has been granted a business scope different from EPWK WFOE to enable it to provide software development and IT services, animation and game development, advertising production, tax and financial advisory services, corporate management services, and certain value-added telecommunication services.

We control EPWK VIE through contractual agreements, which are described under “Business – Contractual Arrangements between EPWK WFOE and EPWK VIE. EPWK Holdings Ltd. is a holding company with no business operation other than holding the shares in EPWK HK and EPWK HK is a pass-through entity with no business operation. EPWK WFOE is exclusively engaged in the business of managing the operation of EPWK VIE.

The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 100 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

The VIE Structure

The VIE entity, EPWK VIE, is Xiamen EPWK Network Technology Co., Ltd. This is an offering of the ordinary shares and pre-funded warrants of the offshore holding company in Cayman Islands. Neither we nor our subsidiaries own any equity interest in EPWK VIE. As a result, you are not investing in EPWK VIE and may never hold equity interests in the Chinese operating companies. The VIE arrangements have not been tested in a court of law.

EPWK VIE generated revenues of $27.84 million, $20.22 million and $19.80 million for the years ended June 30, 2025 2024 and 2023, respectively.

Because EPWK VIE and its subsidiaries are based in China and are engaged in value-added telecom business and radio and TV program production and business operation, due to PRC legal restrictions on foreign ownership in the industries we and the VIE operate, we do not own any equity interest in the VIE. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual agreements (the “VIE Agreements”), which have not been tested in court. We have evaluated the guidance in FASB ASC 810 and determined that EPWK WFOE is the primary beneficiary of EPWK VIE and its subsidiaries, for accounting purposes only, because, pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net income to EPWK WFOE, while EPWK WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb all of losses of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of EPWK WFOE and, ultimately, EPWK Holdings Ltd., which has indirect ownership in 100% of the equity in EPWK WFOE. Accordingly, under U.S. GAAP and for accounting purpose only, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. Since we do not hold equity interests in EPWK VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to regulations on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. Our corporate structure may involve unique risks to investors. Our corporate structure may not be enforceable in the PRC, if PRC government authorities or courts take a view that such corporate structure contravenes PRC laws and regulations or is otherwise not enforceable for public policy reasons. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely prevent us from offering or continue offering securities to investors or result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless.

The VIE Agreements include:

●	Exclusive Business Cooperation Agreement,

●	Call Option Agreements,

●	Equity Pledge Agreements,

●	Shareholders Powers of Attorney, and

●	Irrevocable Commitment Letter.

They are designed to provide our wholly-foreign owned entity, Yipinweike (Guangzhou) Network Technology Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of EPWK VIE. Under the VIE Agreements, EPWK WFOE is entitled to collect a service fee that is equal to 100% of the net income of the EPWK VIE, and EPWK WFOE has the power to direct the activities of the EPWK VIE that can significantly impact the EPWK VIE’s economic performance and is obligated to absorb losses of the EPWK VIE, which makes us, through our direct ownership of 100% of the equity in EPWK WFOE, the primary beneficiary to receive the economic benefits of the EPWK VIE’s business operation for accounting purposes only. Because our economic interest in the EPWK VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the EPWK VIE, we have consolidated the financial results of the EPWK VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”) for accounting purpose only. However, the economic interest in and the power over the EPWK VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the EPWK VIE, and the structure involves unique risks to investors. See “Item 4. Information on the Company—A. History and Development of the Company” for a summary of these VIE Agreements.

The VIE Agreements may not be effective in providing control over EPWK VIE as we are subject to certain legal and operational risks associated with EPWK VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. We may also be subject to sanctions imposed by PRC regulatory agencies including the CSRC if we fail to comply with their rules and regulations.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and the VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and EPWK VIE will not be treated as a VIE, and we will not be entitled to treat EPWK VIE’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of EPWK VIE from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Class A Ordinary Shares from Nasdaq Global Market and a significant impairment in the market value of our Class A Ordinary Shares. If the VIE structure is determined to be in violation of any existing or future PRC laws, rules or regulations, or if EPWK WFOE or the VIE fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including: imposing fines on the EPWK WFOE or the VIE, revoking the business and operating licenses of EPWK WFOE or the VIE, discontinuing or restricting the operations of EPWK WFOE or the VIE; imposing conditions or requirements with which we, EPWK WFOE, or the VIE may not be able to comply; requiring us, EPWK WFOE, or the VIE to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Class A Ordinary Shares in the equity of the VIE; and restricting or prohibiting our use of the proceeds from our public offering to finance our business and operations in China. See “Risk Factors – Risk Relating to Our Corporate Structure – PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable”, and “Risk Factors – Risk Relating to Doing Business in the PRC – The Chinese government exerts substantial influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” for more information. See “Risk Factors – Risks Relating to Our Corporate Structure”, “Risk Factors – Risks Relating to Doing Business in the PRC” for more information.

Contractual Arrangements between EPWK WFOE and EPWK VIE

Due to PRC legal restrictions on foreign ownership in industries we and the VIE operate, neither we nor our subsidiaries own any equity interest in EPWK VIE. This is an offering of the Class A Ordinary Shares and pre-funded warrants of the offshore holding company in Cayman Islands. You are not investing in EPWK VIE.

EPWK WFOE, EPWK VIE and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on August 11, 2022. Under the VIE Agreements, EPWK WFOE is entitled to collect a service fee that is equal to 100% of the net income of the EPWK VIE, and EPWK WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb losses of the VIE, which makes us, through our direct ownership of 100% of the equity in EPWK WFOE, the primary beneficiary to receive the economic benefits of the VIE’s business operation for accounting purposes. Because our economic interest in the VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the VIE, we have consolidated the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”). The VIE structure has its inherent risks that may affect your investment, including less effectiveness and certainties than direct ownership and potential substantial costs to enforce the terms of the VIE Agreements. We, as a Cayman Islands holding company, may incur significant difficulties and costs in enforcing any rights we may have under the VIE Agreements with the VIE, its founders and owners, in PRC because all of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, where legal environment in the PRC is not as developed as in the United States. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over EPWK VIE, and our ability to conduct our business may be materially and adversely affected.

Each of the VIE Agreements is described in detail below.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between EPWK WFOE and EPWK VIE, EPWK WFOE has the exclusive right to provide EPWK VIE with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for EPWK VIE’s operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on EPWK VIE’s needs. In exchange, EPWK WFOE is entitled to a service fee that equates to all of the consolidated net income after offsetting previous year’s loss (if any) of EPWK VIE. The service fees may be adjusted based on the actual scope of services rendered by EPWK WFOE and the operational needs of EPWK VIE.

Pursuant to the exclusive business cooperation agreement, EPWK WFOE has the unilateral right to adjust the service fee at any time, and EPWK VIE has no right to adjust the service fee. We believe that such conditions under which the service fee may be adjusted will be primarily based on the needs of EPWK VIE to operate and develop its business in the AR market. For example, if EPWK VIE needs to expand its business, increase research investment or consummate mergers or acquisitions in the future, EPWK WFOE has the right to decrease the amount of the service fee, which would allow EPWK VIE to have additional capital to operate and develop its business.

The exclusive business cooperation agreement remains in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, EPWK WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to EPWK VIE at any time.

Call Option Agreements

Pursuant to the call option agreements, among EPWK WFOE, EPWK VIE and the shareholders who collectively owned all of EPWK VIE, such shareholders jointly and severally grant EPWK WFOE an option to purchase their equity interests in EPWK VIE. The purchase price shall be the lowest price then permitted under applicable PRC laws. EPWK WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in EPWK VIE until it has acquired all equity interests of EPWK VIE, which is irrevocable during the term of the agreements.

The call option agreements remain in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, EPWK WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to EPWK VIE at any time.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, among the shareholders who collectively owned all of EPWK VIE, such shareholders pledge all of the equity interests in EPWK VIE to EPWK WFOE as collateral to secure the obligations of EPWK VIE under the exclusive business cooperation agreement and call option agreements. These shareholders are prohibited or may not transfer the pledged equity interests without prior consent of EPWK WFOE unless transferring the equity interests to EPWK WFOE or its designated person in accordance with the call option agreements.

The equity pledge agreement will take effect from the date of signing, that is, on August 11, 2022, and three days after the agreement is signed, the share pledge will be recorded under the EPWK VIE shareholder register.

The equity pledge agreements remain in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, EPWK WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to EPWK VIE at any time.

Shareholders Powers of Attorney (“POAs”)

Pursuant to the shareholders powers of attorney, the shareholders of EPWK VIE give EPWK WFOE an irrevocable proxy to act on their behalf on all matters pertaining to EPWK VIE and to exercise all of their rights as shareholders of EPWK VIE, including the right to attend shareholders meetings, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreements.

The shareholders powers of attorney remain in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, shareholders of EPWK VIE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to EPWK WFOE at any time.

Irrevocable Commitment Letter

Pursuant to the irrevocable commitment letter, the individual shareholders of EPWK VIE commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in EPWK VIE and have no right to impose any impact on the daily managing duties of EPWK VIE, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of EPWK VIE will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letter is irrevocable and shall not be withdrawn without the consent of EPWK WFOE. The spouses of EPWK VIE individual shareholders also undertake that they have no right to claim any rights or interest in relation to the shares that they hold in EPWK VIE and have no right to impose any impact on the daily managing duties of EPWK VIE.

Based on the foregoing contractual arrangements, which grant EPWK WFOE effective control of EPWK VIE and enable EPWK WFOE to receive all of their expected residual returns, we account for EPWK VIE as a VIE. Accordingly, we consolidate the accounts of EPWK VIE for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Permission Required from the PRC Authorities to Operate the VIE or Offer Our Class A Ordinary Shares to Foreign Investors

In the opinion of our PRC counsel, Dacheng, we, our subsidiaries, and the VIE have obtained all the requisite licenses, permissions, and approvals from the PRC government to operate their business and engage in the business activities currently conducted by them in China, including through contractual arrangements, and we offer the securities being registered to foreign investors. As of the date of this annual report, none of our, our subsidiaries’, or the VIE’s licenses, permissions, or approvals have ever been denied. Dacheng further advises us that we, apart from the filing with the CSRC as per the requirement of the Trial Measures, our subsidiaries, and the VIE are not currently required to obtain any other licenses, permissions, or approvals from the PRC government, including CSRC or CAC, to operate their business, including through contractual arrangements, or offer the securities being registered to foreign investors. We have disclosed the details of the licenses, permissions, and approvals issued by the PRC government to us, our subsidiaries, or the VIE as of the date of this annual report. See “Item 4. Information on the Company—A. History and Development of the Company.”

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice. On December 28, 2021, the CAC, together with 12 other government departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. We are not subject to cybersecurity review with the CAC in accordance with the Cybersecurity Review Measures, because (a) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (b) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

On February 17, 2023, the CSRC announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB1.0 million (approximately $150,000) and RMB10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

In the opinion of our PRC legal counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), apart from the filing with the CSRC as per requirement of the Trial Measures, there is no explicit provisions under currently effective PRC laws, regulations, or rules require companies like us who indirectly list their shares through contractual arrangements to obtain approvals from PRC authorities. However, due to the lack of further clarifications or detailed rules and regulations on overseas listing, Dacheng has further advised us that there are still uncertainties as to how such rules and regulations will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation, and there is no guarantee that PRC regulatory agencies, including the CSRC or CAC, would take the same view as they do. And we cannot assure you that we and the VIE can fully or timely comply with such new laws, regulations, rules or detailed implementation and interpretation. As the Circular and Trial Measures were newly published and there exists uncertainty with respect to the filing requirements and their implementation, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new filing requirements under the Trial Measures may result in forced rectification, warnings and fines against us and could significantly hinder our ability to offer or continue to offer securities.

Additionally, because our Hong Kong subsidiary, EPWK Holdings Limited (“EPWK HK”), is not currently engaging in any active business activities and merely acting as a holding company, we do not believe we need to obtain additional permissions and approvals, including those under securities, data security, or anti-monopoly laws or regulations in Hong Kong, except those already disclosed in this annual report.

Furthermore, our Class A ordinary shares had been delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “EPWKF” since Nasdaq suspended the trading of our Class A ordinary shares on December 23, 2025, which does not constitute securities offering and listing, so we do not need to file with the CSRC for the OTC trading of our shares. However, we believe we will be required to file with the CSRC within three business days after the closing of any subsequent offerings of our securities. As the Overseas Listing Trial Measures was newly published, and there may be different interpretations or explanations, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the Class A ordinary shares. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries, the Consolidated VIE, and Investors

We currently do not have any cash management policies that dictate the purpose, amount and procedure for fund transfers among our Cayman Islands holding company, our subsidiaries, the consolidated VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations. We may require additional capital resources in the future, and we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities, which could subject us to operating and financing covenants, including requirements to maintain certain amount of cash reserves.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, no transfers of cash, dividend payment or distribution has been made among the holding company, our subsidiaries, the consolidated VIE, or investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, EPWK HK. EPWK HK is permitted under the laws of Hong Kong SAR to provide funds to us through dividend distribution out of profits available for distribution (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves but not through share capital.

However, we, our subsidiaries and the VIE’s abilities to use cash held in the PRC or in a PRC entity through transfers, distributions, or dividends to fund operations or for other purposes outside of the PRC are subject to restrictions and limitations imposed by the PRC government. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Class A Ordinary Shares.

Furthermore, we may lose our ability to fund operations or for other uses outside of Hong Kong using cash in Hong Kong or a Hong Kong entity if, in the future, the PRC government expands its restrictions and limitations to include Hong Kong or Hong Kong entities.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from EPWK VIE to EPWK WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to EPWK HK as dividends from EPWK WFOE. Certain payments from our EPWK VIE to EPWK WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, EPWK HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. EPWK HK intends to apply for the tax resident certificate when EPWK WFOE plans to declare and pay dividends to EPWK HK. See “Item 3. Key Information—D. Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Financial Significance of the VIE

Under PRC law, we may provide funding to EPWK WFOE only through capital contributions or loans, and to EPWK VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from EPWK WFOE to satisfy part of our liquidity requirement. EPWK WFOE enjoys the economic interest in the operations of EPWK VIE in the form of service fees under the contractual arrangements among EPWK WFOE, EPWK VIE, and shareholders of EPWK VIE. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” And “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure – We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The VIE and its subsidiaries contributed to 100% of our consolidated revenue for the year ended June 30, 2025 and accounted for 34.01% of consolidated total assets and 99.95% of consolidated total liabilities as of June 30, 2025. The VIE and its subsidiaries contributed to 100% of our consolidated revenue for the year ended June 30, 2024 and accounted for 99.98% of consolidated total assets and 99.97% of consolidated total liabilities as of June 30, 2024. The VIE and its subsidiaries contributed to 100% of our consolidated revenue for the year ended June 30, 2023. For the years ended June 30, 2025, 2024 and 2023, there was no reconciliation performed between the financial position, cash flows and results of operations of the VIE and us.

The following financial information of the VIE and its subsidiaries was included in the condensed consolidated financial statements (in U.S. dollars, except for share or otherwise noted):

	As of
	June 30,	June 30,
	2025	2024

Assets
Current assets:
Cash	$388,565	$226,776
Escrow funds	537,744	446,775
Accounts receivable, net	328,844	162,910
Advance to suppliers	41,531	245,723
Prepaid expenses and other receivables, net	108,958	40,156
Deferred tax asset	-	1,384
Total current assets	1,405,642	1,123,724
Property and equipment, net	542,385	671,038
Right-of-use assets	1,976,410	2,473,165
Intangible assets, net	85,302	135,993
Other non-current assets	100,998	107,466
Total non-current assets	2,705,095	3,387,662
TOTAL ASSETS OF VIE	$4,110,737	$4,511,386
Liabilities
Current liabilities:
Short term bank loans	$3,343,291	$3,385,073
Accounts payable	427,758	560,062
Contract liabilities – current	2,248,983	2,098,022
Escrow liability	537,744	446,775
Related parties payable	2,034,990	1,386,022
Accrued expenses and other current liabilities	1,088,010	778,020
Lease payable-current portion	613,447	584,591
Total current liabilities	10,294,223	9,238,565

Contract liabilities – non-current	135,209	127,439
Lease payable-non-current	1,719,509	2,299,697
Other non-current liabilities	35,004	43,723
Total non-current liabilities	1,889,722	2,470,859
TOTAL LIABILITIES OF VIE	$12,183,945	$11,709,424

	For the years ended June 30,
	2025	2024
Revenue	$27,841,607	$20,215,245
Net loss	$(765,653)	$(1,200,039)
Net cash used in operating activities	$(372,969)	$(1,623,106)
Net cash used in investing activities	$(4,040)	$(1,280)
Net cash provided by financing activities	$534,404	$1,242,456

Assets Transfer Between VIE and Other Consolidated Entities

We currently do not have any cash management policies that dictate the purpose, amount and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, the consolidated VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations. We may require additional capital resources in the future, and we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities, which could subject us to operating and financing covenants, including requirements to maintain certain amount of cash reserves.

As of the date of this annual report, we have not distributed any earnings or settled any amounts owed under the Contractual Arrangements. We do not have any plan to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. We do not have any cash flows or transfers of other assets between EPWK VIE and EPWK WFOE for the years ended June 30, 2025, 2024 and 2023, and there is no dividends or distributions that EPWK VIE or its subsidiaries have made to our Company. See “Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries.”

Dividends or Distributions Made to Us and U.S. Investors and Tax Consequences

To date, EPWK VIE has not paid any service fees to us. In addition, we have not made any dividends or distributions to U.S. investors. In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to Class A Ordinary Shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of the current or accumulated earnings and profits of us and EPWK VIE, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC – Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries

The following tables present selected condensed consolidating financial data of the Parent (EPWK Holdings Ltd.), the Subsidiaries (EPWK Holdings Limited, EPWK Group Limited, EP Zhishang (Xiamen) Network Technology Co. Ltd., Xiamen Qizhi Hua Technology Co., Ltd.  and Yipinweike (Guangzhou) Network Technology Co., Ltd.), the VIE (Xiamen EPWK Network Technology Co., Ltd.) and its Subsidiaries (Xiamen Yipinweike Network Information Technology Co., Ltd, Xiamen Yipinkutai Investment Co., Ltd., Xiamen EPWK Zhibang Finance and Taxation Service Co., Ltd., Xiamen Yipinzhihui Investment Co., Ltd., Xiamen EPWK Yixing Business Incubator Management Co., Ltd., Xiamen Yipinchuangke Incubator Operation Co., Ltd., Xiamen EPWK Kutai Incubator Management Co., Ltd., Qi Zhi (Beijing) Certification Co., Ltd. and Qi Zhi (Xiamen) Certification Co. Ltd.), together with eliminating adjustments. Such financial data include condensed consolidating balance sheets data as of June 30, 2025 and 2024 and the related condensed consolidating statements of operations and cash flows data for the years ended June 30, 2025, 2024 and 2023.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Fiscal Year Ended June 30, 2025
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$-	$27,841,607	$-	$27,841,607
Cost of revenue	$-	$-	$24,452,591	$-	$24,452,591
Gross profit	$-	$-	$3,389,016	$-	$3,389,016
Net loss	$(9,672,373)	$(2,233)	$(765,653)	$-	$(10,440,259)
Comprehensive loss	$(9,672,373)	$(2,288)	$(875,172)	$-	$(10,549,833)

	For the Fiscal Year Ended June 30, 2024
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$479	$20,215,245	$-	$20,215,724
Cost of revenue	$-	$-	$16,437,136	$-	$16,437,136
Gross profit	$-	$479	$3,778,109	$-	$3,778,588
Net loss	$-	$(2,877)	$(1,200,039)	$-	$(1,202,916)
Comprehensive loss	$-	$(2,861)	$(1,183,395)	$-	$(1,186,256)

	For the Fiscal Year Ended June 30, 2023
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	$-	$-	$19,800,874	$-	$19,800,874
Cost of revenue	$-	$-	$14,745,967	$-	$14,745,967
Gross profit	$-	$-	$5,054,907	$-	$5,054,907
Net loss	$-	$-	$(1,080,016)	$-	$(1,080,016)
Comprehensive loss	$-	$-	$(621,274)	$-	$(621,274)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of June 30, 2025
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$-	$783	$388,565	$-	$389,348
Receivable from the VIE	$-	$-	$-	$-	$-
Total current assets	$7,974,703	$783	$1,405,642	$-	$9,381,128
Investments in subsidiaries and the VIE	$-	$-	$-	$-	$-
Total assets	$7,974,703	$783	$4,110,737	$-	$12,086,223
Total liabilities	$200	$5,934	$12,183,945	$-	$12,190,079
Total shareholders’ equity (deficit)	$7,974,503	$(5,151)	$(8,073,208)	$-	$(103,856)
Total liabilities and shareholders’ equity (deficit)	$7,974,703	$783	$4,110,737	$-	$12,086,223

	As of June 30, 2024
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	$-	$1,050	$226,776	$-	$227,826
Receivable from the VIE	$-	$-	$-	$-	$-
Total current assets	$-	$1,061	$1,123,724	$-	$1,124,785
Investments in subsidiaries and the VIE	$-	$-	$-	$-	$-
Total assets	$-	$1,061	$4,511,386	$-	$4,512,447
Total liabilities	$-	$3,922	$11,709,424	$-	$11,713,346
Total shareholders’ deficit	$-	$(2,861)	$(7,198,038)	$-	$(7,200,899)
Total liabilities and shareholders’ deficit	$-	$1,061	$4,511,386	$-	$4,512,447

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended June 30, 2025
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$(10,296,876)	$(5,895)	$(372,969)	$-	$(10,675,740)
Net cash used in investing activities	$-	$-	$(4,040)	$-	$(4,040)
Net cash provided by financing activities	$10,296,876	$5,614	$534,404	$-	$10,836,894

	For the Fiscal Year Ended June 30, 2024
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$-	$1,058	$(1,623,106)	$-	$(1,622,048)
Net cash used in investing activities	$-	$-	$(1,280)	$-	$(1,280)
Net cash provided by financing activities	$-	$-	$1,242,456	$-	$1,242,456

	For the Fiscal Year Ended June 30, 2023
	Parent	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	$-	$-	$(1,496,547)	$-	$(1,496,547)
Net cash provided by investing activities	$-	$-	$35,264	$-	$35,264
Net cash provided by financing activities	$-	$-	$1,447,767	$-	$1,447,767

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

Our PRC counsel, Dacheng, has advised us that the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. All of our income and income of EPWK VIE is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiary and EPWK VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and EPWK VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiary and EPWK VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiary and EPWK VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

We currently do not have any cash management policies that dictate the purpose, amount and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, the consolidated VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations. We may require additional capital resources in the future, and we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities, which could subject us to operating and financing covenants, including requirements to maintain certain amount of cash reserves. There have been no transfers of cash or other assets, dividends, or distribution made to EPWK and among its subsidiaries and VIE and its subsidiaries, and they have no plans to make any transfers of cash or other assets, distribution, or dividend payment to EPWK and among themselves in the near future. Neither EPWK nor any of its subsidiaries nor the VIE and its subsidiaries have made any transfer of cash or other assets, dividends, or distributions to investors as of the date of this annual report. We, our subsidiaries, and the VIE have no present plans to distribute earnings or settle amounts owed under the VIE agreements and plan to retain EPWK’s retained earnings to continue to grow EPWK’s business. For more information, please refer to “Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries” and the consolidated financial statements starting from page 50. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We are permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funds to us through dividend distribution out of profits available for distribution or other distributable reserves. However, we, our subsidiaries and the VIE’s abilities to use cash held in PRC or in a PRC entity through transfers, distributions, or dividends to fund operations or for other purposes outside of the PRC are subject to restrictions and limitations imposed by the PRC government. Current PRC regulations only permit EPWK WFOE, Yipinweike (Guangzhou) Network Technology Co., Ltd., to pay dividends to the Company out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The majority of our and the consolidated VIE’s revenues are collected in Renminbi; thus, foreign exchange shortages and foreign exchange control may limit our ability to pay dividends or other payments or otherwise meet our obligations denominated in foreign currencies. Furthermore, we may lose our ability to fund operations or for other uses outside of Hong Kong using cash in Hong Kong or a Hong Kong entity if, in the future, the PRC government expands its restrictions and limitations to include Hong Kong or Hong Kong entities. Therefore, our ability to transfer cash between EPWK VIE and us, our subsidiaries outside of China, and investors may be restricted. See “Item 4. Information on the Company—A. History and Development of the Company – Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the Consolidated VIE,” and “Item 3. Key Information—D. Risk Factors– Risk Relating to Doing Business in the PRC – Our ability to transfer cash between subsidiaries, the consolidated VIE, and investors outside PRC or Hong Kong may be significantly restricted by the Chinese government.”

Requisite Permissions or Approvals

In the opinion of our PRC counsel, Dacheng, we, our subsidiaries, and the VIE are currently not required to obtain permissions from any of the PRC authorities to issue our Class A Ordinary Shares to foreign investors. Dacheng further advised us that we, our subsidiaries, and the VIE have obtained all the required licenses, permissions, or approvals from the PRC government, as shown below, to operate their respective business in China.

Company Name	Scope of Business Operation	Governmental Permission Required	Status
Xiamen EPWK Network Technology Co., Ltd.	Operate the creative crowdsourcing and knowledge and skills sharing service platform “EPWK.COM”, with creative services as the main content, through the improvement of personalized and accurate recommendations, transaction rules, and online customer service assistants, to match buyers (clients) and sellers (freelancers) on the platform for convenient and efficient transactions.	Value-added telecom business license Human resources service license	Approved

Xiamen Yipinweike Information Technology Co., Ltd.	Operate the intellectual property service platforms “Yipin Zhishi Chanquan (epbiao.com)” and “Zhiquanxia (zhiquanxia.com)” to provide customers with one-stop services for intellectual property protection and transaction, including domestic and international trademark registration, trademark transaction, copyright registration, patent application, intellectual property standard implementation counseling and other intellectual property services.	Value-added telecom business license	Approved

Xiamen Yipinkutai Investment Co., Ltd.	Operate a self-service corporate brand design platform, “Xiaowei Zhineng (xwzn.cn),” using artificial intelligence and big data technology to provide intelligent tools such as online intelligent name design and check, intelligent LOGO design, and intelligent poster design.	Value-added telecom business license	Approved

Xiamen EPWK Zhibang Finance and Taxation Service Co., Ltd.	Operate the online corporate and taxation service platform “Yipin Caishui (epcsw.com)”, which provides services such as registration, dissolution, bookkeeping, license change, and tax support for small and medium-sized enterprises.	Accounting agency bookkeeping license	Approved

Qi Zhi (Beijing) Certification Co., Ltd.	A certification company approved by the Certification and Accreditation Administration to provide certification services for intellectual property management system, quality management system, environmental management system, occupational health and safety management system, wholesale and retail service, corporate integrity management system, and social responsibility management system and other certification services.	Approval form of certification authority	Approved

Xiamen Yipinzhihui Investment Co., Ltd.	Operate business incubators to serve innovative entrepreneurs online or in person by providing convenient, open, low-cost workspace, network space, social space and resource sharing space to combine innovation and entrepreneurship and connecting entrepreneurs with investors.	None

Corporate Information

Our principal executive offices are located at Floor 4-602, Building #2, District A, No. 359 Chengyi Street, Xiamen Software Park Phase III, Xiamen, Fujian Province, People’s Republic of China, and our telephone number is +4006999467. We maintain a corporate website at www.epwk.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our registered office in the Cayman Islands is located at the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, Artemis House, 67 Fort Street, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

Recent Developments

On March 20, 2025, the Company’s board of directors (the “Board”) approved and authorized the adoption of its 2025 Share Incentive Plan (the “2025 Plan”). Under the 2025 Plan, the maximum aggregate number of shares that may be issued shall be 1,500,000 Class A Ordinary Shares of the Company, par value $0.0001 per share.

On October 7, 2025, the Company priced a best efforts public offering for the sale of units as described below for aggregate gross proceeds to the Company of $8 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was comprised of 24,242,425 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units was $0.33 per Unit. Each of the Warrants will have an exercise price of $0.3465 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the six-month anniversary of the issuance date. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Ordinary Shares. The maximum number of Class A Ordinary Shares issuable upon cashless exercise is 24,242,425 for the Warrants. Additionally, holders of Warrants may effect a “zero exercise price option,” under which up to 100,000,000 Class A Ordinary Shares may be issuable in aggregate under all Warrants. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Warrant will be equal to the price per share minus $0.0001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis. The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-290300), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2025 and declared effective by the SEC on September 30, 2025. On October 7, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 7% of the gross proceeds in the offering, a non-accountable expenses allowance of 1% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $120,000. Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, the Company, its directors, executive officers, and beneficial owners of 5% or more of our outstanding Class A Ordinary Shares entered into lock-up agreements. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any Class A Ordinary Shares or Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) or securities convertible into, or exchangeable or exercisable for, our Class A Ordinary Shares or Class B Ordinary Shares for 90 days from the closing date of the offering without the prior consent of the Placement Agent.

Principal Capital Expenditures

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

EPWK Holdings Ltd. was incorporated in the Cayman Islands as an exempted company in March 2022 as a holding company with no material operations of our own, we conduct our operations in China through EPWK VIE and its subsidiaries. Our platform, operated through EPWK VIE, is one of the only two comprehensive crowdsourcing platforms in China, with the other one operated by Zhubajie, and enables businesses (buyers) and service providers (sellers) to find each other. From January 2019 to June 30, 2025, our platform enabled approximately US$2.03 billion (RMB14.015 billion) of GMV across 564 million projects. As of June 30, 2025, our accumulated registered buyers were 9.04 million and accumulated registered sellers were 17.51 million covering all 34 provinces of China. Specifically, in 2024, we enabled approximately US$350 million of GMV across 0.994 million projects.

In 2023, we enabled approximately US$349 million of GMV across 0.986 million projects. Our accumulated registered buyers as of June 30, 2025, 2024 and 2023 were 9.04 million, 8.91 million and 8.59 million, respectively. Our accumulated registered sellers as of June 30, 2025, 2024 and 2023 were 17.51 million, 17.22 million and 16.68 million, respectively. In 2025, we enabled approximately $350 million of GMV across 994,100 projects and accumulated 8.91 million registered buyers and 17.51 million registered sellers.

For the years ended June 30, 2025, 2024 and 2023, our revenue was $27.84 million, $20.22 million and $19.8 million, respectively. For the same period, our net loss was $10.44 million, $1.20 million and $1.08 million, respectively.

Our marketplace platform was launched in 2011. We have achieved significant growth ever since our inception. Our platform users consist of buyers who seek talents for their jobs and sellers who offer different talents and skills. As of June 30, 2025, we had over 26.55 million registered users. We offer an expansive catalog to provide diversified services to businesses of all sizes. Our daily inquiries well exceed 10,000 from logo design to business name selection to software development.

Our Platform

We connect buyers who seek talents for their jobs and sellers who offer different talents and skills in an efficient and seamless manner through our website www.epwk.com, which together with our mobile apps and WeChat mini programs create a vibrant network. We are focused on enhancing user experience by delivering efficient, trustworthy and convenient experience to users in searching for and contracting with each other.

Our Buyers

Our buyers include mini, small, and medium sized businesses from various industries. The sizes of the buyers go from small shop to companies with approximately US$23 million (RMB150 million) revenue. As of June 30, 2025, our service covers more than 2800 cities and counties with approximately 9.04 million buyers.

Our Services to Buyers

●	Access to an expansive catalog of services. Our catalog has 7 categories with over 300 items covering logo design, animation design, industrial design, website development, software development, copywrite planning, marketing promotion, decoration design and more.

●	Access to a diverse pool of sellers. As of June 30, 2025, we provide online and mobile access to 17.51 million sellers with a broad set of skills. Through our website and mobile apps, buyers can publish their jobs free, easily connect with these talents and get a broad range of services executed quickly and efficiently.

●	Reliable customer service. We focus on providing quality customer service to assist our buyers in contracting, delivery, payment and dispute resolution.

●	Access to online design sharing database. Our design sharing database provides design licensing and digital copyright protection services. It collects creative works of many designers in China and buyers can access the platform to search creative materials for commercial use. The platform has two major databases: Gallery Center and Yipin Font Library. The Gallery Center contains searchable cartoon images, illustrations, artistic textures, pattern elements and other creative materials to be licensed or purchased. Yipin Font Library provides free downloadable fonts and specialized fonts at different price levels.

●	AI-powered online tools. Our AI-powered online tools at xwzn.cn enable our buyers to generate customized business names and logos instantly based on industries, geographic locations, brand preferences, keywords and other values. Names and logos are automatically screened for trademark conflicts and are evaluated for registrability.

●	IP registration and management services. We provide our buyers with general intellectual property services, including trademark registration, copyright registration, patent applications, trademark transactions, patent transactions. Buyers have access to use our IP database to search their work against registered trademarks, copyrights and patents and prevent any infringement before any commercial use. Furthermore, when buyers get their tasks fulfilled on our platform, we assist them with IP registration both domestically and internationally.

●	Other value-added services. We provide our corporate users with business certification service approved by CNCA (Certification and Accreditation Administration of the People’s Republic of China). The services cover intellectual property management system (IPMS) certification, quality and environmental system certification, environmental management system certification, occupational health and safety management system certification, service certification, corporate integrity management system certification, and social responsibility management system certification. We also assist our corporate users with business registration and compliance filings, bookkeeping and tax filings and license applications. To better meet the needs of large customers for high professionalism and customized software design and other services, we have selected a group of high-quality technical service providers as important suppliers for our platform. After receiving customer demands, our platform will act as the primary point of contact to provide solutions to customers and assign work to these technology service providers, while fully monitoring service quality throughout the process.

Our Sellers

Our sellers range from student artists and professional designers, part-time freelancers, to mini, small and medium sized businesses with different talents, skills and services to offer. As of June 30, 2025, we had 17.51 million sellers on our platform.

As shown in the image above, a seller who wishes to post services and products on the platform must apply to open an online store in addition to accepting all the required platform agreements. The platform will review the seller’s application to ensure the applicant and the proposed online store satisfy all the legal and compliance requirements. Once the application is approved, a seller has the option to upgrade the online store to one of the VIP stores. Unlike the free online store with limited exposure to buyers and is subject to platform commission when providing services and products, the VIP store enjoys various exclusive privileges that result in more exposure on the platform and does not need to pay commission to the platform.

Our Benefits to Sellers

●	Access to clients with different needs. Our marketplace platform provides sellers access to quality clients and rewarding projects. With 9.04 million buyers as of June 30, 2025, we enable sellers to focus on what they do best and find clients outside of their local geography.

●	AI-powered online tools. Our AI-powered online tools at xwzn.cn enable our sellers to generate logo ideas and provide inspiration to sellers. Logos are automatically screened for trademark conflicts to prevent infringement.

●	Access to online design sharing database. Our design sharing database provides a platform for sellers to share and trade their creative works. Sellers may license or sell their works to buyers or other sellers.

●	Reliable customer service. We focus on providing quality customer service to assist our sellers in contracting, IP protection, delivery, payment and dispute resolution. We work with third-party banks to collect the funds from the buyer at the time of purchase and timely release them to the seller upon project completion.

●	IP registration and management services. We provide our sellers with general intellectual property services, including trademark registration, copyright registration, patent applications, trademark transactions, patent transactions. Sellers have access to use our IP database to search their work against registered trademarks, copyrights and patents and prevent any infringement before any commercial use.

●	Business support services. We assist sellers to manage all of the administrative aspects of their business from shared office space and management, company name selection, business registration, logo design to website construction, product packaging, marketing, bookkeeping and tax filing.

Our Services

The below flowchart illustrates the task posting, matching and contracting process on our platform.

Buyer Experience

We present our buyers with an e-commerce experience that is designed for streamlined browsing, searching and purchasing.

Post Tasks. Buyers submit a task posting that includes their project description, budget, timeframe, specific skill requirements, and any additional details they add. For an additional fee, clients may also make their job “featured,” which gives their posting extra visibility in the search function. After the task post is complete, our platform highlights relevant sellers so the buyer can select them to request a proposal.

We provide the following seven categories of services covering more than 40 sub-categories with over 300 items. The “Design” category contains 7 sub-categories and over 70 items. Below is the list of the seven categories and a chart to illustrate the sub-categories and items.

1.	Design

2.	Software development

3.	Marketing

4.	Business writing

5.	Interior decoration

6.	Life service

7.	Business service

Search for Sellers. To find new talent, we enable buyers to search the marketplace for sellers using customized filters, such as geography, experience level, costs, and ratings. Our search algorithms leverage a broad array of proprietary data to enable buyers to find the sellers that best match their needs.

Contract Securely. Buyers sign electronic contracts with sellers through our platform. An electronic contract is an agreement between two or more parties to establish, modify, and terminate rights and obligations in an electronic form through an electronic information network. The entire process of signing the electronic contract is recorded, forming a complete closed loop of evidence to ensure the authenticity and validity of the electronic contract. We use the industry leader Esignbao for electronic contract services. Esignbao has obtained a full license for the sale of commercial cryptographic products. It possesses the “Special Product Sales License for Computer Information System Security” and the “Three-level Certificate” issued by the Ministry of Public Security. It also has ISO 27001 information security system certification and the “Trusted Cloud Certification” issued by the Institute of Information and Communications Technology.

Both buyers and sellers can initiate an electronic contract on our platform. Both parties sign the electronic contract online after real-name authentication. Individuals use signatures and personal seals, and companies use official seals for contract signing, which replaces the cumbersome pattern of traditional paper contract delivery, ensure authenticity and improve efficiency.

Escrow Payments. We work with Xiamen International Bank as escrow to hold and release funds securely, enabling mutual trust and timely payments. Funds are released only according to escrow instructions that have been agreed upon by buyers and sellers. Xiamen International Bank opens accounts for buyers and sellers. The buyer deposits funds that are held in escrow, in whole or by milestone, before the seller starts to work. The escrow funds are then released to the seller upon completion of a job or a milestone.

Provide Feedbacks. Upon contract completion, buyers will be asked to provide feedback on the sellers’ performance in timeliness of delivery, responsiveness and completion rates. We use the feedback system to build a pool of qualified sellers with consistent performance and improve services to buyers.

Dispute Resolution. We have a dispute resolution team consisting of well-respected designers or developers and internal staff to assist disputed parties to reach settlement amicably and efficiently. In the past few years, we successfully settled 15 disputes which were mainly related to entrusted service contracts and copyright infringements. In the event no settlement can be reached, we may notify the escrow bank to freeze the fund and release only until a court order is issued.

Buyer Stories

• FRUIT SUPPLIER

• POSTED TASKS OF PACKAGING DESIGN, TRADEMARK DESIGN, WEBSITE CONSTRUCTION, COPYWRITING, ETC., AS WELL AS TRADEMARK APPLICATIONS.

"I STARTED USING THE PLATFORM AS SOON AS EPWK.COM WAS LAUNCHED. I GOT SATISFACTORY LOGOS THROUGH THE PLATFORM. LATER, WE POSTED A SERIES OF TASKS SUCH AS BRAND PACKAGING, MARKETING PROMOTION, AND WEBSITE DEVELOPMENT. ONLINE SOLICITATION IS MORE CREATIVE, EFFICIENT, AND CONVENIENT. TODAY, WE HAVE BECOME ONE OF THE LARGEST DRAGON FRUIT IMPORTERS IN CHINA AND THE LARGEST FRUIT WHOLESALE COMPANY IN SOUTHERN FUJIAN."

WANG RUIYUAN

GENERAL MANAGER OF ZHANGZHOU FUDA FRUIT CO. LTD.

• TECHNOLOGY COMPANY

• POST TASKS FOR LOGO DESIGN, SYSTEM DEVELOPMENT, AND FINANCIAL AND TAXATION ACCOUNTING.

"EPWK.COM PROVIDES COMPREHENSIVE PLATFORM SERVICE. YOU CAN EASILY FIND ALL KINDS OF PROFESSIONAL TALENTS AND THERE ARE NO GEOGRAPHICAL RESTRICTIONS. WHETHER IT IS LOGO DESIGN OR LARGE-SCALE SYSTEM DEVELOPMENT, FOR START-UPS THAT LACK A PROFESSIONAL TEAM, EPWK.COM IS THE BEST CHOICE TO MEET THEIR NEEDS."

WANG LIYAN

COMMERCIAL DIRECTOR OF LUOKE (XIAMEN) INTERNET TECHNOLOGY CO. LTD.

Seller Experience

Sellers apply to join our platform and then market their professional skills, experience, and portfolio. As they complete jobs for buyers on our platform, they build their business reputation with feedback and job history data visible on their profiles.

How to Join the Platform (Seller)

Build Profile. We offer a set of tools for sellers to build their profiles, develop their brand, establish a reputation and create their work portfolio. With features such as photo, video, text, and chat, our platform enables sellers to build virtual stores and manage their business from any browser or from our mobile apps. We use seller experience, buyer feedbacks and historical data to provide rankings to sellers. The ranking system also enables sellers to build their business reputation by establishing professional visibility and long-term credibility.

Sellers build up their exclusive online store on our platform. They put their representative cases and available-for-sale services with item tags on the shelves for buyers to browse, show their service capabilities and demonstrate their comprehensive strength. Sellers’ virtual stores also display their credit system data such as customer ratings, reviews, credit scores, store types, integrity guards, transaction data, evaluation data, etc. The store homepage supports the customization of slideshows and graphic details, online one-click skin change, and also provides video display modules.

Virtual Store Example

List of Available Services

Showcase of Representative Projects

Credentials and Rating Page

Bid and Match. The platform reviews and verifies the buyers and their posted tasks. Upon verification, our AI-powered algorithm matches tasks to the most qualified sellers and notifies them with task recommendations. The sellers may submit their fee proposals on the platform after evaluating basic information of the task and contact the buyers through the platform’s instant messaging communication tool to confirm the task details or modify their fee proposals. The buyers then review the fee proposals on the platform, select the seller candidates by clicking the sellers’ virtual shops to view and evaluate their skill descriptions and representative projects. The buyers eventually select the seller they want to work with and confirm the task acceptance with the selected seller.

Fee Proposal Page – Seller Side

Fee Proposal Page – Buyer Side

Business Support. To allow sellers to focus on doing what they are good at, we provide comprehensive service that help them manage administrative aspects of their business, such as shared office space and management, company name selection, business registration, logo design to website construction, product packaging, marketing, bookkeeping and tax filing.

Our Shared Office Spaces

• TECHNOLOGY ENTREPRENEUR

• COMPLETED 79 PROJECTS WITH TOTAL AMOUNT OF RMB 2.18 MILLION.

"EPWK.COM PROVIDES CHANNELS AND CUSTOMER RESOURCES, ALLOWING SERVICE PROVIDERS TO ESTABLISH CONNECTIONS WITH EMPLOYERS. WE HAVE RECEIVED MANY PROJECTS RECOMMENDED BY THE PLATFORM. WE ALSO BENEFIT FROM THE PROFESSIONAL SECRETARY SERVICES. EPWK.COM IS A VERY GOOD ONLINE PLATFORM THAT HELPS US QUICKLY GET ORDERS AND ENJOY THE BUSINESS GROWTH."

HUANG DOU

CEO OF HUNAN SAN XING YUN ZHI INFORMATION TECHNOLOGY CO，LTD.

• COLLEGE STUDENT ENTREPRENEUR

• COMPLETED 72 PROJECTS WITH A TOTAL AMOUNT OF RMB 1.4 MILLION.

"WE HAVE PRETTY GOOD EXPERIENCE ON EPWK.COM. ITS PROFESSIONAL SECRETARY TEACHES US HOW TO IMPROVE SHOP DECORATION AND HOW TO ATTRACT TRAFFIC, AND ASSIST US IN RECEIVING ORDERS. WE HAVE RENEWED OUR MEMBERSHIP AND WILL CONTINUE TO WORK WITH EPWK.COM."

CHEN BIFENG

MANAGER OF GUANGZHOU JUYITANG TECHNOLOGY CO., LTD.

- COLLEGE STUDENT ENTREPRENEURS
- COMPLETED 64 PROJECTS WITH A TOTAL AMOUNT OF RMB 1.38 MILLION.

"I STARTED TAKING ORDERS ON THE PLATFORM WHEN I WAS IN COLLEGE. LATER, I ESTABLISHED A COMPANY WITH MY PARTNER AND BECAME A MEMBER OF EPWK.COM IN MARCH 2018. THE BIGGEST ADVANTAGE OF THE PLATFORM IS THAT IT HAS EXPANDED OUR BUSINESS AND CUSTOMERS ACROSS THE COUNTRY. THE PLATFORM HAS ALSO INTEGRATED INTO THE INTERNATIONAL MARKET AND WE RECEIVED ORDERS FROM CUSTOMERS IN THE UNITED STATES, JAPAN, SPAIN AND SO ON."

SONG JU'AN

FOUNDER OF GUANGDONG GANXIANG INFORMATION TECHNOLOGY CO., LTD.

- GAME DEVELOPMENT ENTREPRENEUR
- COMPLETED 39 PROJECTS WITH A TOTAL AMOUNT OF RMB 1.12 MILLION.

"BEFORE JOINING EPWK.COM, OUR MAIN SOURCE OF CUSTOMER WAS EXISTING CUSTOMERS OR WORD OF MOUTH. WE ALSO TRIED OTHER METHODS OF OFFLINE PROMOTION, BUT THE COST WAS HIGH WITH LOW EFFICIENCY. AFTER JOINING THE PLATFORM, IT QUICKLY PROVIDED US WITH MORE SOURCES OF PROJECTS, HELPED US SAVE TIME, AND ALLOWED US TO CONTINUOUSLY ACCUMULATE CUSTOMER RESOURCES."

PENG QIAN

CEO OF CHENGDU YOUYU QIANKUN TECHNOLOGY CO, LTD.

• TECHNOLOGY ENTREPRENEUR

• RECEIVED AN RMB 1.15 MILLION PROJECT IN LESS THAN A MONTH.

"THE TASKS RECOMMENDED BY EPWK.COM ARE PRETTY GOOD. WE RECEIVED A RMB 1.15 MILLION EDUCATIONAL APP DEVELOPMENT PROJECT IN LESS THAN ONE MONTH AFTER JOINING THE PLATFORM. DURING THE PROJECT NEGOTIATION PROCESS, THE PLATFORM GIVES US A LOTS OF HELP. IT ALLOWS ME TO BETTER UNDERSTAND CUSTOMER INFORMATION AND FEEDBACK, SO THAT I CAN BETTER SERVE CUSTOMERS."

YAO ZHIXIANG

FOUNDER OF BEIJING SHENGYUAN HUIJU TECHNOLOGY CO., LTD.

• COLLEGE STUDENT ENTREPRENEUR

• REALIZE CROSS-BORDER TRANSFORMATION AND START HIS SECONDARY ENTREPRENEURSHIP .

"I STARTED MY OWN BUSINESS WHEN I WAS A COLLEGE STUDENT. IN 2017, I JOINED EPWK.COM— A 'BIG NETWORK' CONNECTING THE BUYERS AND SELLERS OF SKILLS SERVICES. THANKS TO EPWK.COM, OUR TEAM ARE ABLE TO FIND THE APPROPRIATE PROJECTS FLEXIBLY, EFFICIENTLY AND ACCURATELY."

ZHANG SUICONG

FOUNDER OF GUANGZHOU SUIYUAN NETWORK TECHNOLOGY CO., LTD.

Technology

Our data analytics capabilities are a unique advantage and critical to our business operations. As of June 30, 2025, we had a team of 14 research and development personnel dedicated to technology, data and related functions. Our technology team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs.

We believe in the power of technology. Our core competitive advantage comes from our huge multi-dimensional data insight, powerful artificial intelligence algorithm and large data capacity, which allows us to effectively process data and continuously improve our two-way matching accuracy. Accurate matching results enable us to attract more buyers and sellers and accumulate more data, thereby improving matching efficiency, optimizing user experience, and creating a positive feedback loop.

Big data algorithm analysis. We use advanced utility and reciprocity-based data mining to perform user analysis and classification and continuous user behavior tracking. Our seller-task-tag tripartite graph assigns labels to any tasks and analyzes sellers’ historical performance on different labels to match buyers with high achieving sellers, which, combined with patented implicit factor model recommendation algorithms, we minimize information overload problems on the platform. Compared with other crowdsourcing platforms, our task matching is more accurate and efficient.

User-friendly experience. Our website is well designed to keep the interface simple and clear. We take into full consideration of users’ need, purchasing psychology and operating habits, and reserve webpage capacity for future expansion.

Our interface design is intuitive and easy to use. Common toolbars such as search and post are fluid and enable users to operate the functions anytime and anywhere on the website. Users can quickly trigger the target page and utilize the fast search algorithm and semantic association to find relevant tasks, talents and service data efficiently.

Our template page codes and styles are modularized, which can be developed with partial freedom and are perfectly compatible with the entire site. Template style switching, page and functional expansion of the site are strong enough to meet user interaction and functional requirements.

Transaction Security

Many services on our platform are related to cultural and creative products. Their value depends strongly on the protection of intellectual property rights. In order to protect users’ intellectual property rights, our platform has launched two services: Integrity Guard and Copyright Guard.

The Integrity Guard, also known as margin system, is a powerful tool to ensure smooth transactions and protect buyers’ interests. Sellers who make a cash deposit to commitment to “guarantee completion”, “guarantee after-sales”, and “guarantee originality” which is used to give priority to compensation when task disputes arise, enhance intellectual property protection.

The Copyright Guard protects sellers’ copyrights and is an online electronic deposit service for the works uploaded by sellers. With this service, sellers can effectively prove the creation time and the copyright of the deposited work. When a work is misappropriated or disputes arise, the data deposited by sellers can be used as evidence for copyright protection.

Data Security and Privacy

We adhere to the national data security laws and regulations, and vigorously implement internal procedures to protect user data, personal information and business secrets. We utilize a variety of technology solutions to detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. We have established stringent internal protocols under which we grant classified access to confidential personal data only to limited number of employees with strictly defined and layered access right. We strictly control and manage the use of data within different internal departments and do not share data with external third parties. In addition, we conduct regular anti-virus checks on all files uploaded by users and maintain database disaster recovery procedures.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. If we are deemed not in compliance with these requirements, we may be subject to fines and other administrative penalties from the CAC, the SAMR, and other relevant Chinese government departments. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC – In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, results of operations, and the offering.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC – Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.”

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of June 30, 2025, we hold a total of 226 intellectual property rights. We hold 9 issued PRC patents, 11 registered trademarks, and 177 copyrights with 135 for computer software copyrights and 42 work copyrights. We also own 29 registered websites. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as ours. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. In addition, we may, in the future, be subject to claims that we are infringing, misappropriating, or otherwise violating the intellectual property rights of others.

Facilities

Our headquarters are located at Xiamen, Fujian Province, PRC, where we lease the office building with an aggregate floor area of approximately 2,000 square meters. This includes our research and development, sales and marketing, communication and business development personnel and our management and operations facilities and customer services. The lease expires on September 30, 2025. We do not plan to renew the lease and are actively seeking alternative premises.

We currently lease approximately 22,000 square meters for shared office spaces for sellers at Xiamen, China. The leases expire on November 14, 2025, September 30, 2025, July 7, 2026, and February 19, 2029. The Company signed lease contract with a related company controlled by CEO and Chairman of the Company to lease office space with lease term from October 1, 2025 till December 31, 2028, totally 5,188.77 square meters and monthly rental of $19,557.

Employees

As of the date of this annual report, we had 161 employees. In the fiscal years ended June 30, 2025 and 2024, we had 160 and 184 full-time employees, respectively.

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Department	Number of employees	%
Research and development	26	16%
Network operation	13	8%
Sales	56	35%
Customer service	38	24%
Administration	27	17%
Total	160	100%

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

PRC Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the operating entities’ business in the PRC.

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (the 2024 version), or the 2024 Negative List, promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM and effective on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License. EPWK VIE has obtained the ICP License, which will remain effective until July 20, 2026.

Regulations on Intellectual Property Rights

Regulations on copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, in 2010 and in 2020 (which will take effect on June 1, 2021), provides that Chinese citizens, legal persons, or unincorporated organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. Under the Copyright Law, the term for software copyright is 50 years. In addition, Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MIIT on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Regulations on domain names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. We have registered the domain name of www.epwk.com in the PRC.

Regulations on Trademark

The Standing Committee of the National People’s Congress of the PRC promulgated the PRC Trademark Law on August 23, 1982 and most recently amended on April 23, 2019, as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the PRC State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been filed is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected.

Regulations on Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and partly amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE on June 9, 2016 and last amended on December 4, 2023, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

The Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which was promulgated by the SAFE and became effective on October 23, 2019, provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with relevant laws and regulations.

The Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which was issued by the SAFE and became effective on April 10, 2020, provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Offshore investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Regulations on dividend distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC is the Company Law of the PRC, as amended in 2004, 2005, 2013, 2018 and 2023. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017, and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008, February 6, 2016, and November19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The new VAT tax rates generally applicable from May 1, 2018 are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is still 3%. Starting from April 1, 2019, the VAT rate for revenue generated from providing products was changed from 16% into 13%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the s, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Regulations Relating to Payment Services

In December 2023, the People’s Bank of China, or PBOC, issued the Regulations on the Supervision and Administration of Non-Bank Payment Institutions, or the Non-bank Payment Regulations, effective May 2024. Under the Non-bank Payment Regulations, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC.

Without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. We believe that our pattern of receiving settlement services from Xiamen International Bank are not in violation of the PBOC Notice. See “Item 3. Key Information—D. Risk Factors Risks—Related to Our Business and Operations – We rely on a commercial bank for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.”

Regulations Relating to Internet Information Security and Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. As required under the Personal Information Protection Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and came into effect on November 1, 2021, the personal information of a natural person shall be protected by law, and no organization or individual may infringe upon the personal information rights and interests of natural persons.

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective on September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022 and supersede and replace the current Cybersecurity Review Measures previously promulgated on April 13, 2020. The final Cybersecurity Review Measures provide that the purchase of network products and services by a “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. If a “network platform operator” that possesses the personal information of more than one million users seeks to be listed in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Data Export Security, which came into effect on September 1, 2022. The Measures for Security Assessment of Data Export Security provides clearer and more specific guidance for data processors to apply for security assessments, and for the competent authorities to accept and conduct assessments, and provides specific compliance guidance for enterprises to carry out data export activities.

On September 24, 2024, the State Council issued the Regulation on Network Data Security Management, which will go into effect on January 1, 2025. The Regulation on Network Data Security Management not only clarifies the basic principles and requirements for cyber data security management, but also further refine and supplement existing laws and regulations. Under the Regulation on Network Data Security Management, a network data processor carrying out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national regulations. The Regulation on Network Data Security Management stipulates the administrative penalties that cyber data processors may face for violating this regulation as well as other legal provisions, including but not limited to orders for rectification, warnings, confiscation of illegal gains, fines, suspension of relevant business activities, business rectification, and revocation of relevant business licenses or operating permits. Additionally, for directly responsible supervisors and other individuals directly accountable, the Regulation on Network Data Security Management also impose corresponding fines to reinforce personal responsibility.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council on April 3, 1999, amended on March 24, 2002 and March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB1.0 million (approximately $150,000) and RMB10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

On June 8, 2023, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. On June 16, 2023, the CSRC received our filing application and reviewed our submitted materials. On June 30, 2023, the CSRC provided feedback on our filing materials. On July 19, 2023, we submitted supplementary materials in response to the feedback from the CSRC. On February 7, 2024, we were advised by the CSRC that the Company has fulfilled the filing procedures required pursuant to the Trial Measures, and a notice was published it on its website.

C.	Organizational Structure

See “—A. History and Development of the Company.”

D.	Property and Equipment

See “—B. Business Overview—Real Property.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Results of Operations

The following table sets forth our results of operations with line items in absolute amounts and as a percentage of our net revenues for the periods indicated:

Key Components of Results of Operations

Net Revenues

Net revenues consist of revenues from premium business solutions service, online promotion services, value-added services, and shared office rental and management. The following table sets forth a breakdown of our net revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the years ended June 30,
	2025	%	2024	%	2023	%
Online Promotion revenue	$3,099,321	11.1%	$3,587,564	17.8%	$4,512,432	22.8%
Premium business solutions revenue	12,519,123	45.0%	13,916,977	68.8%	11,884,095	60.0%
Value-Added Services revenue	475,496	1.7%	1,498,683	7.4%	2,150,566	10.9%
Shared office rental and management revenue	910,317	3.3%	1,212,500	6.0%	1,253,781	6.3%
Digital marketing revenue	10,837,350	38.9%	-	-	-	-
Total	$27,841,607	100.0%	$20,215,724	100%	$19,800,874	100%

Premium Business Solutions revenue. The Company offers premium business solutions to corporate clients, including the design and development of tailor-made systems or software such as BI platforms, ERP systems, and cybersecurity software. Each custom service is considered a distinct performance obligation, fulfilled upon customer acceptance. Revenue from these premium business solutions is recognized at the point in time when services are verified and approved by the clients. Typically, service fees are paid within one month after fulfilling the performance obligation, and once determined, they are not subject to clawback. The Company records revenue on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified services.

Online Promotion revenue. The Company provides services to our seller users to promote their services to our buyer users. The Company recognizes the revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified services. The Company recognizes revenue when services are rendered. Most of the payments are made from sellers’ subscription payment. Therefore, the online promotion revenues are amortized over the subscription period on a straight line basis.

Value-Added Services revenue. The Company provides various value-added services to our users, such as bookkeeping services, tax filing services, IP application and registration services and qualification certification services. The Company recognizes revenue when the service is performed. Revenues from value-added services are recognized on a gross basis, as the Company is responsible to provide the specified services, and it also has the discretion to set service fee charged to the customers.

Shared office rental and management revenue. The Company provides shared office space to startup companies or small companies, and it also provides property management services to these companies using shared office. The Company recognizes the revenues on a gross basis as the Company is acting as a principal in the rented offices and bears the full rental costs regardless whether the offices are sublet or not. The Company recognizes revenue over time when the shared space is sublet to these companies.

Digital marketing revenue: The Company offers to corporate clients digital marketing services, including designing the advertising content or idea and posting the advertisement on varied online platforms. The packaged service is considered a distinct performance obligation, fulfilled upon advertisement was posted in varied online platforms. Revenue from digital marketing is recognized in time when the advertisement was posted in varied online platforms. Typically, service fees are paid before the advertisement is posted. The Company records revenue on a gross basis as the Company is acting as a principal in digital marketing service and is responsible for fulfilling the promise to provide the specified services. In contracts involving third-party vendors, the Company is regarded as the service provider as it has control of the specified services at any time before it is transferred to customers which is evidenced by i) the Company selects the vendors and establishes the pricing; ii) the Company assumes primary responsibility for the customized services rendered; and iii) the Company carries both commercial and market risk.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues by type in absolute amounts and as a percentage of total cost of revenues for the periods indicated:

	For the years ended June 30,
	2025	%	2024	%	2023	%
Cost of Online Promotion	$2,334,956	9.5%	$1,769,744	10.8%	$2,054,523	13.9%
Cost of premium business solutions	10,746,437	44.0%	12,691,063	77.2%	10,896,349	73.9%
Cost of Value-Added Services	337,745	1.4%	981,849	6.0%	775,928	5.3%
Cost of Shared office rental and management	843,082	3.4%	994,480	6.0%	1,019,167	6.9%
Cost of Digital marketing	10,190,371	41.7%	-	-	-	-
Total	$24,452,591	100.0%	$16,437,136	100.0%	$14,745,967	100%

Gross Profit

The following table sets forth of our gross profit and gross margin, for the periods indicated:

	For the years ended June 30,
	2025	2024	2023
Total net revenue	$27,841,607	$20,215,724	$19,800,874
Cost of revenue	$24,452,591	$16,437,136	$14,745,967
Gross Profit	$3,389,016	$3,778,588	$5,054,907
Gross Margin	12.17%	18.69%	25.53%

Operating expenses

The following table sets forth a breakdown of our operating costs and expenses both in absolute amounts and as a percentage of total operating expenses for the periods indicated:

	For the years ended June 30,
	2025	%	2024	%	2023	%
Sales and marketing expenses	$7,484,798	52.9%	$2,739,806	50.0%	$3,072,609	43.8%
G&A Expenses	6,253,235	44.1%	1,709,225	31.1%	2,262,928	32.2%
R&D Expense	426,130	3.0%	1,035,584	18.9%	1,687,650	24.0%
Total Operating Expenses	$14,164,163	100%	$5,484,615	100%	$7,023,187	100%

Sales and marketing expenses. Sales and marketing expenses consist primarily of labor costs for sales personnel, marketing expense for the production and dissemination of marketing materials, search engines optimizations, and media collaborations, and other miscellaneous Sales and marketing expenses.

	For the years ended June 30,
	2025	%	2024	%	2023	%
Labor expenses	$1,489,003	19.9%	$1,495,813	54.6%	$1,770,549	57.6%
Marketing expenses	5,887,115	78.7%	1,166,008	42.6%	1,166,233	38.0%
Other Expenses	108,680	1.4%	77,985	2.8%	135,827	4.4%
Total Sales and marketing expenses	$7,484,798	100%	$2,739,806	100%	$3,072,609	100%

General and administrative expenses. General and administrative expenses consist primarily of labor costs for management and administrative personnel, professional service fees, real estate expenses (such as rental cost, utility cost), and other miscellaneous administrative expenses.

	For the years ended June 30,
	2025	%	2024	%	2023	%
Labor Expenses	$1,026,766	16.4%	$858,893	50.3%	$768,588	34.0%
Professional service fees	4,817,386	77.0%	509,877	29.8%	872,241	38.5%
Real estate expenses	116,499	1.9%	187,590	11.0%	244,218	10.8%
Other expenses	292,584	4.7%	152,865	8.9%	377,881	16.7%
Total G&A Expenses	$6,253,235	100.0%	$1,709,225	100%	$2,262,928	100%

Research and development expenses. Research and development expenses consist primarily of salaries and benefits of employees and related expenses for IT professionals involved in developing technology platforms, server and other equipment depreciation, bandwidth and data center costs, and rental fees. Besides, there was entrusted development cost for entrust professional institutions to assist our company in upgrading the platform’s functions, improve development efficiency etc. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

	For the years ended June 30,
	2025	%	2024	%	2023	%
Labor Expenses	$249,193	58.5%	$551,220	53.2%	$938,349	55.6%
Material Cost	2,223	0.5%	79,754	7.7%	39,444	2.3%
Equipment modification and lease fee	82,384	19.3%	86,919	8.4%	141,106	8.4%
Utility cost	906	0.2%	12,132	1.2%	30,219	1.8%
Travel expenses	660	0.2%	20,304	2.0%	4,118	0.2%
Professional service fees	347	0.1%	21,693	2.1%	9,653	0.6%
Rental cost	72,852	17.1%	69,399	6.7%	49,387	2.9%
Depreciation expense	7,204	1.7%	7,346	0.7%	8,422	0.5%
Amortization of intangible assets	2,707	0.6%	2,703	0.2%	2,809	0.2%
Entrusted development cost	-	-%	78,346	7.6%	390,789	23.2%
Other expense	7,654	1.8%	105,768	10.2%	73,354	4.3%
Total R&D Expenses	$426,130	100.0%	$1,035,584	100%	$1,687,650	100%

Other income (expense), net

Other income (expense), net consist primarily of subsidy income (for business incubator service and for research & development), interest income and expenses, other income and expenses (such as tax penalties, law suits related costs), and loss on disposal of property, plants and equipment.

	For the years ended June 30,
	2025	%	2024	%	2023	%
Other Income	$24,751	7.2%	$7,628	1.5%	$33,094	3.7%
Other Expenses	(18,348)	-5.3%	(49,339)	-9.7%	(20,332)	-2.3%
Interest Income	247	0.1%	501	0.1%	1,147	0.1%
Interest Expenses	(139,081)	-40.2%	(145,623)	-28.6%	(109,771)	-12.4%
Subsidy income	478,579	138.2%	695,948	136.7%	979,176	110.9%
Total Other Income - net	$346,148	100.0%	$509,115	100%	$883,314	100%

Taxation

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

EPWK BVI was incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. EPWK HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Company’s WFOE, VIE and subsidiaries of VIE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, and for High-tech enterprises the tax is 15%.

The income tax provision consists of the following components:

	For the years ended June 30,
	2025	2024	2023
Current income tax expenses
PRC	$9,865	$13	$2,722
Hong Kong	-	-	-
Cayman and BVI	-	-	-
Total current income tax expense	9,865	13	2,722

Deferred income tax expenses (benefit)
PRC	1,395	5,991	(7,672)
Hong Kong	-	-	-
Cayman and BVI	-	-	-
Total deferred income tax expense (benefit)	1,395	5,991	(7,672)

Total income tax expense (benefit)	$11,260	$6,004	$(4,950)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended June 30, 2025 2024 and 2023 applicable to the PRC operations to income tax expense were as follows:

	For the years ended June 30,
	2025	2024	2023
Statutory income tax rate	25.00%	25.00%	25.00%
Impact of different tax rates in other jurisdictions	(23.19)%	-	-
Tax effect of preferential tax treatments	(1.67)%	(7.74)%	(14.28)%
R&D credit	0.61%	12.52%	19.11%
Change in valuation allowance	(0.74)%	(28.27)%	(26.98)%
Permanent difference	(0.03)%	(2.00)%	(2.39)%
Tax adjustments *	(0.09)%	-	-
Effective income tax rate	(0.11)%	(0.49)%	0.46%

*	Tax adjustments represent an adjustment to prior years’ income tax filing due to improper official invoice used to deduct taxable income.

The tax effects of temporary differences that give rise to the deferred tax balances as of June 30, 2025 and 2024 are as follows:

	As of June 30,
	2025	2024
Deferred tax assets:
Credit loss	$2,422	$1,384
Net operating losses carried forward	2,442,931	2,080,534
Subtotal	2,442,931	2,081,918
Less: valuation allowance	(2,442,931)	(2,080,534)
Total	$-	$1,384

Valuation allowance movement is as follows:

	For the years ended June 30,
	2025	2024	2023
Beginning balance	2,080,534	2,922,233	2,715,479
Additions	364,819	-	206,754
Reversals	-	(841,699)	-
Ending balance	2,445,353	2,080,534	2,922,233

As of June 30, 2025 and 2024, the Company had tax deductible net operating loss carry forwards of approximately $19,725,595 and $21,846,331, respectively, which arose from the Company’s subsidiaries, VIE and the VIE’s subsidiaries established in the PRC and Hong Kong.

Results of Operations

Year ended June 30, 2025 compared to year ended June 30, 2024

	For the years ended June 30,			%
	2025	2024	Change	Change
Revenue:
Online Promotion revenue	$3,099,321	$3,587,564	$(488,243)	-13.6%
Premium Business Solutions revenue	12,519,123	13,916,977	(1,397,854)	-10.0%
Value-Added Services revenue	475,496	1,498,683	(1,023,187)	-68.3%
Shared office rental and management revenue	910,317	1,212,500	(302,183)	-24.9%
Digital marketing revenue	10,837,350	-	10,837,350	N/A
Total revenue	27,841,607	20,215,724	7,625,883	37.7%
Cost of revenue	24,452,591	16,437,136	8,015,455	48.8%
Gross profit	3,389,016	3,778,588	(389,572)	-10.3%

Operating Expenses:
Sales and marketing	7,484,798	2,739,806	4,744,992	173.2%
General and administrative	6,253,235	1,709,225	4,544,010	265.9%
Research and development	426,130	1,035,584	(609,454)	-58.9%
Total Operating expenses	14,164,163	5,484,615	8,679,548	158.3%
Operating loss	(10,775,147)	(1,706,027)	(9,069,120)	531.6%
Other income, net	346,148	509,115	(162,967)	-32.0%
Loss before income taxes	(10,428,999)	(1,196,912)	(9,232,087)	771.3%
Income tax expenses	11,260	6,004	5,256	87.5%
Net loss	(10,440,259)	(1,202,916)	(9,237,343)	767.9%

Net revenues

Our net revenues increased by $7.6 million or 37.7% from $20.2 million in 2024 to $27.8 million in 2025, primarily because the Company launch digital marketing service, a new business line, in 2025, which contributed $10.8 million revenue in 2025, offset by decrease of revenue of $3.2 million for other business lines. Revenue of online promotion decreased 13.6% from $3.6 million in 2024 to $3.1 million because the seller of our marketplace platform, the small and medium-sized creative design and software development enterprises have faced the challenges due to the slowdown in China’s domestic economic growth, they are more cautious about purchasing online promotion service. Revenue of premium business solution service decreased by 10.0% to $12.5 million in 2025, from $13.9 million in 2024, because less demands from our platform due to slowdown in China’s domestic economic growth. Revenue of shared office rental and management service decreased by 24.9% to $0.9 million in 2025 from $1.21 million in 2024, because more tenants terminated their lease term than new tenants began to lease our shared office, due to overall slowdown economic situation. Revenue of Value-Added Services decreased 68.3% from $1.5 million in 2024 to $0.5 million in 2025 because (i) we have offered a range of value-added services to support the business development of small and medium-sized enterprises, entrepreneurs, talents for free; and (ii) we gradually stop to provide IP registration service to customers in 2025.

Cost of revenues, gross profit and gross profit margin

Our cost of revenues increased by $8.0 million or 48.8% from $16.4 million in 2024 to $24.5 million in 2025, primarily attribute to increment of cost of digital marketing service of $10.2 million, which is generally align with the increase of revenue of this segment of $10.8 million. The cost of other four business lines decreased by $2.1 million, which are resulted from the decrease of revenue of the four business line of $3.2 million.

Our gross profit decreased by $0.4 million or 10.3% from $3.8 million in 2024 to $3.4 million in 2025. Our gross profit margin was 12.2% in 2025 and 18.7% in 2024. Our gross profit margin decreased from 18.7% for the year ended June 30, 2024 to 12.2% in 2025, primarily due to the increase of the digital marketing service line from nil in 2024 to 35.1% of total revenue in 2025, which contributed a low gross profit margin of 6.0%.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses in total increased by US$4.7 million or 173.2% from $2.7 million in 2024 to $7.5 million in 2025, primarily due to increase of marketing expenses $4.7 million. The increase in marketing expenses was mainly due to the Company initiated a series of marketing activities after its IPO to build up company image. In particular, in 2025, the Company issued shares to external consultants as compensation for advisory services, with $2.7 million recognized in sales and marketing expenses.

General and administrative (G&A) expenses. Our general and administrative expenses increased by $4.6 million or 265.9% from $1.7 million in 2024 to $6.3 million in 2025, primary because the Company incurred certain costs in strategy consulting and business consulting after the Company’s IPO. In particular, in 2025, the Company issued shares to external consultants as compensation for advisory services, with $4.04 million recognized in G&A expenses.

Research and development expense. Our research and development expenses decreased by $0.6 million or 58.9% from $1.0 million in 2024 to $0.4 million in 2025, primarily due to the reason that most of the network framework or platforms are ready, thus not necessary to input more resources into research and development work.

Other income, net

Total other income decreased by $0.16 million from $0.51 million in 2024 to $0.35 million in 2025, primarily due to decrease of subsidy income by $0.22 million.

Loss before income tax

Our loss before income tax was $10.4 million in 2025 and $1.20 million in 2024, respectively, representing an increase of loss of $9.2 million or 771.3%. The increase of loss before income tax in 2025 was mainly due to the increase of operating expenses of $8.7 million, decrease of gross profit of $0.4 million, and decrease of other income, net of $0.16 million.

Net loss

As a result of the foregoing, our net loss was $10.4 million in 2025 and $1.20 million in 2024, respectively.

Year ended June 30, 2024 compared to year ended June 30, 2023

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our total revenues.

	For the years ended June 30,
	2024		%	2023		%
Revenue
Premium Business Solutions revenue		$13,916,977	69%		$11,884,095	60%
Online Promotion revenue		$3,587,564	18%		$4,512,432	23%
Value-Added Services revenue		$1,498,683	7%		$2,150,566	11%
Shared office rental and management revenue		$1,212,500	6%		$1,253,781	6%
Total revenue		$20,215,724	100%		$19,800,874	100%
Cost of revenue		$16,437,136	81%		$14,745,967	74%
Gross profit		$3,778,588	19%		$5,054,907	26%
Operating Expenses	$			$
Sales and marketing		$2,739,806	14%		$3,072,609	16%
General and administrative		$1,709,225	8%		$2,262,928	11%
Research and development		$1,035,584	5%		$1,687,650	9%
Total Operating expenses		$5,484,615	27%		$7,023,187	35%
Operating Loss		$(1,706,027)	-8%		$(1,968,280)	-10%
Other income, net		$509,115	3%		$883,314	4%
Loss before income taxes		$(1,196,912)	-6%		$(1,084,966)	-5%
Income tax expenses (benefit)		$6,004	0%		$(4,950)	0%
Net loss		$(1,202,916)	-6%		$(1,080,016)	-5%

Net revenues

Our net revenues increased by US$0.42 million or 2.1% from $19.8 million in 2023 to $20.22 million in 2024, primarily because our premium business solutions revenue has increased by US$2.04 million or %17.17%from $11.88 million in 2023 to $13.92 million in 2024 due to customer’s demands of high professionalism and customization requirements for technical services grows quickly during the fiscal year of 2024. Revenue of online promotion decreased 20.4% from $4.51 million in 2023 to $3.59 million because the seller of our marketplace platform, the small and medium-sized creative design and software development enterprises have faced the challenges due to the slowdown in China’s domestic economic growth, they are more cautious about purchasing online promotion service. Revenue of Value-Added Services decreased 30.23% from $2.15 million in 2023 to $1.50 million in 2024 because we have offered a range of value-added services to support the business development of small and medium-sized enterprises, entrepreneurs, talents for free.

Cost of revenues, gross profit and gross profit margin

Our cost of revenues increased by $1.69 million or 11.47% from $14.75 million in 2023 to $16.44 million in 2024, primarily attribute to cost of premium business solutions service which is based on the revenue of premium business solutions service and it has increased by $1.80 million.

Our gross profit rate decreased from 25.53% for the year ended June 30, 2023 to 18.69% in the same period in 2024, primarily due to the increase of volume of premium business solutions service. The revenue and cost of this service is recognized on a gross basis and the gross profit rate of it is lower than other services. The percentage of premium business solutions service revenue to total revenue increased from 60.0% in 2023 to 68.8% in 2024, and the cost to total cost increased from 73.9% in 2023 to 77.2%, in 2024 which led to the decrease of the overall gross profit rate.

Our gross profit decreased by $1.27 million or 25.25% from $5.05 million in 2023 to $3.78 million in 2024. Our gross profit margin was 25.5% in 2023 and 18.69% in 2024.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses in total decreased by US$0.33 million or 10.83% from $3.07 million in 2023 to $2.74 million in 2024, primarily because labor expenses decreased $0.27 million.

General and administrative(G&A) expenses. Our general and administrative expenses decreased by 24.47% from $2.26 million in 2023 to $1.71 million in 2024, primary because the professional service fees decreased by 41.54% or $0.36 million and other expenses decreased by 60.0% or $0.23 million.

Research and development expense. Our research and development expenses decreased by $0.65 million or 38.64% from $1.69 million in 2023 to $1.04 million in 2024, primarily due to, The entrusted development cost for network system upgrade decreased from $0.39 million in 2023 to $0.08 million in 2024. The entrusted development cost was for platform development and upgrade. As the platform upgrade has been completed, we no longer incur any entrusted development expenditure. Besides, labor expenses decreased by 41% or $0.39 million from $0.94 million in 2023 to $0.55 million in 2024, related to some task of development has completed.

Other income, net

Total other income decreased by $0.37 million from $0.88 million in 2023 to $0.51 million in 2024, primarily due to subsidy income decreased from $0.98 million in 2023 to $0.70 million in 2024.

Loss before income tax

Our loss before income tax was $1.08 million in 2023 and $1.20 million in 2024, respectively, compared to loss of $0.11 million or 10.32%.

Net loss

As a result of the foregoing, our net loss was $1.08 million in 2023 and $1.20 million in 2024, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(10,675,740)	$(1,622,048)	$(1,496,547)
Net cash (used in) provided by investing activities	$(4,040)	$(1,280)	$35,264
Net cash provided by financing activities	$10,836,894	$1,242,456	$1,447,767
Effect of exchange rate changes	$4,408	$1,249	$(92,684)
Total cash flow	$161,522	$(379,623)	$(106,200)

To date, we have financed our operations and capital expenditures primarily through bank loans, and utilization of cash generated from operations in the period in which we generated cash flows from operations.

We had cash of $0.39 million as of June 30, 2025 and $0.23 million as of June 30, 2024, respectively.

The functional currency for Chinese subsidiaries and VIEs is Renminbi (RMB). An exception exists for the three individual overseas entities, which transact in US Dollars (USD). The closing balance for EP HK as of June 30, 2025.

Substantially most of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

For the year ended June 30, 2025, net cash used in operating activities was $10.7 million, primarily due to (i) net loss of $10.4 million, (ii) increase of advance to suppliers of $7.2 million, (iii) decrease of lease liability of $0.6 million, and (iv) increase of accounts receivable of $0.2 million. These factors were offset in part by (i) shares issue expensed for services rendered for service of $6.7 million, (ii) increase of contract liability of $0.13 million, (iii) non-cash lease expenses of $0.5 million, (iv) depreciation and amortization expense of $0.2 million, and (v) increase of accrued expenses and other liabilities of $0.3 million.

For the year ended June 30, 2024, net cash used in operating activities was $1.62 million, primarily due to (i)net loss of $1.20 million, (ii) decrease in operating lease liabilities of $0.97 million, representing primarily lease payments for our shared office space, (iii) decrease of contract liabilities $0.72 million representing unsatisfied performance obligations turns into revenue, and (iv) decrease of accounts payable $0.51 million, representing the payment of accounts payable. These factors were offset in part by (i) increase of adjusted noncash operating lease expense $0.91 million and (ii) decrease of accounts receivable $0.55 million.

For the year ended June 30, 2023, net cash used in operating activities was $1.50 million, primarily due to (i)net loss $1.08 million, and (ii) decrease of lease liabilities $0.84 million, representing primarily lease payments for our shared office space. These factors were offset in part by increase of adjusted noncash operating lease expenses $0.82 million.

Investing activities

For the year ended June 30, 2025, net cash used in investing activities was $4,040 which was attributed to $4,426 of purchase of property and equipment offset by $386 of proceeds from disposal of property and equipment.

For the year ended June 30, 2024, net cash used in investing activities was $1,280 which was attributed to $1,280 of purchase of property and equipment.

For the year ended June 30, 2023, net cash provided by investing activities was $35,264, which was attributed to $28,766 of payback of equity investments and $11,925 repayment from related parties.

Financing activities

For the year ended June 30, 2025, net cash provided by financing activities was $10.8 million, primarily due to proceeds from bank loans of $3.7 million, proceeds from related parties of $3.8 million, and proceeds from public offering of $13.0 million, partially offset by and repayment of bank loans of $3.8 million, repayment to related parties of $3.1 million, and offering cost of $2.7 million.

For the year ended June 30, 2024, net cash provided by financing activities was $1.24 million, primarily due to proceeds from bank loans of $3.82 million and proceeds from related parties of $2.32 million, partially offset by and repayment of bank loans of $3.69 million and repayment to related parties of $1.21 million.

For the year ended June 30, 2023, net cash provided by financing activities was $1.45 million, primarily due to proceeds from bank loans of $3.91 million and deduced by repayment of bank loans of $2.69 million.

Contractual Obligations

We had various outstanding bank loans of approximately $3.34 million as of June 30, 2025. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The leases are expiring through 2029.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2025:

		Payment Due by Period
	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years
Operating lease arrangements	$2,542,172	$708,954	$1,361,227	$471,991	$-
Bank loans	$3,343,291	$3,343,291	$-	-	-
Total	$5,885,463	$4,052,245	$1,361,227	$471,991	$-

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of June 30, 2025, the Company had an accumulated deficit of $29.3 million, a negative working capital of $0.9 million. During the year ended June 30, 2025, the Company suffered net loss of $10.4 million. Losses have principally occurred as a result of the substantial expenses for professional fees as part of the Company’s capital market strategy which have been accounted for as general and administrative expenses. Additionally, the Company has invested into itself on two fronts: 1.) marketing expense to enhance company image either in domestic and overseas market, and 2.) strategy and brand consulting expenses to shape the company’s growth path. Both expenditure have been paid and will not occur in the near future. The continuation of the Company as a going concern is dependent upon the realization of the investments made in the business to generate positive operating cash flows, or the procurement of additional external financing. Management’s plan is to continue improve operations by leveraging more types of services through its online platform and active users registered thereon in order to generate sustainable profits and positive cash flows. Management believes that the Company will reduce the operating loss and negative operating cash flow in the upcoming year. The Company also obtained loans from banks to support its normal operations. In October 2025, the Company filed F-1 to raise capital up to $8 million. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

Critical Accounting Policies, Judgments and Estimates

We have identified certain accounting policies, judgments, and estimates that are significant to the preparation of our historical financial information in accordance with the U.S. GAAP. Our significant accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Some of our accounting policies require us to apply estimates and assumptions as well as complex judgments relating to accounting items. The estimates and assumptions that we use and the judgments that we make in applying our accounting policies have a significant impact on our financial position and results of operations. Actual results could differ from those estimates. Our management continually evaluates such estimates, assumptions, and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions for the years ended June 30, 2025, 2024 and 2023. We do not expect any material changes in these estimates and assumptions in the foreseeable future. Our critical accounting judgments and estimates that were used in the preparation of our historical financial information are set forth in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, mainly include, but are not limited to, allowance for expected credit losses, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

(c)	Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, advance to suppliers, amounts due from related parties and other current assets, accounts payable, advances from customers, accrued expenses and other current liabilities management has determined that the carrying value approximates their fair values.

(d)	Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors – Risks Relating to this Offering and Our Ordinary Shares – Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

Holding Company Structure

EPWK Holdings Ltd. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and EPWK VIE in China, and our revenues are derived from EPWK VIE and its subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and EPWK VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries and EPWK VIE in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for 2022, 2023 and 2024 were increases of 2%, 0.2%, and 0.2%, respectively. The percentage changes in the consumer price index for the six months ended June 30, 2025 was decrease of 0.1%. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Risks in relation to the VIE structure

We believe that the contractual arrangements with EPWK VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations. If we, EPWK WFOE or any of our current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the our right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which we may not be able to comply, or other regulatory or enforcement actions against us that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on our ability to conduct its business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of EPWK VIE or the right to receive their economic benefits, we would no longer be able to consolidate EPWK VIE.

In addition, if EPWK VIE or the nominee shareholders fail to perform their obligations under the contractual agreements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the contractual agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event that we are unable to enforce the contractual agreements, we may not be able to exert effective control over the VIE through WFOE, and our ability to conduct its business may be negatively affected.

Concentrations and Credit Risk

Certain financial instruments, which subject us to concentration of credit risk, consist of cash and restricted cash. We have cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB500,000 (US$79,600) per bank. As of June 30, 2025 and 2024, we had deposits totaling $389,344 and $224,042 that were covered by such limited insurance, respectively. Any balance over US$79,600 per bank in PRC will not be covered. To date, we have not experienced any losses in such accounts.

The following table sets forth a summary of single customer who represent 10% or more of the Company’s total accounts receivable as of June 30, 2025 and 2024:

	As of June 30,
	2025	2024
Percentage of the Company’s accounts receivable
Customer A	-	86%
Customer B	50%	*
Customer F	20%	*
Customer G	18%	*

*	Less than 10% of total balance of accounts receivable.

The following table sets forth a summary of single customer who represent 10% or more of the Company’s total sales:

	For the years ended June 30,
	2025	2024	2023
Percentage of the Company’s sales
Customer A	*	12%	*
Customer C	*	*	16%
Customer D	12%	*	*
Customer E	10%	*	*

*	Less than 10% of total revenue.

The following table sets forth a summary of single Supplier who represent 10% or more of the Company’s accounts payable as of June 30, 2025 and 2024.

	As of June 30,
	2025	2024
Percentage of the Company’s accounts payable
Supplier A	86%	54%
Supplier B	12%	*
Supplier C	*	22%
Supplier D	*	17%

*	Less than 10% of total balance of accounts payable.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended June 30,
	2025	2024	2023
Percentage of the Company’s purchase
Supplier C	*	15%	*
Supplier E	*	10%	*
Supplier F	25%	*	*
Supplier G	10%	*	*

Supplier C represents 22% of the Company’s accounts payable as of June 30, 2024 and 15% of the Company’s purchase during the year ended June 30, 2024 is the same supplier.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s advance to suppliers:

	As of June 30,
	2025	2024
Percentage of the Company’s Advanced to Supplier
Supplier H	96%	*
Supplier I	*	43%
Supplier J	*	21%
Supplier K	*	13%
Supplier L	*	12%

*	Less than 10% of total balance of advanced to supplier.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(y) of our consolidated financial statements included elsewhere in this prospectus.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2024 to June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving digital economy in China, which include China’s overall economic growth and level of per capita disposable income, growth of mobile Internet usage, and penetration rate. They are also affected by factors that drive the crowdsourcing industry in China, such as increased crowdsourcing downstream demand, growing labor costs, government policies and initiatives, and technology development. As a result, unfavorable changes in any of these general factors could materially and adversely affect demand for our services and our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are more directly affected by specific factors relating to our business, including:

Our ability to increase and maintain users.

Our revenue mainly comes from providing various services for our users on both supply and demand sides. In order to increase and maintain our user pool, first, we will focus our marketing efforts on actively promoting and obtaining users, and build up an efficient after-sales support system to maintain user relations.

As shown in the figure below, we have been able to maintain an annual growth rate of about 30% since 2015 before hitting by the COVID-19 pandemic. After the outbreak of the COVID-19 pandemic at the end of 2019, the growth rate decreased to 2.69% in 2020 but quickly returned to an annual growth rate of 24.37% in 2021. Despite the COVID-19 pandemic’s impact on global business in 2022, we still achieved a growth rate of 5.7%. The growth rate decreased to decreased to 3.4% in 2024 and further decreased to 1.64% during the first half year of 2025, but we were able to maintain most of our users. As more buyers start to understand and trust our online task transactions, we could obtain higher customer growth rate and consumption proportion. We believe that the task oriented and flexible online task transactions with little geographical restrictions will provide an efficient option to the traditional way of fulfilling all tasks by hiring employees.

Whether we can continue to develop our user registration and value-added consumption mainly depends on our excellent operation and promotion team, personalized user experience and accurate intelligent matching of buyers and sellers. Therefore, we will continue to focus on multi-channel marketing methods, establish a perfect combination of online and offline promotion methods, and establish a perfect promotion matrix, especially the traffic acquisition of short video platform and information flow platform. We also plan to enhance our artificial intelligence and big data technology capabilities to provide personalized user experience, user matching ancillary services, more effective and flexible communication methods for our users, and improve the efficiency and reliability of our marketplace.

We will continue to improve our brand recognition to attract more users to our online marketplace as well as shared offices.

Our ability to retain and increase user activities

We measure our effectiveness in attracting and retaining user activities through several key performance indicators, such as gross merchandise volume (“GMV”). The GMV is calculated by multiplying the number of projects or transactions completed through our marketplace platform by the offering prices of the completed projects or transactions. An increase in the number of projects offered and the offering price of such projects within a given period leads to an increase in the GMV in the same period. We believe a platform with increasing GMV indicates increasing user activities, which means the platform remains attractive to suppliers (sellers) and customers (buyers).

In the first half of 2025, we enabled approximately $180 million of GMV across 521,500 projects. In 2024, we enabled US$348 million of GMV across 0.99 million projects. In 2023, we enabled US$349 million of GMV across 0.98 million projects.

Our ability to optimize services

We have an R&D team of 14 professional staff to improve our online marketplace continuously as of the date of this prospectus. Through powerful artificial intelligence algorithms and large data capacity, we improve the two-way matching accuracy between buyers and sellers. We also focus on optimizing the online marketplace such as providing more convenient user interface, more supporting tools and databases, and better user data security. In order to expand our services to existing paying corporate users, we plan to launch new value-added services, and recommend more customized services according to the analysis of users’ historical data.

Our ability to expand our business

Our operation team constantly explores and tests new products and services to meet market trends and user requirements. Currently, we offer services in seven categories with over 40 sub-categories and more than 300 items. We constantly adjust and add subdivided service categories according to the continuous changes of domestic and international markets. For example, short video and smart products have been gaining popularity and growth momentum in the domestic markets. Accordingly, we have added and promoted short video production, film production, face recognition, machine learning, Internet of things on our marketplace. With the popularity of the concept of meta universe in domestic and international markets, it may give birth to more products or industrial layout. We also keep up with the market trend and are ready to expand our service categories to meet the service demand of the market for emerging industries. We will continue to add more service categories to better satisfy buyer requirements and attract more sellers with different skills.

Our ability to manage costs and expenses effectively

Our ability to manage our costs and expenses effectively is critical to the success of our business. Through optimized and adjusted business process, talent selection and retention, systematic employee training, and cross-department cooperation, we could effectively reduce our labor cost and ensure productivity. We also find innovative ways to control our marketing and administrative expenses to improve our profit margin.

Selectively pursue acquisition and investment opportunities

We plan to continuously evaluate various investment opportunities, including acquiring local office sharing brands with strong regional influence and companies that may help us further integrate and refine our services. Furthermore, we plan to pursue additional investment opportunities through investing in relevant service providers or in start-ups and SMEs in our incubation and acceleration programs. With the support of our platform and ecosystem, we expect that the investees’ business will grow with us, and the services provided by our investees could help satisfy the demands of our other customers.

Consolidation

The Company provides substantially all of its services in China via its VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE and its subsidiaries. The Company has signed various agreements with its VIE and legal shareholders of the VIE to allow the transfer of economic benefits from the VIE to the Company and to direct the activities of the VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net loss presented on consolidated statement of operations and comprehensive loss as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended June 30, 2025 and 2024. Our variable interest entities accounted for an aggregate of 34.01% of our total assets and 99.95% of total liabilities as of June 30, 2025. Our variable interest entities accounted for an aggregate of 99.98% of our total assets and 99.97% of total liabilities as of June 30, 2024. As of June 30, 2025 and 2024, $388,564 and $226,776 cash were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	As of
	June 30,	June 30
	2025	2024
Total Current assets	$1,405,642	$1,123,724
Total non-current assets	$2,705,095	$3,387,662
Total assets	$4,110,737	$4,511,386
Total liabilities	$12,183,945	$11,709,424

	As of
	June 30, 2025	June 30, 2024
Total net revenue	$27,841,607	$20,215,245
Net loss	$(765,653)	$(1,200,039)
Net cash provided by (used in) operating activities	$(372,969)	$(1,623,106)
Net cash used in investing activities	$(4,040)	$(1,280)
Net cash (used in) provided by financing activities	$534,404	$1,242,456

E.	Critical Accounting Estimates

We have identified certain accounting policies, judgments, and estimates that are significant to the preparation of our historical financial information in accordance with the U.S. GAAP. Our significant accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 2 to the consolidated financial statements included elsewhere in this annual report.

Some of our accounting policies require us to apply estimates and assumptions as well as complex judgments relating to accounting items. The estimates and assumptions that we use and the judgments that we make in applying our accounting policies have a significant impact on our financial position and results of operations. Actual results could differ from those estimates. Our management continually evaluates such estimates, assumptions, and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions for the years ended June 30, 2025 and 2024. We do not expect any material changes in these estimates and assumptions in the foreseeable future. Our critical accounting judgments and estimates that were used in the preparation of our historical financial information are set forth in Note 2 to the consolidated financial statements included elsewhere in this annual report.

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, mainly include, but are not limited to, allowance for expected credit losses, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

(c)	Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, advance to suppliers, amounts due from related parties and other current assets, accounts payable, advances from customers, accrued expenses and other current liabilities management has determined that the carrying value approximates their fair values.

(d)	Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Net revenue consists of revenue from Premium business solutions revenue, Online promotion revenue, Digital marketing revenue, Value-Added Services revenue and Shared office rental and management revenue:

Premium Business Solutions revenue:

The Company offers premium business solutions to corporate clients, including the design and development of tailor-made systems or software such as BI platforms, ERP systems, and cybersecurity software. Each custom service is considered a distinct performance obligation, fulfilled upon customer acceptance. Revenue from these premium business solutions is recognized at the point when services are verified and approved by the clients. Typically, service fees are paid within one month after fulfilling the performance obligation, and once determined, they are not subject to clawback.

The Company records revenue on a gross basis as the Company is acting as a principal in its premium business solutions service and is responsible for fulfilling the promise to provide the specified services. In contracts involving third-party vendors, the Company is regarded as the service provider as it has control of the specified services at any time before it is transferred to customers which is evidenced by i) the Company selects the vendors and establishes the pricing; ii) the Company assumes primary responsibility for the customized services rendered; and iii) the Company carries both commercial and market risk.

Online Promotion revenue:

The Company’s revenue is derived from rendering services to varied service providers to generate greater exposure, brand recognition, and connection to users through its online platforms. The Company recognizes the revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified services. Payments are made by customers in advance and recorded as contract liabilities for subscription of services that covered a specified period of time; accordingly, these advances for subscription services are amortized over the subscription period on a straight-line basis and recognized to revenue as online promotion revenue.

Value-Added Services revenue:

The Company provides varied Value-Added Services to customers, mainly including bookkeeping services, tax filing services, IP application and registration services, qualification certification services. For each type of Value-Added Services, the Company identifies a single performance obligation that must be satisfied in order for the Company discharge its responsibilities as set forth in the agreement of service. The Company recognizes revenue when the evidence of the service has been rendered. Value-Added Services revenue is recognized on a gross basis, as the Company is the primary obligator in its contracts to provide the specified services, and has the discretion in establishing the pricing of services charged to the customers.

Shared office rental and management revenue:

The Company provides shared office space to startup companies or small companies, and it also provides property management services to these companies using shared office. The Company recognizes the revenues on a gross basis as the Company is acting as a principal in these transactions and is fully bearing the rental cost regardless the space is leasing out or not. The Company recognizes revenue from the rental arrangement that is classified as an operating lease on a straight-line basis over the term of the lease even if the receipts from rental payments collected do not follow the same pattern. Customers reimburse the Company for the common charges (as opposed to paying directly a third party), customers’ payments for their prorated share of those items are considered lessor costs in accordance with paragraph 842-10-15-40A and are recognized on a gross basis in profit or loss.

Digital marketing revenue:

The Company offers to corporate clients digital marketing services, including designing the advertising content or idea and posting the advertisement on varied online platforms. The packaged service is considered a distinct performance obligation, fulfilled upon advertisement was posted in varied online platforms. Revenue from digital marketing is recognized in time when the advertisement was posted in varied online platforms. Typically, service fees are paid before the advertisement is posted.

The Company records revenue on a gross basis as the Company is acting as a principal in digital marketing service and is responsible for fulfilling the promise to provide the specified services. In contracts involving third-party vendors, the Company is regarded as the service provider as it has control of the specified services at any time before it is transferred to customers which is evidenced by i) the Company selects the vendors and establishes the pricing; ii) the Company assumes primary responsibility for the customized services rendered; and iii) the Company carries both commercial and market risk.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment.

Contract liabilities consist of payments received related to unsatisfied performance obligations at the end of the period. Contract liabilities as of June 30, 2025 and 2024 were $2,384,192 and $2,225,461, respectively.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets. The Company records revenue net of value added tax and related surcharges.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Guohua Huang	54	Director, Chairman of the Board of Directors, Chief Executive Officer
Shuangquan Lin	54	Chief Operating Officer
Conghui Lin	41	Chief Financial Officer
Mei Feng	40	Chief Product Officer
Ling Ruan	38	Chief Business Officer
Yanjun Chen	42	Board Secretary
Qingyun Yang	54	Independent Director
Li Yang	55	Independent Director
Xing Gao	44	Independent Director

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Guohua Huang is the founder, Director, Chairman and Chief Executive Officer of our company. Mr. Huang has been the chief executive officer of EPWK VIE since when it was founded in March 2011. Prior to founding EPWK VIE, between 2007 and 2011, Mr. Huang started his own social media and broadcasting company. Under this social media and broadcasting company, Mr. Huang founded two startups, Haishang Bus TV Group and Mobile Phone Animation Group. When Mr. Huang was working on those two start-ups, he posted a request for logo design on a crowdsourcing platform. This experience sparked his interest in crowdsourcing business model and motivated him to found EPWK VIE. Mr. Huang also wrote and published two books on the subject of crowdsourcing business. Crowdsourcing and Witkey was published by China Renmin University Press in August 2015. Maker and Witkey was published by Xiamen University Press in October 2017. Mr. Huang received his bachelor’s degree in Administrative Management from the Central Communist Party College in 2001 and EMBA in 2017 from the TEE-EMBA program, which is jointly organized by Tsinghua University School of Economics and Management (Tsinghua SEM) and École des Ponts ParisTech, also known as École nationale des ponts et chausses (ENPC) and École nationale de l’aviation civile (ENAC).

Shuangquan Lin is our Chief Operating Officer and has been EPWK VIE’s Chief Operating Officer since August 2016. Between February 2002 and August 2016, Mr. Lin served various managerial positions for Bolina Holding Co., Ltd., (HKEX: 1190), including general manager assistant, director of president office and head of the investment department. Mr. Lin received his bachelor’s degree from the China Calligraphy and Painting International University in 1993 and EMBA from Northwestern Polytechnic University (NPU) in 2012.

Conghui Lin is our Chief Financial Officer and has been EPWK VIE’s Chief Financial Officer since May 2014. Prior to joining EPWK VIE, Mr. Lin was the head of finance for C&D Logistics Co., Ltd. (Shanghai Stock Exchange: 600153) from January 2010 to May 2014. Mr. Lin received his bachelor’s degree in Financial Management from Xiamen University Tan Kah Kee College in 2007.

Mei Feng was appointed as our Chief Product Officer in March 2023. She joined the EPWK VIE in 2011. From August 2008 to July 2009, she served as the product planner of Beijing Sohu Network Company. From October 2009 to March 2011, she was the product director of Beijing Yiyou Network (France) Product Department. She has 13 years of experience in internet industry and is proficient in product design, planning, technology iteration and innovation.

Ling Ruan was appointed as our Chief Business Officer in March 2023. She is EPWK VIE’s Chief Business Officer and Senior Operating Director since 2014. From May 2012 to November 2014, she was associated with Xiamen Zhongziyuan Network Technology Co., Ltd., one of the earliest and largest Internet basic application service providers in China and served as the head of the Xiamen Zhongziyuan’s Expansion Department. She is responsible for the management of Maker base with an area of more than 50,000 square meters, which includes a national science and technology incubator, a national cross-strait youth entrepreneurship base and three national mass entrepreneurship spaces.

Yanjun Chen was appointed as our secretary of the board of directors in March 2023. She joined the EPWK VIE in 2012 as the board secretary. Before that, Ms. Chen worked in Xiamen Yingshi Sanitary Ware Co., Ltd., Xiamen Yifang Software Co., Ltd., and Wuhan Xunchi Technology Co., Ltd. She possesses more than 10 years of working experience in internet industry, with rich experience in brand marketing and promotion and team management. She received her Master of Business Administration degree from Huaqiao University in 2019 and has obtained the Qualification Certificate of the Board Secretary of Listed Companies of Shenzhen Stock Exchange.

Independent Directors

Qingyun Yang is an independent director and serves as the Chair of the Company’s Audit Committee. Mr. Yang has nearly 30 years of experience in financial accounting and corporate management. From 2006 to 2014, he worked in Zhangzhou Wanhui Sanitary Ware Co., Ltd. and successively served as the assistant to the manager of the financial department, the manager of the financial department, and the assistant to the general manager. Since 2014, he is the general manager of Zhangzhou Hengrun Investment Management Co., Ltd. responsible for the overall operation of the company, including overseeing its financing and investment activities, reviewing auditors’ reports and findings, and leading the due diligence review and analysis of the investment targets. From 2012 to 2019, Mr. Yang served as the executive director of the Hong Kong listed company Bolina Holding Co., Ltd. (HK.01190), responsible for the overall operation. As a member of the board of directors, he participated in the decision-making processes on major issues such as financial performance, investment, review of auditors’ reports, and evaluation of audit findings. Mr. Qingquan Yang received his bachelor’s degree in accounting from Beijing Technology and Business University in 2004.

Xing Gao is an independent director and serves as the Chairman of the Company’s Nominating and Corporate Governance Committee. Prof. Gao joined Xiamen University in 2009 as an assistant professor and has been an associate professor since 2013. Prof. Gao is a member of the High-Level Talents of Fujian Province and the City of Xiamen. He also serves as the founder and the head of Xiamen University-OPPO Mobile Terminal System Innovation Technology Joint Laboratory and is in charge of or has participated in several national technology projects. Mr. Gao received his PhD of Computer Software and Theory from Harbin Institute of Technology in 2009 and was a visiting scholar at the University of Texas at Dallas from September 2016 to September 2017.

Li Yang is an independent director and serves as the Chairwoman of the Company’s Compensation Committee. Ms. Yang has been the managing partner of Fujian Ruhao Law Firm since 2011 and has 22 years of legal practice experience. Ms. Yang serves as or was a senior member and legal counsel of several prominent business and legal organizations in Fujian Province. She is also an arbitrator of the City of Xiamen’s Labor Disputes Arbitration Committee. Ms. Yang received her Master of Business Administration degree from Huaqiao University in 2011.

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K. There is not any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

For the fiscal years ended June 30, 2025 and 2024, we paid an aggregate of $291,292 (RMB2.10 million) and $294,778 (RMB2.13 million) as compensation to our executive officers and directors, respectively. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C.	Board Practices

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. There is currently no shareholding qualification for directors.

Employment Agreements and Indemnification Agreements

We have entered into an indefinite employment agreement with Mr. Shuangquan Lin on August 10, 2024. We entered into an indefinite employment agreement with Mr. Conghui Lin on April 14, 2022. We have entered into an indefinite term employment agreement with Mr. Guohua Huang, which started on March 25, 2019.

We may terminate the employment of either officer for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitment of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties.

Each executive officer and directors agree to hold, both during and after employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity, any confidential information.

Each executive officers and directors also agree to our non-compete clause, where they agree not to work with a rival company or start a similar business for period of 24 months from the date that officer or director is no longer employed by the Company. During the 24-month time, we will pay 30% of the base salary listed on the Employment Agreement.

Board of Directors

Our board of directors consists of four directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: An Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Xing Gao, Li Yang, and Qingyun Yang will be the chairman of our audit committee. We have determined that Xing Gao, Li Yang and Qingyun Yang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Qingyun Yang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Qingyun Yang, Xing Gao and Li Yang. Li Yang is the chairwoman of our compensation committee. We have determined that Qingyun Yang, Xing Gao and Li Yang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Qingyun Yang, Li Yang and Xing Gao. Xing Gao will be the chairperson of our nominating and corporate governance committee. Qingyun Yang, Li Yang and Xing Gao satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Controlled Company

Mr. Guohua Huang beneficially owns 3,555,948, or 100%, of our Class B ordinary shares through HGH Holdings Limited, a British Virgin Islands company that is 100% owned by Mr. Guohua Huang. As a result, Mr. Guohua Huang owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares and we are deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed to be a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—Since we are a ‘controlled company’ within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

D.	Employees

As of the date of this annual report, we had 161employees. In the fiscal years ended June 30, 2025 and 2024, we had 160 and 184 full-time employees, respectively.

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Department	Number of employees	%
Research and development	26	16%
Network operation	13	8%
Sales	56	35%
Customer service	38	24%
Administration	27	17%
Total	160	100%

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 3,612,692 Class A Ordinary Shares outstanding and 88,899 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them.

	Class A Number	Class B Number	Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers(1):
Guohua Huang(2)(3)(4)(5)	1,711,805	3,555,948	1.18%	100%	71.45%
Shuangquan Lin(6)(7)	30,575	—	0.02%	—	0.01%
Conghui Lin	—	—	—	—	—
Mei Feng	—	—	—	—	—
Ling Ruan	—	—	—	—	—
Yanjun Chen	—	—	—	—	—
Qingyun Yang	—	—	—	—	—
Li Yang	—	—	—	—	—
Xing Gao	—	—	—	—	—
Directors and Executive Officers as a group (9 individuals):	1,742,380	—	1.20%	100%	71.46%

5% Shareholders:
HGH Holdings Limited(2)	—	3,555,948	—	100%	71.10%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Shares and each holder of Class B Ordinary Shares is entitled to 100 votes per one Class B Ordinary Shares.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Building #2, District A, No. 359 Chengyi Rd., the third phase of Xiamen Software Park, Xiamen City, Fujian Province, the People’s Republic of China, 361021.

(2)	The number of Class B Ordinary Shares beneficially owned represents 3,555,948 Class B Ordinary Shares held by HGH Holdings Limited, a British Virgin Islands company, which is 100% owned by Guohua Huang. The registered address of HGH Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)(6)	The number of Class A Ordinary Shares beneficially owned represents 1,481,355 Class A Ordinary Shares held by YPHL Holdings Limited, of which 1,451,728 Class A Ordinary Shares was indirectly held by Guohua Huang and 29,627 Class A Ordinary Shares was indirectly held by Shuangquan Lin. YPHL Holdings Limited is a British Virgin Islands company, which is 98% owned by Guohua Huang and 2% owned by Shuangquan Lin. The registered address of YPHL Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)(7)	The number of Class A Ordinary Shares beneficially owned represents 94,843 Class A Ordinary Shares held by ZHYP Holdings Limited, of which 93,895 Class A Ordinary Shares was indirectly held by Guohua Huang and 948 Class A Ordinary Shares was indirectly held by Shuangquan Lin. ZHYP Holdings Limited is a British Virgin Islands company, which is 99% owned by Guohua Huang and 1% owned by Shuangquan Lin. The registered address of ZHYP Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	The number of Class A Ordinary Shares beneficially owned represents 281,666 Class A Ordinary Shares held by EPWK Holdings Limited, of which 166,183 Class A Ordinary Shares was indirectly held by Guohua Huang and 115,483 Class A Ordinary Shares was indirectly held by Zhinan Huang. EPWK Holdings Limited is a British Virgin Islands company, which is 59% owned by Guohua Huang and 41% owned by Zhinan Huang. The registered address of EPWK Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, other than those shares held by Cede & Co, none of our outstanding ordinary share is held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

During the fiscal year ended June 30, 2025 and up to the date of this annual report, we have engaged in the following related party transactions.

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Guohua Huang	the Controlled Shareholder of the Company
2	Xiamen Yipin Hengrun IP Partners	Controlled by a key management of the Company

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of June 30,
	2025	2024	2023
Guohua Huang	$2,034,989	$1,386,022	$278,056
Xiamen Yipin Hengrun IP Partners	5,654	-	-
Total	$2,040,643	$1,386,022	$278,056

The purpose of obtaining loans from Controlled Shareholder Mr. Guohua Huang and Xiamen Yipin Hengrun IP Partners are to maintain the daily operation of the Company, these loans are non-interest bearing and non-fixed term.

Related party transactions

During the years ended June 30, 2025, 2024 and 2023, other than the loan from/to the related parties, no other transaction occurred.

Contractual Arrangements with EPWK WFOE, EPWK VIE and Its Shareholders

To comply with applicable PRC laws and regulations on direct foreign investment in certain aspects of our business, we conduct our business through EPWK VIE, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary EPWK WFOE, EPWK VIE and its shareholders. Such contractual arrangements provide us (i) the power over EPWK VIE, (ii) the exposure or rights to variable returns from our involvement with EPWK VIE, and (iii) the ability to affect those returns through use of our power over EPWK VIE to affect the amount of our returns. Therefore, we control EPWK VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, EPWK HK. EPWK HK is permitted under the laws of Hong Kong SAR to provide funds to us through dividend distribution out of profits available for distribution (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves but not through share capital.

However, we, our subsidiaries and the VIE’s abilities to use cash held in PRC or in a PRC entity through transfers, distributions, or dividends to fund operations or for other purposes outside of the PRC are subject to restrictions and limitations imposed by the PRC government. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Class A Ordinary Shares.

Furthermore, we may lose our ability to fund operations or for other uses outside of Hong Kong using cash in Hong Kong or a Hong Kong entity if, in the future, the PRC government expands its restrictions and limitations to include Hong Kong or Hong Kong entities.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Taxation – People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from EPWK VIE to EPWK WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to EPWK HK as dividends from our PRC subsidiaries. Certain payments from our EPWK VIE to EPWK WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if EPWK VIE or our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, EPWK HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. EPWK HK intends to apply for the tax resident certificate when EPWK WFOE plans to declare and pay dividends to EPWK HK. See “Risk Factors- There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our Class A Ordinary Shares were listed on the Nasdaq Global Market under the symbol “EPWK” since February 2025. We received delisting notice from Nasdaq on October 24, 2025 and requested a hearing. On November 20, 2025, we received an additional delisting notice from Nasdaq. On December 19, 2025, Nasdaq notified us that the Nasdaq Hearings Panel has determined to deny our request to continue listing of our Class A ordinary shares. On December 23, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “EPWKF” since Nasdaq suspended the trading of our Class A ordinary shares on December 23, 2025.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A ordinary shares are quoted on the OTCID Basic Market under the symbol “EPWKF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following description of provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our third amended and restated memorandum and articles of association, copies of which are filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and the memorandum and the articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(d)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$1,000,000 divided into 9,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 1,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of memorandum and articles of association, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class.

The holders of Class B Ordinary Shares shall have the right to 100 votes for each such share held, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of the memorandum and articles of association, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis. There are no provisions in our articles of association that would limit the lifespan of the Class B Ordinary Shares, and the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time (subject to mandatory automatic conversions in certain circumstances as set forth herein).

Pursuant to the Articles of Association of the Company, upon any sale, transfer, assignment or disposition of Class B Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Shares validly transferred to the new holder shall be automatically and immediately converted into such number of Class A Shares calculated based on the conversion rate as set forth in the Articles of Association (which is on a one to one basis). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding fee simple ownership interest to the related Class B Shares, in which case all the related Class B Shares shall be automatically converted into the same number of Class A Shares upon the Company’s registration of the third party or its designee as a holder holding that number of Class A Shares in the register of members.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No Class B Ordinary Shares shall be issued without the prior consent of the holders of a majority of the votes of the outstanding Class B Shares (Class B Majority), which consent may be obtained either by written consent signed by the Class B Majority or by a vote at a separate general meeting of the holders of the Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may allot shares either at a premium or at par; or with or without preferred, deferred or other specifical rights or restrictions, whether in regard to dividend, voting, return or capital or otherwise. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

On December 23, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “EPWKF” since Nasdaq suspended the trading of our Class A ordinary shares on December 23, 2025.

Transfer Agent and Registrar

The transfer agent and registrar for Class A Ordinary Shares and Class B Ordinary Shares is Transhare Corporation, at Bayside Center 1, 17755 North U.S. Highway 19, Suite #140, Clearwater, FL 33764.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 100 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy. Unless otherwise required under the Cayman Companies Act or by the articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all debts or liabilities to the Company by the shareholder:

At any time the directors may declare any share to be wholly or partly exempt from the provisions relating to the lien on shares in the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

For so long as the Shares are listed on the Nasdaq Global Market, a quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs. The chairman may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

A shareholder shall not vote at a meeting of shareholders on any resolution concerning a matter in which that shareholder has an interest or duty, whether directly or indirectly. That shareholder should disclose his interests pursuant to the Articles. Such interested shareholder shall not be counted towards a quorum of those present at the meeting. If the interested shareholder votes on the resolution, his vote shall not be counted. A shareholder shall not, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, our Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	subdivide our shares or any of them into shares of an amount smaller than that fixed by the memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud, dishonesty or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements	The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

	In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.	The Cayman Islands Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. The Cayman Islands Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Directors are appointed in accordance with the terms of the memorandum and articles of association of the company.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.	Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies. Those provisions provide that if a majority in number representing 75% in value of the creditors or class of creditors (as the case may be) present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Grand Court of the Cayman Islands, be binding on all the creditors or the class of creditors, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company. Alternatively, if 75% in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Grand Court of the Cayman Islands, be binding on all the members or the class of members, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that: (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge: (a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders; (b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and (c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company (other than the memorandum and articles of association, the register of mortgages or charges and special resolutions of our shareholders). However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take actions by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Cayman Islands Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Islands Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association. Please see above.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Cayman Islands Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

C.	Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

According to the Regulations on the Foreign Exchange Control of the PRC (the “Foreign Exchange Administration Regulations”), which was promulgated by the State Council on January 29, 1996, and was last amended on August 5, 2008, payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, can be made in foreign currencies without prior approval from the SAFE. However, prior approval from the SAFE is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans. Under the Foreign Exchange Administration Regulations, if an FIE intends to pay dividends and provides certain evidencing documents (board resolution, tax certificates, etc.), such enterprise may purchase foreign currency without approval of the SAFE. If an FIE intends to engage in trade and services-related foreign exchange transactions and provides relevant commercial documents, such enterprise may purchase foreign currency without approval of the SAFE. An FIE may retain a certain amount of foreign currency, subject to a cap approved by the SAFE, to satisfy its foreign currency liabilities. In addition, foreign exchange transactions involving overseas direct investment, investment in securities, or derivative products must be registered with the governmental authorities in charge of foreign exchange administration, and must be approved or put on record by the other relevant governmental authorities where necessary.

The Circular on Reforming the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”) was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015. In comparison to the Foreign Exchange Administration Regulations, the SAFE Circular 19 provides greater flexibility to an FIE in converting foreign exchange capital in its capital account into Renminbi funds, and allows an FIE to use its converted Renminbi funds to make equity investments in China after performing required procedures. Under the SAFE Circular 19, an FIE may choose to convert any amount of foreign exchange capital in its capital account into Renminbi funds according to its actual business needs. The converted Renminbi funds will be kept in a designated account. If an FIE intends to initiate a new foreign exchange transaction in its capital account, it must provide supporting documents and go through the review process with the bank. An FIE is allowed to use its converted Renminbi funds only within the approved business scope.

On June 9, 2016, the SAFE issued the Circular on Management of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”), which reiterates some of the rules set forth in the SAFE Circular 19. According to the SAFE Circular 16, an enterprise may convert its foreign exchange capital, foreign debt, and funds recovered from overseas listing into Renminbi on a discretionary basis. The converted Renminbi funds may be used to extend loans to related parties or repay inter-company loans (including advances by third parties).

On October 23, 2019, the SAFE issued the Circular of Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows an FIE, which does not have equity investments in its approved business scope, to use capital obtained from foreign exchange settlement to make equity investments in China as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, the SAFE Circular 28 stipulates that any eligible enterprise in certain pilot areas may use receipts from registered capital, foreign debt and overseas listing, for the purpose of domestic payments, without providing authenticity supporting materials to relevant banks prior to such domestic payments.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the “SAFE Circular 59”), which became effective on December 17, 2012 and was amended on October 10, 2018. The SAFE Circular 59 substantially amends and simplifies the foreign exchange procedure. According to the SAFE Circular 59, approval or verification from the SAFE is not required for a foreign investor or an FIE: (i) to open various special purpose foreign exchange accounts, such as pre-investment expenses accounts, foreign exchange capital accounts, asset realization accounts, and guarantee accounts; (ii) to reinvest his lawful income derived in the PRC, such as profits, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment; or (iii) to remit foreign exchange capital as a result of capital reduction, liquidation, early repatriation or stock transfer. Multiple capital accounts for the same entity may be opened in different provinces.

On July 4, 2014, the SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). According to the SAFE Circular 37, a Chinese resident must apply to a local SAFE branch to register foreign exchange before contributing money to an overseas SPV. An overseas SPV refers to an overseas company that is directly incorporated or indirectly controlled by a Chinese resident using its assets or rights and interests for the purpose of investments and financing. Following the initial registration, in the event of any alternation in the basic information, such as shareholders, name and operating duration of any individual Chinese resident, or key information, such as increases or decreases in capital, or equity transfers, swaps, consolidations, or splits, a Chinese resident must register the change in the foreign exchange with a local SAFE branch. In the event that a Chinese shareholder holding interest in an overseas SPV fails to fulfill the required SAFE registration, the SPV’s PRC subsidiaries may be restricted from making profit distributions to the offshore parent and prohibited from carrying out cross-border foreign exchange transactions, and the SPV may be restricted from contributing additional capital to its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the Circular of Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Circular 13”) was promulgated by the SAFE and took effect on June 1, 2015. The SAFE Circular 13 cancels registration and verification of foreign exchange under direct investment. Chinese and overseas investment entities can go directly to banks for registration for foreign exchange under domestic or overseas direct investment. The SAFE Circular 13 simplifies procedures for some direct investment-related foreign exchange transactions, and cancels annual check of foreign exchange for direct investment and replaces it with registration for accumulated equity in domestic and overseas direct investment.

Pursuant to the Circular 37, a PRC resident shall register with a local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting overseas investment or financing. Failure to comply with the SAFE registration requirements could result in penalties for evasion of foreign exchange controls. The Circular No. 13 provides that banks can directly handle the initial foreign exchange registration and amendment registration under the Circular 37. All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 1, 2022.

For PRC regulatory restrictions on the remittance of dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

E.	Taxation

PRC Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although EPWK Holdings Ltd. does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of EPWK Holdings Ltd. and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of EPWK Holdings Ltd., including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that EPWK Holdings Ltd. and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Dacheng, our PRC counsel, believes that it is possible but highly unlikely that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in the PRC — Under the enterprise Income Tax Law, we may be classified as a “Resident enterprise” of China.”

Our company pays an EIT rate of 25% for EPWK WFOE. Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the tax treaty between the United States and PRC, you may elect to treat such gain as PRC source gain under such treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax. There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019, and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Taxation

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. Our Class A ordinary shares were listed on Nasdaq. In December 2025, our Class A ordinary shares were delisted from the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter, on which the prices of our Class A ordinary shares are currently quoted. However, as of the date of this annual report no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our Class A ordinary shares were delisted from the Nasdaq, non-corporate U.S. Holders of our Class A ordinary shares should expect that while the Class A ordinary shares continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates. U.S. Holders nonetheless should consult their own tax advisors regarding the availability of the lower tax rate for any cash dividends paid in respect to our Class A ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. As of the date of this annual report, we have not declared any dividends.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules for the current year. We must make a separate determination each year as to whether we are a PFIC. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our Class A ordinary shares were listed on Nasdaq, which is a qualified exchange for these purposes. In December 2025, our Class A ordinary shares were delisted from Nasdaq. U.S. Holders should note that the OTCID, on which the prices of our Class A ordinary shares are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market treatment of the Class A ordinary shares is not available for as long as the Class A ordinary shares continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange. U.S. Holders nonetheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A ordinary shares under their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333- 269657), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

For information about our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J.	Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The functional currency of our subsidiaries in China is the Chinese Renminbi (RMB), while other subsidiaries outside of China use U.S. Dollar as the functional currency. All financial statements of our group are presented in U.S. dollars. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The trade war between China and United States, from 2018, has had a greatly adverse impact on the exchange rate. The future trend of the exchange rate remains uncertain, due to the intense relationship between two countries as well as unstable global conditions.

If the RMB depreciates against the U.S. dollar, the value of our assets, earnings and revenues, which is transferred from RMB to U.S. dollars and is represented in our U.S. dollar-based financial statements, will decline.

Liquidity Risk

The main funds for our operations are from cash inflows from past operations and short-term bank loans. We currently have only one loan outstanding. If the results of our future operations are not successful, due to reoccurrence of the COVID-19 pandemic and any other unforeseeable reasons, we may need to conduct more bank loan borrowings to guarantee sufficient cash flows for our operations.

Interest Rate Risk

Interest rate risk may adversely affect our operation results, since we have a short-term bank loan outstanding. The term of our bank loan is usually twelve months and interest rate will be renewed upon new contracts. If the interest rate increases in the future, we may need to pay additional interest costs for our borrowings.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 15, 2025, our shareholders approved (1) the increase of votes per Class B ordinary share of the Company from 15 to 100 with effect from the date of the special resolution be approved, (2) the increase of the Company’s authorised share capital, be increased from US$50,000 divided into: (i) 448,814,684 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 51,185,316 Class B Ordinary Shares of par value of US$0.0001 each, to US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each with immediate effect (the “Authorised Share Capital Increase”); conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine (the “Effective Date”): (i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”).

The Company’s board of directors approved on October 20, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on a 40 for 1 ratio with the marketplace effective date of November 17, 2025.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, with the File Number 333- 269657, which was declared effective by the SEC on February 3, 2025 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 2,750,000 Class A ordinary shares at a price to the public of $4.10 per Class A ordinary share. On February 4, 2025, the Class A ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “EPWK.” Cathay Securities, Inc. acted as the representative of the underwriters, with Revere Securities LLC acting as co-underwriter for the Offering. On February 7, 2025, the Company announced the closing of its offering. Gross proceeds of our IPO totaled approximately $11.27 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO totaled approximately $8.82 million after the deduction of offering costs on February 8, 2025. An additional 412,500 Class A ordinary shares were sold pursuant to the over-allotment option by the underwriters. As of June 30, 2025, the Company applied all the net proceeds of our IPO to uses largely in consistence with the relevant disclosure in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective, due to the following material weaknesses:

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market— Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Qingyun Yang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Qingyun Yang satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Item 16B. CODE OF ETHICS

Our board of directors have adopted a code of business conduct and ethics, which is applicable to all of our directors and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC and WWC, Professional Corporation, our independent registered public accounting firms for the periods indicated.

	For the Fiscal Years Ended June 30,
	2025	2024	2023
Audit fees(1)	$320,000	$173,000	$150,000
Audit-Related fees(2)	-	-	-
Total	$320,000	$173,000	$150,000

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements and review of the interim financial statements.

(2)	Audit-related fees include the aggregate fees billed by the principal accountant for administrative expenses that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under the “Audit fees” category.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 17, 2025, the audit committee (the “Audit Committee”) of the board of the directors of the Company, approved the change of the Company’s independent registered public accounting firm from WWC, Professional Corporation (“WWC”) to Assentsure PAC (“Assentsure”). The engagement with WWC ended as of November 7, 2025, and the engagement of Assentsure became effective as of November 17, 2025. The change was approved by the Audit Committee. The Company’s decision of the change of the Company’s independent registered public accounting firm was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The principal accountant’s report of WWC on the financial statements of the Company as of and for the fiscal years ended June 30, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that audit reports included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern. WWC was engaged since September 7, 2021.

During the fiscal years ended June 30, 2024 and 2023 and the subsequent interim period through November 7, 2025, date of termination of the engagement, (i) there were no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the audit of the Company’s financial statements as of and for the year ended June 30, 2024 and 2023, WWC identified certain material weaknesses in the Company’s internal controls which were: (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. These material weaknesses are described in the Company’s Registration Statement on Form F-1 (Registration No. 333-290300), which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2025 and declared effective by the SEC on September 30, 2025. The Company is in the process of implementing a number of measures to address these material weaknesses identified.

During the two most recent fiscal years and the subsequent interim period through November 17, 2025, neither the Company nor anyone on its behalf consulted with Assentsure regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and its related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company with limited liability previously listed on the Nasdaq Global Market, we were subject to the Nasdaq Stock Market Rules for corporate governance listing standards. On December 23, 2025, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our Class A ordinary shares have been quoted on the OTCID Basic Market under the symbol “EPWKF” since the Nasdaq suspended the trading of our Class A ordinary shares on December 23, 2025.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 11.2 to this annual report.

Item 16K. CYBERSECURITY

Our management is responsible for reviewing the company’s cybersecurity risk management and control systems in relation to the financial reporting, including the company’s cybersecurity strategy. As part of the overall risk management system and process, we maintain a processes to assess, identify and manage significant risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violations of privacy laws and other litigation and legal risks, and reputational risks. We assess and manage cybersecurity risks through management. Every year, the management carries on the relevant risks (including network security risks) and identify and prevent risks to all employees of the company. In this sense, risks related to cybersecurity have been categorized as “highly relevant” risks to the company. Our IT technicians are responsible for targeted and regular monitoring of cybersecurity risks. They continuously monitor cybersecurity risks and countermeasures to defend against such threats, and in the event of a cybersecurity threat or cybersecurity incident, inform management and our board of directors. Our management and the individual risk owners of the main departments will carry out a comprehensive network security risk analysis for both internal and external risks as appropriate. According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Fourth Amended and Restated Memorandum of Association
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on June 29, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement between Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on May 16, 2023)
4.2	Exclusive Business Cooperation Agreement between EPWK WFOE and EPWK VIE (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.3	Form of Equity Pledge Agreement Amongst EPWK WFOE, EPWK VIE, and Shareholders of EPWK VIE (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.4	Form of Call Option Agreement (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.5	Form of Power of Attorney Granted by Shareholders of EPWK VIE (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.6	The Registration Agreement (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.7	EPWK Platform Service Agreement (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.8	Task Submission and Publication Agreement (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.9	Online Store Agreement (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.10	Online VIP Store Service Agreement (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.11	Service Agreement between EPWK VIE and Esignbao (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)

4.12	Service Agreement between EPWK VIE and Xiamen International Bank (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.13	Form of Irrevocable Commitment Letter (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
4.14	Form of Leasing Agreement (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on May 16, 2023)
4.15	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-290300) initially filed with the SEC on September 16, 2025)
4.16	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-290300) initially filed with the SEC on September 16, 2025)
4.17	Form of Warrant (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-290300) initially filed with the SEC on September 16, 2025)
8.1	List of Significant Subsidiaries and VIE of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Dacheng
15.2*	Consent of WWC Professional Corporation
15.3*	Consent of Assentsure PAC
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 99.10 of our Registration Statement on Form F-1 (File No. 333-269657) initially filed with the SEC on February 9, 2023)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPWK Holdings Ltd.

	By:	/s/ Guohua Huang
Guohua Huang
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Date: January 13, 2026

EPWK HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Shareholders and the Board of Directors of

EPWK Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EPWK Holdings Ltd., its subsidiaries and variable interest entities (the “Company”) as of June 30,2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the financial year ended June 30, 2025, the Company suffered net loss of $10.4 million, and as of June 30, 2025, the Company had an accumulated deficit of $29.3 million and a negative working capital of $0.9 million. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

January 13, 2026

PCAOB ID number: 6783

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

EPWK Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EPWK Holdings Ltd., its subsidiaries, and variable interest entities (hereinafter referred to as “the Company”) as of June 30, 2024 and 2023 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has a working capital deficit and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2021.

San Mateo, California

October 23, 2024

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share or otherwise noted)

	As of June 30,
	2025	2024
Assets
Current assets:
Cash	$389,348	$227,826
Escrow funds	537,744	446,775
Accounts receivable, net	328,844	162,910
Advance to suppliers	7,403,734	245,723
Prepaid expenses and other receivables, net	721,458	40,167
Deferred tax asset	-	1,384
Total current assets	9,381,128	1,124,785

Non-current assets:
Property and equipment, net	542,385	671,038
Right-of-use assets	1,976,410	2,473,165
Intangible assets, net	85,302	135,993
Other non-current assets	100,998	107,466
Total non-current assets	2,705,095	3,387,662
TOTAL ASSETS	$12,086,223	$4,512,447
Liabilities
Current liabilities:
Short term bank loans	$3,343,291	$3,385,073
Accounts payable	427,758	560,062
Contract liabilities – current	2,248,983	2,098,022
Escrow liability	537,744	446,775
Related parties payable	2,040,643	1,386,022
Accrued expenses and other current liabilities	1,088,491	781,942
Operating lease liabilities – current portion	613,447	584,591
Total current liabilities	10,300,357	9,242,487

Non-current liabilities:
Contract liabilities – non-current	135,209	127,439
Operating lease liabilities – non-current	1,719,509	2,299,697
Other non-current liabilities	35,004	43,723
Total non-current liabilities	1,889,722	2,470,859
TOTAL LIABILITIES	$12,190,079	$11,713,346

COMMITMENT & CONTINGENCY	-	-

Shareholders’ Deficit
Ordinary shares 250,000,000 shares authorized, par value $0.004*
(506,600 and 390,037 Class A shares issued and outstanding as of June 30, 2025 and 2024, respectively)*	2,026	1,560
(88,899 Class B shares issued and outstanding as of June 30, 2025 and 2024) *	356	356
Subscription receivable	(1,916)	(1,916)
Additional paid in capital	28,795,892	11,149,482
Accumulated deficits	(29,303,674)	(18,863,415)
Accumulated other comprehensive income	403,460	513,034
Total Shareholders’ deficit	(103,856)	(7,200,899)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$12,086,223	$4,512,447

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 16 and 20).

The accompanying notes are an integral part of these consolidated financial statements.

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share or otherwise noted)

	For the Years ended
	June 30,
	2025	2024	2023

Net revenue	$27,841,607	$20,215,724	$19,800,874
Cost of revenue	24,452,591	16,437,136	14,745,967
Gross profit	3,389,016	3,778,588	5,054,907

Operating Expenses
Sales and marketing expenses	7,484,798	2,739,806	3,072,609
General and administrative expenses	6,253,235	1,709,225	2,262,928
Research and development expense	426,130	1,035,584	1,687,650
Total operating expense	14,164,163	5,484,615	7,023,187

Operating loss	(10,775,147)	(1,706,027)	(1,968,280)

Non-operating Income (Expenses)
Other income	24,751	7,628	33,094
Other expenses	(18,348)	(49,339)	(20,332)
Interest expense, net	(138,834)	(145,122)	(108,624)
Subsidy income	478,579	695,948	979,176
Total other income, net	346,148	509,115	883,314

Loss before income tax	(10,428,999)	(1,196,912)	(1,084,966)

Income tax expense (benefit)	11,260	6,004	(4,950)
Net loss	(10,440,259)	$(1,202,916)	$(1,080,016)
Other comprehensive income:
Foreign currency translation (loss) gain, net of income taxes	(109,574)	16,660	458,742
Total comprehensive loss	(10,549,833)	$(1,186,256)	$(621,274)

Basic & diluted losses per share*	(20.11)	(2.51)	(3.69)
Weighted average shares outstanding*	519,184	478,936	292,683

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 16 and 20).

The accompanying notes are an integral part of these consolidated financial statements.

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the years ended June 30, 2025, 2024 and 2023

(In U.S. dollars, except for share or otherwise noted)

								Accumulated
	Class A		Class B			Additional		other	Total
	Ordinary Shares		Ordinary Shares		Subscription	paid-in	Accumulated	comprehensive	shareholder’s
	Share*	Amount	Share*	Amount	receivable	capital	deficit	income (loss)	deficit
Balance as of June 30, 2022	159,645	639	-	-	(639)	11,149,482	(16,580,483)	37,632	(5,393,369)
Net loss	-	-	-	-	-	-	(1,080,016)	-	(1,080,016)
Foreign currency translation adjustment	-	-	-	-	-	-	-	458,742	458,742
Issued new shares	230,392	921	88,899	356	(1,277)	-	-	-	-
Balance as of June 30, 2023	390,037	1,560	88,899	356	(1,916)	11,149,482	(17,660,499)	496,374	(6,014,643)
Net loss	-	-	-	-	-	-	(1,202,916)	-	(1,202,916)
Foreign currency translation adjustment	-	-	-	-	-	-	-	16,660	16,660
Balance as of June 30, 2024	390,037	1,560	88,899	356	(1,916)	11,149,482	(18,863,415)	513,034	(7,200,899)
Initial Public Offering	79,063	316	-	-	-	12,965,934	-	-	12,966,250
Offering costs	-	-	-	-	-	(2,669,374)	-	-	(2,669,374)
Shares issued for services	37,500	150	-	-	-	7,349,850	-	-	7,350,000
Net loss	-	-	-	-	-	-	(10,440,259)	-	(10,440,259)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(109,574)	(109,574)
Balance as of June 30, 2025	506,600	2,026	88,899	356	(1,916)	28,795,892	(29,303,674)	403,460	(103,856)

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 16 and 20).

The accompanying notes are an integral part of these consolidated financial statements.

EPWK HOLDINGS LTD. AND ITS SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share or otherwise noted)

	For the years ended
	June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(10,440,259)	$(1,202,916)	$(1,080,016)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	139,470	189,251	261,865
Amortization	52,287	53,452	55,546
Noncash operating lease expense	528,779	907,264	817,410
Deferred tax benefits	1,395	5,991	(7,672)
Allowance for (Reversal of) expected credit loss	8,002	(40,051)	51,149
Loss on disposal of property, plant and equipment	5,719	-	-
Shares issue expensed for services rendered	6,737,500	-	-
Changes in assets and liabilities
Accounts receivable	(174,195)	550,235	(286,446)
Advance to suppliers	(7,155,917)	68,192	(313,942)
Prepaid expenses and other current assets	(67,731)	75,096	(8,883)
Lease liabilities	(588,878)	(967,963)	(842,929)
Other non-current assets	7,965	4,429	46,939
Other non-current liabilities	(9,286)	(9,736)	(29,195)
Accounts payable	(139,417)	(510,786)	639,149
Contract liabilities	125,657	(720,686)	(374,807)
Accrued expenses and other liabilities	293,169	23,533	(320,255)
Deferred subsidies	-	(47,353)	(104,460)
Net cash used in operating activities	(10,675,740)	$(1,622,048)	$(1,496,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,426)	(1,280)	(5,427)
Proceeds from disposals of equity investments	386	-	28,766
Lend to related parties	-	(415,834)	-
Repayment from related parties	-	415,834	11,925
Net cash (used in) / provided by investing activities	(4,040)	$(1,280)	$35,264

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	3,735,636	$3,820,175	$3,905,036
Repayment of bank loans	(3,825,735)	(3,692,836)	(2,689,486)
Proceeds from initial public offering	12,966,250	-	-
Offering cost paid	(2,669,374)	-	-
Borrowing from related parties	3,750,052	2,323,168	548,863
Repayment to related parties	(3,119,935)	(1,208,051)	(316,646)
Net cash provided by financing activities	10,836,894	$1,242,456	$1,447,767

Effect of exchange rate changes	4,408	1,249	(92,684)
Total cash flows	161,522	$(379,623)	$(106,200)

Cash at beginning of year	227,826	607,449	713,649
Cash at end of year	389,348	227,826	607,449
Net increase (decrease) in cash	161,522	$(379,623)	$(106,200)

Supplementary Cash Flows Information
Cash paid for interest	139,081	145,623	109,771
Cash paid for income taxes	9,620	13	2,723
Non-Cash investing and financing activities
Return of investment capital used to offset related party payable	-	-	28,766
Equipment obtained to settle accounts receivable	3,765	-	-

The accompanying notes are an integral part of these consolidated financial statements.

EPWK HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EPWK Holdings Ltd. (“EPWK Cayman” or the “Company”) was incorporated on March 24, 2022, a holding company, as an exempted company with limited liability in the Cayman Islands. The Company principally engages in providing an online service platform, which can assist small service providers to promote their business to users with real service requirements. The business is operated through its subsidiaries in the People’s Republic of China (the “PRC”). In March 2011, Mr. Guohua Huang and Mr. Zhinan Huang jointly founded Xiamen EPWK Network Technology Co., Ltd. ( “EPWK VIE”), to conduct the main business. Mr. Guohua Huang and Mr. Zhinan Huang are jointly deemed as controlling shareholders. In December 2020 and May 2021, EPWK VIE acquired Qi Zhi (Beijing) Certification Co., Ltd. and Xiamen Yipinkutai Investment Co., Ltd. respectively, which are controlled by Mr. Guohua Huang (“Controlling Shareholder”). The Company underwent a series of onshore and offshore reorganizations, which were completed on August 11, 2022.

Immediately before and after the reorganization, the Controlling Shareholder of EPWK VIE controlled EPWK VIE and EPWK Cayman. During the years presented in these consolidated financial statements, the control of the entities has remained under the control of Guohua Huang. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of EPWK Cayman and its subsidiaries and VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

EPWK Cayman and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Corporate Structure

EPWK Cayman is a holding company incorporated in Cayman Islands that does not have substantive operations. The Company is an investment holding company; its primary business operations are conducted through its subsidiaries and its variable interest entities as described below.

Subsidiaries

●	EPWK Group Limited (“EPWK BVI”), was incorporated in the British Virgin Islands on April 4, 2022. It is a wholly-owned subsidiary of EPWK Cayman.

●	EPWK Holdings Limited (“EPWK HK”) was incorporated in Hong Kong on April 28, 2022. It is a wholly owned subsidiary of EPWK BVI.

●	Yipinweike (Guangzhou) Network Technology Co., Ltd. (“WFOE”) was organized pursuant to PRC laws on July 26, 2022. It is a wholly owned subsidiary of EPWK HK.

●	EP Zhishang (Xiamen) Network Technology Co. Ltd. was organized pursuant to PRC laws on July 26, 2022, principally providing software development and IT consulting service. It is a wholly owned subsidiary of EPWK HK.

●	Xiamen Qizhihua Technology Co., Ltd. was organized pursuant to PRC laws on March 24, 2025, principally providing software development and IT consulting service. It is a wholly owned subsidiary of EPWK HK.

VIE

●	Xiamen EPWK Network Technology Co., Ltd., (“EPWK VIE”), an onshore holding and operating company established in the PRC on March 25, 2011, holding our other operating subsidiaries in the PRC and principally providing an online service platform, which can assist small service providers to promote their business to users with real service requirements. WFOE has effective control of EPWK VIE and its subsidiaries which are listed below.

●	Xiamen Yipinweike Information Technology Co., Ltd., an onshore operating entity established in the PRC on December 29, 2015, principally providing services of intellectual properties’ application, registration, transferring and advisory.

●	Xiamen Yipinkutai Investment Co., Ltd. (former name Xiamen Kutai Network Technology Co., Ltd.), an onshore operating entity established in the PRC on November 3, 2013, principally running an online decoration website to connect decoration service providers and users.

●	Xiamen EPWK Zhibang Finance and Taxation Service Co., Ltd., an onshore operating entity established in the PRC on September 26, 2018, principally providing bookkeeping and tax advisory services.

●	Xiamen Yipinzhihui Investment Co., Ltd., an onshore operating entity established in the PRC on August 11, 2015, principally providing angel investment and investment advisory services.

●	Xiamen EPWK Yixing Business Incubator Management Co., Ltd. an onshore operating entity established in the PRC on November 11, 2015, principally providing corporation support services especially for robot related ventures.

●	Xiamen Yipinchuangke Incubator Operation Co., Ltd., an onshore operating entity established in the PRC on February 28, 2017, principally provide workspace, communication and resource-sharing platform at very favorable price to innovative entrepreneurs.

●	Qi Zhi (Beijing) Certification Co., Ltd, an onshore operating entity established in the PRC on January 29, 2019, principally providing qualifications certification advisory services, such as ISO qualification advisory.

●	Xiamen EPWK Kutai Incubator Management Co., Ltd., an onshore operating entity established in the PRC on January 5, 2021, principally providing corporate setup and related services.

●	EP Huicheng (Guangzhou) Network Technology Co., Ltd., or EPHC, as an onshore operating entity was established in the PRC on June 1, 2022 in order to expand our software and information technology services.

●	Qi Zhi (Xiamen) Certification Co., Ltd., an onshore operating entity established in the PRC on March 30, 2022, principally providing marketing and other supporting services related to the certification service.

The VIE Agreements

EPWK Cayman, EPWK HK and WFOE, are considered as foreign invested enterprises. To comply with these regulations, the Company conducts its business operation in PRC through its VIEs.

WFOE, EPWK VIE and the EPWK VIE Shareholders entered into a series of contractual arrangements, 1) Call Option Agreement, 2) Exclusive Business Cooperation Agreement, and 3) Equity Pledge Agreement, 4) Powers of Attorney (POAs), and 5) irrevocable Commitment Letter, known as VIE Agreements, on August 11, 2022. Under the VIE Agreements, EPWK WFOE is entitled to collect a service fee that is equal to 100% of the net income of the EPWK VIE, and EPWK WFOE has the power to direct the activities of the EPWK VIE that can significantly impact the EPWK VIE’s economic performance and is obligated to absorb losses of the EPWK VIE, which makes us, through our direct ownership of 100% of the equity in EPWK WFOE, the primary beneficiary to receive the economic benefits of the EPWK VIE’s business operation for accounting purposes. Because our economic interest in the EPWK VIE is more than insignificant exposure to potential losses of or benefits from it, and we have power over the most significant economic activities of the EPWK VIE, we have consolidated the financial results of the EPWK VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”). However, the economic interest in and the power over the EPWK VIE are based on contractual agreements and are not equivalent to equity ownership in the business of the EPWK VIE, and the structure involves unique risks to investors.

Call Option Agreement

Pursuant to the Call Option Agreement among WFOE, EPWK VIE and its shareholders, the shareholders irrevocably granted WFOE or any third party designated by WFOE an option to purchase all or part of their equity interests in EPWK VIE at any time, either at its own discretion or through its designated person, at the lowest price permitted under applicable PRC laws. Without WFOE’s prior written consent, the shareholders and EPWK VIE agreed not to, among other things: amend the articles of association of EPWK VIE; increase or decrease the registered capital of EPWK VIE; change EPWK VIE’s business activities; alter EPWK VIE’s capital structure; sell, assign, mortgage or dispose of any legal or beneficial rights to or in any of EPWK VIE’s assets, business, or revenue; incur, assume or guarantee any debts; enter into any material contract; extend any loan or credit to any party, or provide any guarantee or assume any obligation of any party; merge or consolidate with any third party or acquire or invest in any third party; or distribute dividends. The shareholders and EPWK VIE agreed to manage business and handle financial and commercial affairs prudently and in accordance with relevant laws and codes of practice.

The call option agreements remain in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to EPWK VIE at any time.

Powers of Attorney (POAs)

Pursuant to the Powers of Attorney, the shareholders of EPWK VIE give WFOE an irrevocable proxy to act on their behalf on all matters pertaining to EPWK VIE and to exercise all of their rights as shareholders of EPWK VIE, including the right to attend shareholders meetings, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfilment of the obligations under the call option agreements and the equity pledge agreements.

The shareholders powers of attorney remain in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, shareholders of EPWK VIE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to WFOE at any time.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement, WFOE has the exclusive right to provide EPWK VIE technical support, consulting services and other management services in return for certain service fees. For services rendered to EPWK VIE by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be calculated based upon EPWK VIE’s actual operation. The service fee should approximately equal to EPWK VIE’s net profit from amalgamation offsetting previous year’s loss (if any), operating expense, all expenses, tax and other mandatory expenditure. Without WFOE’s prior written consent, EPWK VIE may not accept any services subject to this agreement from any third party. WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement.

The exclusive business cooperation agreement remains in effect for 10 years until August 10, 2032, and shall be automatically renewed for one year at the expiration date of the validity term. However, WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to EPWK VIE at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the shareholders of EPWK VIE have agreed to pledge 100% equity interest in EPWK VIE to WFOE to guarantee the performance obligations of EPWK VIE under the Exclusive Business Cooperation Agreement the Call Option Agreement. If EPWK VIE or its shareholders breach their contractual obligations under these agreements, WFOE, as pledgee, will have the right to exercise the Pledge. The shareholders also agreed that, without prior written consent of WFOE, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. The equity pledge agreement will take effect from the date of signing, that is, on August 11, 2022, and three days after the agreement is signed, the share pledge will be recorded under the EPWK VIE shareholder register.

The equity pledge agreements remain in effect for 10 years until August 10, 2032 and shall be automatically renewed for one year at the expiration date of the validity term. However, WFOE shall have the right to terminate these agreements upon giving 30 days’ prior written notice to EPWK VIE at any time.

Irrevocable Commitment Letter

Pursuant to the irrevocable commitment letter, the individual shareholders of EPWK VIE commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in EPWK VIE and have no right to impose any impact on the daily managing duties of EPWK VIE, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of EPWK VIE will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letter is irrevocable and shall not be withdrawn without the consent of WFOE. The spouses of EPWK VIE individual shareholders also undertake that they have no right to claim any rights or interest in relation to the shares that they hold in EPWK VIE and have no right to impose any impact on the daily managing duties of EPWK VIE.

The Company has concluded that the Company is the primary beneficiary of EPWK VIE and its subsidiaries and should consolidate financial statements. The Company is the primary beneficiary based on the VIE Agreements that each equity holder of EPWK pledged their rights as a shareholder of EPWK VIE to WFOE. These rights include, but are not limited to, voting on all matters of EPWK VIE requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in EPWK VIE, oversee and review EPWK VIE’s operation and financial information. As such, the Company, through WFOE, is deemed to hold all of the voting equity interest in EPWK VIE and its subsidiaries.

For the periods presented, the Company has not provided any financial or other support to either EPWK VIE or its subsidiaries. However, pursuant to the Exclusive Business Cooperation Agreement, the Company may provide complete technical support, consulting services and other services during the term of the VIE agreements. Though not explicit in the VIE agreements, the Company may provide financial support to EPWK VIE to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan of financial support to the VIE were considered in determining that the Company is the primary beneficiary of the VIE. Accordingly, the financial statements of the VIE are consolidated in the Company’s consolidated financial statements.

Based on the foregoing VIE Agreements, WFOE has effective control of EPWK VIE and its subsidiaries, which enables WFOE to receive all of their expected residual returns of the VIE and its subsidiaries. Therefore, EPWK Cayman is considered as the ultimate primary beneficiary of EPWK VIE and its subsidiaries and has consolidated EPWK VIE’s and its subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements in accordance with Accounting Standards Codification, or ASC, 810-10, Consolidation.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:

●	revoke business and operating licenses of EPWK Cayman’s PRC subsidiary and VIE;

●	levy fines on EPWK Cayman’s PRC subsidiary and VIE;

●	confiscate any income of EPWK Cayman’s PRC subsidiary and VIE that they deem to be obtained through illegal operations;

●	shut down services of EPWK Cayman’s PRC subsidiary and VIE;

●	discontinue or restrict EPWK Cayman’s PRC subsidiary and VIE’s operations in China;

●	impose conditions or requirements with which EPWK Cayman’s PRC subsidiary and VIE may not be able to comply;

●	require EPWK Cayman or EPWK Cayman’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations;

●	restrict or prohibit EPWK Cayman’s use of the proceeds of the additional public offering to finance EPWK Cayman’s business and operations in China; and

●	take other regulatory or enforcement actions that could be harmful to EPWK Cayman’s or EPWK Cayman’s PRC subsidiary and VIE’s business.

EPWK Cayman’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, EPWK Cayman may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. EPWK Cayman, however, does not believe such actions would result in the liquidation or dissolution of EPWK Cayman, its PRC subsidiaries and VIE.

The interests of the shareholders of VIE may diverge from that of EPWK Cayman and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. EPWK Cayman cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of EPWK Cayman or that conflicts of interests will be resolved in EPWK Cayman’s favor. EPWK Cayman believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide EPWK Cayman with a mechanism to remove the current shareholders of VIE should they act to the detriment of EPWK Cayman. EPWK Cayman relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of EPWK Cayman. If EPWK Cayman cannot resolve any conflicts of interest or disputes between EPWK Cayman and the shareholders of VIE, EPWK Cayman would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

As of June 30, 2024 and 2025, amounts due from the Company and its subsidiaries represent the receivables that VIEs had with the Company and its consolidation subsidiaries, which would be eliminated upon consolidation. The following financial information of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements:

	As of June 30,
	2025	2024
Total assets	$4,110,737	4,511,386
Total liabilities	$12,183,945	11,709,424

	For the years ended June 30,
	2025	2024	2023
Total net revenue	$27,841,607	$20,215,245	$19,800,874
Net loss	$(765,653)	$(1,200,039)	$(1,080,016)

Net cash used in operating activities	$(372,969)	$(1,623,106)	$(1,496,547)
Net cash (used in) provided by investing activities	$(4,040)	$(1,280)	$35,264
Net cash provided by financing activities	$534,404	$1,242,456	$1,447,767

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of operations and comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Going concern and management’s plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of June 30, 2025, the Company had an accumulated deficit of $29.3 million, a negative working capital of $0.9 million. During the year ended June 30, 2025, the Company suffered net loss of $10.4 million. Losses have principally occurred as a result of the substantial expenses for professional fees as part of the Company’s capital market strategy which have been accounted for as general and administrative expenses. Additionally, the Company has invested into itself on two fronts: 1.) marketing expense to enhance company image either in domestic and overseas market, and 2.) strategy and brand consulting expenses to shape the company’s growth path; Both expenditure have been paid and will not occur in the near future. The continuation of the Company as a going concern is dependent upon the realization of the investments made in the business to generate positive operating cash flows, or the procurement of additional external financing. Management’s plan is to continue to improve operations by leveraging more types of services through its online platform and active users registered thereon in order to generate sustainable profits and positive cash flows. Management believes that the Company will reduce the operating loss and negative operating cash flow in the upcoming year. The Company also obtained loans from banks to support its normal operations. In addition, the Company plans to raise capital through NASDAQ, either by public offering or private placement. In October 2025, the Company filed F-1 and raised capital of $8 million before deducting offering costs. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, mainly include, but are not limited to, allowance for expected credit losses, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

(d) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash, accounts receivables, related parties receivables and other current assets, loans, accounts payables, related parties payables, accrued expenses and other current liabilities, management has determined that the carrying value approximates their fair values.

(e) Cash

Cash consists of cash on hand, cash in bank and other monetary fund, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains cash with various financial institutions primarily in mainland China. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs, but covered by Chinese depository insurance program where RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. The Company has not experienced any losses in bank accounts.

(f) Escrow funds and Escrow liability

The Company hold funds on behalf of buyers and sellers (“users”) between whom transactions occur. Escrow funds consist of buyers’ prepayments to sellers that are held by the company on behalf of the users until the order is completed and would be earned by the seller. Escrow liability represent the corresponding liability to the users.

(g) Accounts Receivable and allowance for credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to deposits include in other non-current assets. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

(h) Advance to suppliers

Advance to suppliers are mainly funds deposited for future services or goods purchases. The Company’s certain vendors require deposits as a guarantee that the Company will complete its purchases on a timely basis as well as securing the current agreed upon purchase price. Advance to suppliers is short-term in nature. Advance to suppliers is reviewed periodically to determine whether its carrying value has become impaired. As of June 30, 2025 and 2024, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

(i) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets after deduction of the residual value at 5% of the cost. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3 - 5 years
Office equipment	3 - 5 years
Motor vehicle	5 years
Testing equipment	3 – 5 years
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(j) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Category	Estimated useful lives
Software	10 years
Trademark	10 years

(k) Impairment of long-lived assets (other than goodwill)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of June 30, 2025 and 2024.

(l) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(m) Revenue recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Net revenue consists of revenue from Premium business solutions revenue, Online promotion revenue, Digital marketing revenue, Value-Added Services revenue and Shared office rental and management revenue:

Premium Business Solutions revenue:

The Company offers premium business solutions to corporate clients, including the design and development of tailor-made systems or software such as BI platforms, ERP systems, and cybersecurity software. Each custom service is considered a distinct performance obligation, fulfilled upon customer acceptance. Revenue from these premium business solutions is recognized at the point when services are verified and approved by the clients. Typically, service fees are paid within one month after fulfilling the performance obligation, and once determined, they are not subject to clawback.

The Company records revenue on a gross basis as the Company is acting as a principal in its premium business solutions service and is responsible for fulfilling the promise to provide the specified services. In contracts involving third-party vendors, the Company is regarded as the service provider as it has control of the specified services at any time before it is transferred to customers which is evidenced by i) the Company selects the vendors and establishes the pricing; ii) the Company assumes primary responsibility for the customized services rendered; and iii) the Company carries both commercial and market risk.

Online Promotion revenue:

The Company’s revenue is derived from rendering services to varied service providers to generate greater exposure, brand recognition, and connection to users through its online platforms. The Company recognizes the revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified services. Payments are made by customers in advance and recorded as contract liabilities for subscription of services that covered a specified period of time; accordingly, these advances for subscription services are amortized over the subscription period on a straight-line basis and recognized to revenue as online promotion revenue.

Value-Added Services revenue:

The Company provides varied Value-Added Services to customers, mainly including bookkeeping services, tax filing services, IP application and registration services, qualification certification services. For each type of Value-Added Services, the Company identifies a single performance obligation that must be satisfied in order for the Company discharge its responsibilities as set forth in the agreement of service. The Company recognizes revenue when the evidence of the service has been rendered. Value-Added Services revenue is recognized on a gross basis, as the Company is the primary obligator in its contracts to provide the specified services, and has the discretion in establishing the pricing of services charged to the customers.

Shared office rental and management revenue:

The Company provides shared office space to startup companies or small companies, and it also provides property management services to these companies using shared office. The Company recognizes the revenues on a gross basis as the Company is acting as a principal   in these transactions and is fully bearing the rental cost regardless the space is leasing out or not. The Company recognizes revenue from the rental arrangement that is classified as an operating lease on a straight-line basis over the term of the lease even if the receipts from rental payments collected do not follow the same pattern. Customers reimburse the Company for the common charges (as opposed to paying directly a third party), customers’ payments for their prorated share of those items are considered lessor costs in accordance with paragraph 842-10-15-40A and are recognized on a gross basis in profit or loss.

Digital marketing revenue:

The Company offers to corporate clients digital marketing services, including designing the advertising content or idea and posting the advertisement on varied online platforms. The packaged service is considered a distinct performance obligation, fulfilled upon advertisement was posted in varied online platforms. Revenue from digital marketing is recognized in time when the advertisement was posted in varied online platforms. Typically, service fees are paid before the advertisement is posted.

The Company records revenue on a gross basis as the Company is acting as a principal in digital marketing service and is responsible for fulfilling the promise to provide the specified services. In contracts involving third-party vendors, the Company is regarded as the service provider as it has control of the specified services at any time before it is transferred to customers which is evidenced by i) the Company selects the vendors and establishes the pricing; ii) the Company assumes primary responsibility for the customized services rendered; and iii) the Company carries both commercial and market risk.

The following table identifies the disaggregation of the Company’s revenue for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025	%	2024	%	2023	%
Online Promotion revenue	$3,099,321	11.1%	$3,587,564	17.8%	$4,512,432	22.8%
Premium business solutions revenue	12,519,123	45.0%	13,916,977	68.8%	11,884,095	60.0%
Value-Added Services revenue	475,496	1.7%	1,498,683	7.4%	2,150,566	10.9%
Shared office rental and management revenue	910,317	3.3%	1,212,500	6.0%	1,253,781	6.3%
Digital marketing revenue	10,837,350	38.9%	-	-	-	-
Total	$27,841,607	100.0%	$20,215,724	100.0%	$19,800,874	100%

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized when the Company has satisfied the Company’s performance obligation and has the unconditional right to payment.

Contract liabilities consist of payments received related to unsatisfied performance obligations at the end of the period. Contract liabilities as of June 30, 2025 and 2024 were $2,384,192 and $2,225,461, respectively.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets. The Company records revenue net of value added tax and related surcharges.

(n) Subsidy income

Subsidy income are generally government grants which are intended to encourage innovation by compensating the Company for expenses already incurred or by giving immediate financial support with no future expenditures required by the Company. The Company recognize the grants in other income as soon as it becomes a valid receivable.

For the government grants received for the specific future projects scheduled, the Company records the funds as liability. The recognition of a government grant in other income takes place when the Company expects to recognize the expenses incurred for the projects that the grant is designed to offset,

For the years ended June 30, 2025, 2024 and 2023, the Company recognized subsidy income of $478,579, $695,948 and $979,176, respectively.

(o) Cost of revenue

Cost of revenue mainly consists of cost for obtaining new customers, direct labor cost, costs related to operating and maintaining online platforms, cost of premium business solutions service about software development, cost of digital marketing service about advertisement posting and planning, and other cost directly linked to the revenue, such as government surcharges for registration, rental cost and utility costs for shared offices.

Specifically, the costs related to operating and maintaining our platforms are (a) fees charged by online payment processors such as Alipay, WeChat, UnionPay that provide integrated online payment method to the users; (b) service fee charged by the solution provider that enables the platform users to receive and send verification code via SMS or email for security purpose; (c) expenditures on network technology such as cost of servers, gateway, call centers, etc.; and (d) related labor fee incurred by the Company’s programmers, developers and IT engineers. All these costs are expenses associated with the operation and maintenance of the Company’s mobile platform and website based on which the promotion services are rendered, thereby being included in the cost of revenues.

(p) Sales and marketing expenses

Sales and marketing expenses mainly consists of labor expenses for sales personnel, marketing expenses and other miscellaneous Sales and marketing expenses. The Company expenses all advertising costs as incurred. Advertising costs amounted to $5,887,115, $1,166,008 and $1,166,233 for the years ended June 30, 2025, 2024 and 2023, respectively.

(q) General and administrative expenses

General and administrative expenses mainly consist of professional service fees, labor expenses, and other miscellaneous administrative expenses.

(r) Research and development expenses

Research and development expenses consist primarily of salaries and benefits of employees and related expenses for IT professionals involved in developing technology platforms, server and other equipment depreciation, bandwidth and data center costs, and rental fees. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(s) Operating leases

As a lessee:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability-current portion, and operating lease liability-non current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

As a lessor:

Site rental revenues from the Company’s lessor arrangements are recognized on a straight-line, ratable basis over the fixed, non-cancelable term of the relevant tenant contract, regardless of whether the payments from the tenant are received in equal monthly amounts during the life of a tenant contract. Certain of the Company’s tenant contracts contain fixed escalation clauses (such as fixed-dollar or fixed-percentage increases) or inflation-based escalation clauses (such as those tied to the change in CPI). If the payment terms call for fixed escalations, upfront payments, or rent-free periods, the rental revenue is recognized on a straight-line basis over the fixed, non-cancelable term of the agreement. When calculating straight-line site rental revenues, the Company considers all fixed elements of tenant contractual escalation provisions.

(t) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended June 30, 2025, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(u) Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenues. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(v) Foreign currency transactions and translations

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars (“US$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of June 30,
	2025	2024
Balance sheet items, except for equity accounts	7.1636	7.2672

	For the Years Ended June 30,
	2025	2024	2023
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.2143	7.2248	6.9526

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(w) Earnings(loss) per share

Basic earnings(loss) per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

According to the amended articles, the Company have designated two classes of ordinary shares that have identical rights and privileges, except for voting rights. Each Class A Ordinary Share is entitled to one vote and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B ordinary share is entitled to fifteen votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

The two classes are combined and presented as one class for EPS purposes since the only difference is related to voting rights, but the classes otherwise share equally in dividends and residual net assets on a per share basis. In this situation, the earnings per share amounts presented reflect both classes of ordinary share.

(x) Segment reporting

The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. In accordance with ASC Topic 280, Segment Reporting, the Company’s Chief Executive Officer was identified as the CODM. The Company has determined that it operates in five operating and reportable segments during the periods presented as set out in Note 14: (1) online promotion (2) premium business solutions (3) value-added services (4) shared office rental and management (5) digital marketing. The CEO normally reviews the segment information every month or when additional capital or human resources needs to be allocated.

(y) Recent accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires entities to apply Topic 606: Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities in a business combination. This guidance improves comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. ASU 2021-08 is effective for the Company for interim and annual reporting periods beginning January 1, 2024. The adoption of this accounting standard did not have a material impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. ASU 2023-01 is effective for the Company for annual and interim reporting periods beginning after December 15, 2023. The Company concluded that adoption of this accounting standard did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 202307 is applied retroactively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance from the fiscal year beginning July 1, 2024.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated statements of income and comprehensive income.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In August 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-06, Intangibles - Goodwill and Other (Topic 350) — Internal-Use Software (Subtopic 350-40): Targeted Improvements. This update provides clarifications and targeted improvements to the accounting for internal-use software, including enhanced guidance on the identification of software development activities, capitalization of implementation costs, and accounting for subsequent upgrades and maintenance. ASU 2025-06 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect a material effect on its consolidated financial statements upon adoption.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of June 30,
	2025	2024
Accounts receivable	$346,152	$172,027
Less: allowance for expected credit losses	(17,308)	(9,117)
Accounts receivable, net	$328,844	$162,910

The movement of allowance for expected credit losses consists of the following:

	As of June 30,
	2025	2024	2023
Balance at beginning of the year	$9,117	$49,013	$-
Allowance for (Reversal of)	8,002	(40,051)	51,149
Foreign exchange	189	155	(2,136)
Balance at end of the year	$17,308	$9,117	$49,013

4. ADVANCE TO SUPPLIERS

Advance to suppliers consists of the following:

	As of June 30,
	2025	2024
Cost of premium business solutions revenue	$-	$70,504
Prepaid service fee *	7,403,734	175,219
Advance to suppliers	$7,403,734	$245,723

*	Included in the prepaid service fee, $7,361,018 represent two contracts signed with two suppliers to provide online marketing service to the Company, through Google, Facebook and TikTok platforms.

For the years ended June 30, 2025 and 2024, the Company had no allowance for advance to suppliers as the Company considers all of the advances to be fully realizable.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net, consists of the following:

	As of June 30,
	2025	2024
Deposits	$40,499	$413
Prepaid social funds	25,323	25,502
Prepaid expenses (1)	612,500	-
Others (2)	43,136	14,252
Total	$721,458	$40,167
Less: allowance for expected credit losses	-	-
Total prepayments and other current assets, net	$721,458	$40,167

(1)	The prepaid expenses represent the expenses prepaid and subject to amortized over the service period.
(2)	Others includes the advances to employees for business purpose and other prepayments.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of June 30,
	2025	2024
Electronic equipment	$742,519	$849,444
Office equipment	10,799	10,645
Motor vehicle	33,115	32,643
Testing equipment	225,714	270,569
Leasehold improvement	2,147,576	2,116,960
Subtotal	3,159,723	3,280,261
Less: accumulated depreciation	(2,617,338)	(2,609,223)
Property and equipment, net	$542,385	$671,038

Depreciation expense was $139,470, $189,251 and $261,865 for the years ended June 30, 2025, 2024 and 2023, respectively.

7. INTANGIBLE ASSETS NET

Intangible assets, net, consists of the following:

	As of June 30,
	2025	2024
Software	$617,560	$608,756
Less: accumulated amortization	(532,258)	(472,763)
Intangible asset, net	$85,302	$135,993

For the years ended June 30, 2025, 2024 and 2023, amortization expense amounted to $52,287, $53,452 and $55,546, respectively. The annual estimated amortization expenses for the intangible assets for each of the next five calendar years are as follows:

year ended June 30, 2026	$47,771
year ended June 30, 2027	17,898
year ended June 30, 2028	14,718
Thereafter	4,915
Total	$85,302

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of June 30,
	2025	2024
Security deposits *	$100,998	$107,466

*	Security deposits mainly includes the rental deposits prepaid to lessors but refundable at the end of the lease term if no material damage to the leased space and no outstanding unpaid lease payment.

9. BANK LOAN

Bank loans represent the amounts due to various banks. As of June 30, 2025 and 2024, bank loans consisted of the following:

	Annual Interest		As of June 30,
	Rate	Maturities	2025	2024
Short-term loans:
Industrial Bank, Xiamen (1)	4.00%	September 18, 2024	-	412,814
Industrial Bank, Xiamen (2)	3.85%	September 18, 2025	418,784	-
Industrial Bank, Xiamen (3)	4.00%	January 30, 2025	-	412,814
Industrial Bank, Xiamen (4)	3.50%	January 22, 2026	418,784	-
Bank of Communications, Xiamen (5)	3.65%	December 18, 2024	-	195,591
Bank of Communications, Xiamen (6)	3.65%	December 18, 2024	-	217,223
ICBC, Xiamen (7)	3.65%	August 1, 2024	-	412,814
ICBC, Xiamen (8)	3.35%	August 5, 2025	418,784	-
Rural Commercial Bank, Xiamen (9)	6.90%	March 7, 2025	-	412,814
Rural Commercial Bank, Xiamen (10)	5.65%	March 7, 2026	417,388	-
Huaxia Bank, Xiamen (11)	3.45%	March 21, 2025	-	688,023
Huaxia Bank, Xiamen (12)	3.10%	March 25, 2026	697,972
Bank of China, Xiamen (13)	3.50%	December 11, 2024	-	41,281
Bank of China, Xiamen (14)	3.50%	December 11, 2024	-	41,281
Bank of China, Xiamen (15)	2.90%	August 28, 2025	418,784	-
Xiamen International Bank (16)	4.50%	June 14, 2025	-	550,418
Xiamen International Bank (17)	4.00%	June 5, 2026	552,795	-
Total			$3,343,291	$3,385,073

The average annual interest rate of the short-term bank loans was 4.02% and 4.39% for the years ended June 30, 2025 and 2024, respectively. The Company was in compliance with their financial covenants as of June 30, 2025 and 2024. For the years ended June 30, 2025, 2024 and 2023, interest expense related to bank loans amounted to $139,081, $145,623 and $109,771, respectively.

1)	Loans from Industrial Bank, Xiamen was unsecured. The Effective date was September 19, 2023. Mr. Guohua Huang, the chief executive officer is Co-borrower.

2)	Loans from Industrial Bank, Xiamen was unsecured. The Effective date was September 19, 2024.

3)	Loans from Industrial Bank, Xiamen was unsecured. The Effective date was January 31, 2024. Mr. Guohua Huang, the chief executive officer is Co-borrower.

4)	Loans from Industrial Bank, Xiamen was unsecured. The Effective date was January 23, 2025.

5)	Loans from Bank of Communications, Xiamen was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was December 27, 2023.

6)	Loans from Bank of Communications, Xiamen was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was December 25, 2023.

7)	Loans from ICBC, Xiamen was unsecured. The Effective date was February 3, 2024.

8)	Loans from ICBC, Xiamen was unsecured. The Effective date was August 5, 2024.

9)	Loans from Rural Commercial Bank, Xiamen, was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was March 8, 2024.

10)	Loans from Rural Commercial Bank, Xiamen, was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was March 7, 2025.

11)	Loans from Huaxia Bank, Xiamen was unsecured. The Effective date was March 25, 2024.

12)	Loans from Huaxia Bank, Xiamen was unsecured. The Effective date was March 26, 2025.

13)	Loans from Bank of China, Xiamen was unsecured. The Effective date was December 11, 2023. Mr. Guohua Huang, the chief executive officer is Co-borrower.

14)	Loans from Bank of China, Xiamen was unsecured. The Effective date was December 11, 2023. Mr. Guohua Huang, the chief executive officer is Co-borrower.

15)	Loans from Bank of China, Xiamen was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was February 28, 2025.

16)	Loans from Xiamen International Bank was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was June 14, 2024.

17)	Loans from Xiamen International Bank was personally guaranteed by Mr. Guohua Huang, the chief executive officer of the Company. The Effective date was June 12, 2025.

10. CONTRACT LIABILITIES

For service contracts where the performance obligation is not completed, contract liabilities were recorded for any payments received in advance of the performance obligation. The payments received in advance will not be refunded and will be amortized in future when met performance obligations. The VIP subscription of Online Promotion revenue stream usually last within a year.

Contract liabilities is comprised of the following:

	As of June 30,
	2025	2024
Unearned online promotion revenue - current	2,033,096	1,746,927
Premium business solutions revenue related	-	69,022
Value-Added Services revenue related	92,299	215,551
Shared office rental and management revenue related	123,588	66,522
Subtotal	2,248,983	2,098,022
Unearned online promotion revenue – non-current	135,209	127,439
Total	2,384,192	2,225,461

For the years ended June 30, 2025, 2024 and 2023, revenue amounting to $2,110,288, $2,680,502   and $3,154,053 were included in the contract liabilities balance at the beginning of the respective year.

Movement of contract liabilities is as below:

Amount
June 30, 2022	$3,580,418
Addition	2,520,300
Recognized as revenue within the fiscal year ended June 30, 2023	(3,154,053)
June 30, 2023	2,946,665
Addition	1,959,298
Recognized as revenue within the fiscal year ended June 30, 2024	(2,680,502)
June 30, 2024	2,225,461
Addition	2,269,019
Recognized as revenue within the fiscal year ended June 30, 2025	(2,110,288)
June 30, 2025	$2,384,192

11. ESCROW LIABILITY AND ESCROW FUNDS

Escrow liability and escrow funds are as below:

	As of June 30,
	2025	2024
Escrow liability	$537,744	$446,775
Escrow funds	(537,744)	(446,775)
Escrow funds used by the Company	$-	$-

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consists of the following:

	As of June 30,
	2025	2024
Advance from third party	$-	$3,922
Deposits	95,627	120,648
Social funds payable	1,536	2,656
Rental payable	-	22,700
Accrued expenses	8,500	63,149
Subsidy received to be used	-	42,477
Accrued payroll	855,639	435,642
Tax payable	118,343	47,710
Others	8,846	43,038
Accrued expenses and other liabilities	$1,088,491	$781,942

13. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of June 30,
	2025	2024
Security deposits	$35,004	$43,723

14. SEGMENT REPORTING

The following provides the results of operations for the years ended June 30, 2025, 2024 and 2023, and the financial position of the Company’s operating segments as of June 30, 2025 and 2024.

Results of Operations

For the year ended June 30, 2025

	Online Promotion	Premium business solutions revenue	Shared office rental	Value- added service	Digital marketing	Total

Revenue	$3,099,321	$12,519,123	$910,317	$475,496	$10,837,350	$27,841,607
Cost of Revenue	$(2,334,956)	$(10,746,437)	$(843,082)	$(337,745)	$(10,190,371)	$(24,452,591)
Operating expenses	$(1,576,751)	$(6,368,990)	$(463,115)	$(241,904)	$(5,513,403)	$(14,164,163)
Other income, net	$22,675	$91,303	$143,886	$8,998	$79,286	$346,148
Loss before income tax	$(789,711)	$(4,505,001)	$(251,994)	$(95,155)	$(4,787,138)	$(10,428,999)
Income tax expense	$155	$619	$9,695	$250	$541	$11,260
Net Loss	$(789,866)	$(4,505,620)	$(261,689)	$(95,405)	$(4,787,679)	$(10,440,259)

Results of Operations

For the year ended June 30, 2024

	Online Promotion	Premium business solutions revenue	Shared office rental	Value- added service	Total

Revenue	$3,587,564	$13,916,977	$1,212,500	$1,498,683	$20,215,724
Cost of Revenue	$(1,769,744)	$(12,691,063)	$(994,480)	$(981,849)	$(16,437,136)
Operating expenses	$(3,037,311)	$(1,369,902)	$(366,587)	$(710,815)	$(5,484,615)
Other income (expenses)	$280,117	$262	$255,377	$(26,641)	$509,115
(Loss) Income before income tax	$(939,374)	$(143,726)	$106,810	$(220,622)	$(1,196,912)
Income tax expense (benefit)	$5,946	$-	$(34)	$92	$6,004
Net (Loss) Income	$(945,320)	$(143,726)	$106,844	$(220,714)	$(1,202,916)

For the year ended June 30, 2023

	Online Promotion	Premium business solutions revenue	Shared office rental	Value- added service	Total

Revenue	$4,512,432	$11,884,095	$1,253,781	$2,150,566	$19,800,874
Cost of Revenue	$(2,054,523)	$(10,896,349)	$(1,019,167)	$(775,928)	$(14,745,967)
Operating expenses	$(4,413,634)	$(1,346,822)	$(401,942)	$(860,789)	$(7,023,187)
Other income, net	$839,211	$-	$39,105	$4,998	$883,314
(Loss) income before income tax	$(1,116,514)	$(359,076)	$(128,223)	$518,847	$(1,084,966)
Income tax benefit	$(4,795)	$-	$(47)	$(108)	$(4,950)
Net (Loss) income	$(1,111,719)	$(359,076)	$(128,176)	$518,955	$(1,080,016)

Financial position

As of June 30, 2025

	Online Promotion	Premium business solutions revenue	Shared office rental	Value- added service	Digital marketing	Total

Current assets	$1,517,382	$3,979,883	$429,545	$181,457	$3,272,861	$9,381,128
Non-current assets	$95,805	$30,754	$2,550,745	$1,168	$26,623	$2,705,095
Total assets	$1,613,187	$4,010,637	$2,980,290	$182,625	$3,299,484	$12,086,223
Current liabilities	$3,308,178	$2,917,182	$1,383,933	$211,366	$2,479,698	$10,300,357
Non-current liabilities	$135,209	$-	$1,754,513	$-	$-	$1,889,722
Total liabilities	$3,443,387	$2,917,182	$3,138,446	$211,366	$2,479,698	$12,190,079
Net liabilities	$(1,830,200)	$1,093,455	$(158,156)	$(28,741)	$819,786	$(103,856)

Financial position

As of June 30, 2024

	Online Promotion	Premium business solutions revenue	Shared office rental	Value- added service	Total
Current assets	$556,475	$367,863	$33,490	$166,957	$1,124,785
Non-current assets	$114,104	$57,460	$3,167,324	$48,774	$3,387,662
Total assets	$670,579	$425,323	$3,200,814	$215,731	$4,512,447
Current liabilities	$6,813,865	$796,511	$1,181,426	$450,685	$9,242,487
Non-current liabilities	$127,439	$-	$2,343,420	$-	$2,470,859
Total liabilities	$6,941,304	$796,511	$3,524,846	$450,685	$11,713,346
Net liabilities	$(6,270,725)	$(371,188)	$(324,032)	$(234,954)	$(7,200,899)

15. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to with holdings tax in the Cayman Islands.

British Virgin Islands

EPWK BVI was incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. EPWK HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Company’s WFOE, VIE and subsidiaries of VIE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, and for High-tech enterprises the tax is 15%.

The income tax provision consists of the following components:

	For the years ended June 30,
	2025	2024	2023
Current income tax expenses
PRC	$9,865	$13	$2,722
Hong Kong	-	-	-
Cayman and BVI	-	-	-
Total current income tax expense	9,865	13	2,722

Deferred income tax expenses (benefit)
PRC	1,395	5,991	(7,672)
Hong Kong	-	-	-
Cayman and BVI	-	-	-
Total deferred income tax expense (benefit)	1,395	5,991	(7,672)

Total income tax expense (benefit)	$11,260	$6,004	$(4,950)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended June 30, 2025 2024 and 2023 applicable to the PRC operations to income tax expense were as follows:

	For the years ended June 30,
	2025	2024	2023
Statutory income tax rate	25.00%	25.00%	25.00%
Impact of different tax rates in other jurisdictions	(23.19)%	-	-
Tax effect of preferential tax treatments	(1.67)%	(7.74)%	(14.28)%
R&D credit	0.61%	12.52%	19.11%
Change in valuation allowance	(0.74)%	(28.27)%	(26.98)%
Permanent difference	(0.03)%	(2.00)%	(2.39)%
Tax adjustments *	(0.09)%	-	-
Effective income tax rate	(0.11)%	(0.49)%	0.46%

*	Tax adjustments represent an adjustment to prior years’ income tax filing due to improper official invoice used to deduct taxable income.

The tax effects of temporary differences that give rise to the deferred tax balances as of June 30, 2025 and 2024 are as follows:

	As of June 30,
	2025	2024
Deferred tax assets:
Credit loss	$2,422	$1,384
Net operating losses carried forward	2,442,931	2,080,534
Subtotal	2,445,353	2,081,918
Less: valuation allowance	(2,445,353)	(2,080,534)
Total	$-	$1,384

The Company has provided full allowance on deferred tax assets of all Chinese subsidiaries because management considers there will not be sufficient taxable income for these subsidiaries to utilize its deferred tax assets in the foreseeable future.

Valuation allowance movement is as follows:

	For the years ended June 30,
	2025	2024	2023
Beginning balance	2,080,534	2,922,233	2,715,479
Additions	364,819	-	206,754
Reversals	-	(841,699)	-
Ending balance	2,445,353	2,080,534	2,922,233

As of June 30, 2025 and 2024, the Company had tax deductible net operating loss carryforwards of approximately $19,725,595 and $21,846,331, respectively, which arose from the Company’s subsidiaries, VIE and the VIE’s subsidiaries established in the PRC and Hong Kong.

16. EQUITY

Ordinary shares

In accordance the Company’s memorandum of association and amendments thereto, the Company re-designates Class A and Class B Ordinary Shares, totally 250,000,000 shares authorized, with par value of US$0.004 per share. Both class A and class B shares rank pari passu in the event of liquidation and entitlement to declared dividends. The two classes of shares differ in their voting rights. Each class A ordinary share is entitled to one vote per share, while the class B ordinary shares are entitled to fifteen votes for each share.

As of June 30, 2025, the ordinary shares of the Company consist of 506,600 Class A shares and 88,899 Class B shares.

On February 7, 2025, the Company closed its initial public offering (“IPO”) of 68,750 Class A ordinary shares, par value $0.004 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.10 per share.

On February 19, 2025, Cathay Securities, Inc. (“Cathay”), as the representative of the underwriters of the initial public offering of the Company, exercised its over-allotment option in full to purchase an additional 10,313 Class A ordinary shares of the Company at the public offering price of $4.10 per share. The corresponding shares were subsequently issued on February 21, 2025.

On March 31, 2025, the Company issued 37,500 Class A ordinary shares at $4.90 per share to three consultants in lieu of their service compensation.

On September 15, 2025, the Company held an extraordinary general meeting of shareholders (the “EGM”) and resolved that the Company’s authorised share capital, be increased from US$50,000 divided into: (i) 448,814,684 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 51,185,316 Class B Ordinary Shares of par value of US$0.0001 each, to US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each with immediate effect (the “Authorised Share Capital Increase”). It is also resolved the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), included in which, each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Share held by such holder on the Record Date. It is further resolved that the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”).

On November 13, 2025, the Company announced that the Company's board of directors approved on October 20, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on a 40 for 1 ratio with the marketplace effective date of November 17, 2025. At the time the share consolidation is effective, the Company's authorised share capital will be changed from US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each, to US$1,000,000 divided into 225,000,000 Class A Ordinary Shares with a par value of US$0.004 each and 25,000,000 Class B Ordinary Shares with a par value of US$0.004 each. The Company's total issued and outstanding Class A ordinary shares will be changed from 144,506,412 Class A Ordinary Shares with a par value of US$0.0001 per share to approximately 3,612,660 Class A Ordinary Shares with a par value of US$0.004 per share. The Company's total issued and outstanding Class B ordinary shares will be changed from 3,555,948 Class B Ordinary Shares with a par value of US$0.0001 per share to approximately 88,899 Class B Ordinary Shares with a par value of US$0.004 per share.

17. RIGHT-OF-USE ASSETS

The Company entered into operating lease agreements for office spaces including lease agreements with various expiration dates through 2024 to 2029. The Company determines the contract contains a lease at inception. The lease areas are physically distinct and explicitly specified in the contract. The lessors don’t have substantive substitution right to substitute the areas throughout the lease term. The Company has the right to direct the use of the areas from which to obtain substantially all of the economic benefits. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset. All of the Company’s office space leases are classified as operating leases. The lease agreements generally do not contain options to extend or terminate the lease. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company adopted 4.65% as an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

During the years ended June 30, 2025, 2024 and 2023, the lease cost included in the Company’s consolidation statements of operations and comprehensive loss are $651,846, $907,264 and $817,410, respectively.

Supplemental cash flow information related to operating leases were as follows:

	For the years ended June 30,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$588,878	$967,963	$842,929

Supplemental balance sheet information related to operating leases were as follows:

	As of June 30,
	2025	2024
Operating lease right-of-use assets, net	$1,976,410	$2,473,165

Operating lease liabilities, current	$613,447	$584,591
Operating lease liabilities, non-current	1,719,509	2,299,697
Total operating lease liabilities	$2,332,956	$2,884,288

Weighted average remaining lease term of operating leases	3.58 years	4.54 years
Weighted average discount rate of operating leases	4.65%	4.65%

The Company’s maturity analysis of operating lease liabilities as of June 30, 2025 is as follows:

Operating
Leases
By June 30, 2026	$708,954
By June 30, 2027	670,571
By June 30, 2028	690,656
By June 30, 2029	471,991
Total lease payment	2,542,172
Less: imputed interest	(209,216)
Present value of operating lease liabilities	2,332,956
Less: current obligation	(613,447)
Long-term obligation at June 30, 2025	$1,719,509

18. RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Guohua Huang	the Controlled Shareholder of the Company
2	Xiamen Yipin Hengrun IP Partners	Controlled by a key management of the Company

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of June 30,
	2025	2024	2023
Guohua Huang	$2,034,989	$1,386,022	$278,056
Xiamen Yipin Hengrun IP Partners	5,654	-	-
Total	$2,040,643	$1,386,022	$278,056

The purpose of obtaining loans from Controlled Shareholder Mr. Guohua Huang and Xiamen Yipin Hengrun IP Partners are to maintain the daily operation of the Company, these loans are non-interest bearing and non-fixed term.

Related party transactions

During the years ended June 30, 2025, 2024 and 2023, other than the loan from/to the related parties, no other transaction occurred.

19. CONCENTRATION, RISK AND UNCERTAINTIES

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in bank and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers. The Company generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

The following table sets forth a summary of single customer who represent 10% or more of the Company’s total accounts receivable as of June 30, 2025 and 2024:

	As of June 30,
	2025	2024
Percentage of the Company’s accounts receivable
Customer A	-	86%
Customer B	50%	*
Customer F	20%	*
Customer G	18%	*

*       Less than 10% of total balance of accounts receivable

The following table sets forth a summary of single customer who represent 10% or more of the Company’s total sales:

	For the years ended June 30,
	2025	2024	2023
Percentage of the Company’s sales
Customer A	*	12%	*
Customer C	*	*	16%
Customer D	12%	*	*
Customer E	10%	*	*

 *       Less than 10% of total revenue

The following table sets forth a summary of single Supplier who represent 10% or more of the Company’s accounts payable as of June 30, 2025 and 2024.

	As of June 30,
	2025	2024
Percentage of the Company’s accounts payable
Supplier A	86%	54%
Supplier B	12%	*
Supplier C	*	22%
Supplier D	*	17%

*       Less than 10% of total balance of accounts payable

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended June 30,
	2025	2024	2023
Percentage of the Company’s purchase
Supplier C	*	15%	*
Supplier E	*	10%	*
Supplier F	25%	*	*
Supplier G	10%	*	*

*       Less than 10% of total purchase

Supplier C represents 22% of the Company’s accounts payable as of June 30, 2024 and 15% of the Company’s purchase during the year ended June 30, 2024 is the same supplier.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s advance to suppliers:

	As of June 30,
	2025	2024
Percentage of the Company’s Advanced to Supplier
Supplier H	96%	*
Supplier I	*	43%
Supplier J	*	21%
Supplier K	*	13%
Supplier L	*	12%

*	Less than 10% of total balance of advanced to supplier

20. SUBSEQUENT EVENTS

On July 31, 2025, the Company obtained a bank loans of amount of RMB3 million (approximately $418,784) with maturity date of July 31, 2026 and interest rate of 3%. The loan is pledged by a property of CEO and Chairman of the Company. On August 27, 2025, the Company obtained a bank loans of amount of RMB3 million (approximately $418,784) with maturity date of February 27, 2026 and interest rate of 2.9%. The loan is guaranteed by CEO and Chairman of the Company. On September 17, 2025, the Company obtained a bank loans of amount of RMB3 million (approximately $418,784) with maturity date of September 16, 2026 and interest rate of 3.3%. The loan is guaranteed by CEO and Chairman of the Company and a company controlled by him. All the new bank loans were obtained to repay the old bank loans with the same principal amount.

The Company also borrowed a bridge loan to Yipin Hengrun IP Partners and Yipin Huicheng IP Agency Co., Ltd., with amount of $499,051 and $4,188, respectively. The Company also obtained related parties’ loans from Guohua Huang, Yipin Hengrun IP partners, and Kunchi Huang with amount of $387,794, $81,956, and $139,595, respectively. All the loans are without maturity date and interest free.

In September 2025, the Company signed a contract with a service provider to withdraw the unused service prepayment of $6,495,336 from the supplier.

An extraordinary general meeting of shareholders (the “EGM”) of the Company was held on September 15, 2025. It is resolved that the Company’s authorised share capital, be increased from US$50,000 divided into: (i) 448,814,684 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 51,185,316 Class B Ordinary Shares of par value of US$0.0001 each, to US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each with immediate effect (the “Authorised Share Capital Increase”). It is also resolved the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), included in which, each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Share held by such holder on the Record Date. It is further resolved that the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”).

On October 7, 2025, EPWK Holdings Ltd. (the “Company”) priced a best efforts public offering for the sale of units as described below for aggregate gross proceeds to the Company of $8 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was comprised of 24,242,425 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), and one warrant to purchase one Class A Ordinary Share (each a “Warrant”). The public offering price of the Units was $0.33 per Unit. Each of the Warrants will have an exercise price of $0.3465 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the six-month anniversary of the issuance date. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Ordinary Shares. The maximum number of Class A Ordinary Shares issuable upon cashless exercise is 24,242,425 for the Warrants. Additionally, holders of Warrants may effect a “zero exercise price option,” under which up to 100,000,000 Class A Ordinary Shares may be issuable in aggregate under all Warrants. On October 8, 2025, 24,242,425 Class A ordinary shares became effective at an issue price of US$0.33 per share. On October 9, 2025, 69,882,056 Class A ordinary shares became effective at a consideration of US$0 per share. On October 10, 2025, 30,117,937 Class A ordinary shares became effective at US$0 per share. The public offering was closed on October 8, 2025.

On October 24, 2025, the Company received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, as of October 23, 2025, the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Staff determined that the Company’s securities are subject to delisting from Nasdaq due to the minimum bid price deficiency. On October 28, 2025, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which stayed the suspension of trading and the filing of the Form 25-NSE pending the Panel’s decision.

On November 13, 2025, the Company announced that the Company's board of directors approved on October 20, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on a 40 for 1 ratio with the marketplace effective date of November 17, 2025. At the time the share consolidation is effective, the Company's authorised share capital will be changed from US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each, to US$1,000,000 divided into 225,000,000 Class A Ordinary Shares with a par value of US$0.004 each and 25,000,000 Class B Ordinary Shares with a par value of US$0.004 each. The Company's total issued and outstanding Class A ordinary shares will be changed from 144,506,412 Class A Ordinary Shares with a par value of US$0.0001 per share to approximately 3,612,660 Class A Ordinary Shares with a par value of US$0.004 per share. The Company's total issued and outstanding Class B ordinary shares will be changed from 3,555,948 Class B Ordinary Shares with a par value of US$0.0001 per share to approximately 88,899 Class B Ordinary Shares with a par value of US$0.004 per share.

On November 20, 2025, the Company received an additional letter from the Staff, notifying the Company that it was no longer in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to file its Form 20-F for the fiscal year ended June 30, 2025. As a result, the Staff has determined to delist the Company’s securities from Nasdaq. On December 9, 2025, the Company attended a hearing before the Panel. On December 19, 2025, the Company received a notice from the Panel stating that it has determined to delist Company’s securities from Nasdaq and trading in the Company’s securities will be suspended at the open of trading on December 23, 2025.

The Company signed lease contract with a related company controlled by CEO and Chairman of the Company to lease office space with lease term from October 1, 2025 till December 31, 2028, totally 5,188.77 square meters and monthly rental of $19,557. The first 3 months’ rental are waived off.

The Company has analyzed its operations subsequent to June 30, 2025, to the date these financial statements were issued and has determined that there are no other material reportable subsequent events except disclosed above that would have required adjustment or disclosure in the financial statements.

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial statements of EPWK Holdings Ltd. (“EPWK Cayman”, the “parent company”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to the parent company in the form of dividend payments, loans or advances.

The following represents condensed financial information of the parent company only:

Condensed Balance Sheets

	As of June 30,
	2025	2024
Assets
Cash and cash equivalents	$-	$-
Advance to suppliers	7,362,203	-
Prepaid expenses and other receivables, net	612,500	-
Total current assets	7,974,703	-
Investments in subsidiaries and VIEs	(8,078,359)	(7,200,899)
Total non-current asset	(8,078,359)	(7,200,899)
Total assets	(103,656)	(7,200,899)

Liability
Payable to a subsidiary	200	-
Total current liability	200	-
Total liability	200	-

Total Shareholders’ deficit	$(103,856)	$(7,200,899)
Total liabilities and shareholders’ deficit	$(103,656)	$(7,200,899)

Condensed Statements of Operations and Comprehensive Loss

	For the years ended June 30,
	2025	2024	2023

Revenues	$-	$-	$-
Income (loss) for equity method investment in subsidiaries and VIEs	-	-	-
Sales and marketing expenses	(5,629,318)	-	-
General & Administrative Expenses	(4,043,062)	-	-
Other income, net	7	-	-
Share of loss of subsidiaries, consolidated VIE and VIE’s subsidiaries	(767,886)	(1,202,916)	(1,080,016)
Net loss	$(10,440,259)	$(1,202,916)	(1,080,016)
Other comprehensive (loss) income	$(109,574)	$16,660	$458,742
Total Comprehensive loss	$(10,549,833)	$(1,186,256)	$(621,274)